

TWIN DISC
2025 ANNUAL REPORT















USA • AUSTRALIA • BELGIUM • CANADA • CHINA • FINLAND • INDIA • ITALY • JAPAN • NETHERLANDS • NEW ZEALAND • SINGAPORE • SWITZERLAND

A YEAR OF CHALLENGE.

A YEAR OF PROGRESS.

TO FELLOW SHAREHOLDERS, this past fiscal year has been a transformative period for Twin Disc—one marked by growth, innovation and progress across all facets of our business. We delivered solid financial results, expanded our global presence and made significant strides in advancing our strategic priorities. Revenue grew steadily year over year, fueled by sustained demand in our core marine, propulsion, defense, transmission and industrial markets and the contributions from our recent acquisitions, Katsa and Kobelt. Operational efficiencies and disciplined capital management supported a healthy fiscal 2025 result, reinforcing our financial resilience and agility.

We continue to navigate global trade dynamics with strength and foresight. Amid shifting tariff policies and supply chain pressures, our diversified global manufacturing footprint, localized operations and trusted distributor network offer a competitive edge. These capabilities help us mitigate risk, maintain delivery continuity and uphold service excellence across regions. This strategic positioning helps shield our customers from volatility while reinforcing our ability to compete globally.

A key driver of this momentum is the continued rise in defense spending among NATO and allied nations. As these global partners invest in modernization and operational readiness, the demand for advanced, reliable drivetrain technologies has intensified. Twin Disc is proud to be a trusted partner in supporting this mission.

We've built a legacy of powering the world's toughest defense platforms, from Navy vessels and NATO patrol fleets to military-grade off-highway vehicles operating in extreme environments. Our products are engineered for uptime, precision and durability, ensuring reliable performance in even the most challenging environments.

As NATO expands its capabilities, we're prepared to deliver robust driveline and transmission systems built for challenging terrain and unforgiving waters. At the same time, we are actively supporting the shift toward electrification in naval operations. The electric ship market is projected to quadruple by 2032[1] and Twin Disc continues to lead the way with hybrid marine propulsion solutions and control technologies. We are strategically positioned to support the industry's transition to the next generation of sustainable vessels.

This dual focus, delivering proven mechanical systems while driving electric innovation, reflects a broader commitment that defines our future. A commitment to sustainability and forward-thinking solutions is at the heart of our long-term strategy. With a foundation built on readiness, capability and expertise, Twin Disc is a trusted hybrid and electric system integration partner. Through targeted investments and cross-functional engineering expertise, we are advancing technologies that will define the future of marine and industrial equipment.





That future is taking shape through major initiatives like our investments in electrification capabilities and the launch of next-generation products. One standout is the debut of the Elite Propulsion System, born from a collaboration between Rolla and Veth Propulsion.

Earlier this year, we enhanced our market position by acquiring Kobelt Manufacturing Co. Ltd., a Canadian company with over 60 years of expertise in steering, control and braking systems for marine and industrial applications. This expansion strengthens our capabilities and positions Twin Disc for sustained growth in an evolving global marketplace.

None of this would be possible without our people. We believe our team is our greatest asset, and our Training Centers reflect that belief. Over the past year, they have provided hands-on technical education to employees, partners and customers spanning marine transmissions, control systems and hybrid-electric platforms.

Beyond technical training, we expanded leadership and cross-functional development to align teams around the core values that define Twin Disc: customer focus, integrity, accountability, teamwork and innovation.



John H. Batten,
President and Chief Executive Officer

Our continued investment in people and global footprint positions Twin Disc for long-term leadership. As regulations grow stricter and customer expectations evolve, we're staying ahead, ready to enter new markets, support complex integrations and power the next generation of solutions across the marine and industrial sectors.

As we look ahead, we remain committed to delivering excellence, creating value and building a more sustainable future. With the right strategy, people and partnerships in place, Twin Disc is well-positioned to lead—a future we are proud to shape together.

Sincerely,
John Batten
President and Chief Executive Officer, Twin Disc



[1] Fortune Business Insights, 23 June 2025, www.fortunebusinessinsights.com/electric-ships-market.

SINCE 1918, TWIN DISC HAS BEEN PUTTING HORSEPOWER TO WORK

Today, we are transforming global off-highway and marine markets with our innovative products, controls and systems. Our sustainable hybrid and electric powertrains empower customers to achieve their business goals while meeting regulatory requirements. In fiscal year 2025, our strategy focused on diversifying our geographies and end markets, as well as optimizing our operational footprint. This positions Twin Disc to deliver the quality, craftsmanship and service essential to our global customer base, paving the way for continued growth opportunities.

FINANCIAL HIGHLIGHTS
(in thousands, except per share statistics)

	2025	2024	2023
Net Sales	$340,738	$295,127	$276,960
Net Income	(1,893)	10,988	10,380
Basic Income Per Share	(0.14)	0.80	0.77
Diluted Income Per Share	(0.14)	0.79	0.75
Dividends Per Share	0.16	0.12	—
Average Basic Shares Outstanding	13,897	13,683	13,468
Average Diluted Shares Outstanding	13,897	13,877	13,811

OPERATION RESULTS BY QUARTER

2025

	1ST QTR	2ND QTR	3RD QTR	4TH QTR	YEAR
Net Sales	$72,897	$89,921	$81,242	$96,678	$340,738
Gross Profit	19,322	21,680	21,706	30,018	92,726
Net (Loss) Income	(2,765)	919	(1,472)	1,424	(1,894)
Basic (Loss) Income Per Share	(0.20)	0.07	(0.11)	0.10	(0.14)
Diluted (Loss) Income Per Share	(0.20)	0.07	(0.11)	0.10	(0.14)
Dividends Per Share	0.04	0.04	0.04	0.04	0.16
Stock Price Range (High-Low)	14.94 - 11.70	12.75 - 11.07	11.60 - 7.51	9.24 - 6.27	14.94 - 6.27

2024

	1ST QTR	2ND QTR	3RD QTR	4TH QTR	YEAR
Net Sales	$63,554	$72,994	$74,161	$84,418	$295,127
Gross Profit	16,637	20,656	20,940	25,086	83,319
Net (Loss) Income	(1,173)	930	3,822	7,410	10,988
Basic (Loss) Income Per Share	(0.09)	0.07	0.28	0.54	0.80
Diluted (Loss) Income Per Share	(0.09)	0.07	0.27	0.53	0.79
Dividends Per Share	—	0.04	0.04	0.04	0.12
Stock Price Range (High-Low)	14.06 - 11.11	16.16 - 11.80	17.06 - 14.66	17.59 - 11.29	17.59 - 11.11

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES *(in thousands)*



2025	2024	2023	2022
23,980	33,716	22,898	(8,313)

CAPITAL EXPENDITURES *(in thousands)*



2025	2024	2023	2022
15,157	8,707	7,918	4,729

DILUTED INCOME (LOSS) PER SHARE



2025	2024	2023	2022*
(0.14)	0.79	0.75	0.78

TURNING VISION INTO VALUE



Jeff Knutson,
Chief Financial Officer

At the core of Twin Disc's disciplined growth and strategic execution is Jeff Knutson, Chief Financial Officer. With a deep understanding of global markets and a commitment to financial rigor, Jeff has been a driving force behind the company's impactful initiatives, including the acquisition of Kobelt Manufacturing. Jeff's leadership extends far beyond the balance sheet. His expertise in assessment, valuation strategy and post-acquisition integration has positioned Twin Disc for long-term value creation. Jeff's financial stewardship guides the company through complex transactions, enabling investments that support innovation, expand our global footprint and deliver sustained shareholder returns.

JEFF KNUTSON ON BUILDING VALUE BEYOND THE STRATEGY

Q *How has your role as CFO evolved over the past few years?*

A My role has shifted as Twin Disc has leaned more into growth through acquisitions. I've gotten more involved in finding potential companies to acquire. But it's not just about getting the deal done; it's also about telling the story behind it. I spend a lot of time helping investors understand why we made each move and how it fits into the bigger picture for our future.

Q *Can you tell us about the acquisitions you've been involved in?*

A Since 2018, I've been closely involved in three acquisitions: Veth, Katsa, and, most recently, Kobelt. These deals weren't about chasing headlines or short-term investor attention—they were about long-term strategic growth.

Q *Can you describe the roles you and John Batten play regarding acquisitions?*

A John grew up in this market and has long-standing relationships in the industry, so he already knows about companies that fit our strategy. That familiarity was a considerable asset—these weren't blind acquisitions. We knew the people, the products and the potential.

John sets the strategy; I handle the execution through negotiations, due diligence, financing and closing. The entire leadership team stays involved and is supported by advisors when needed.

Q *How do you stay current in such a fast-changing financial world?*

A I stay current by connecting with a broad group of financial, legal and tax advisors. As a smaller public company, with somewhat limited resources, we all have broad responsibilities. So, it's crucial for me to have a firm grasp on what's happening in the markets, how regulations are evolving and what changes are coming in reporting.

I mix staying curious, asking good questions and surrounding myself with people who challenge me to keep learning.

Q *Twin Disc has been around for over 100 years. How do you honor its legacy while steering the company forward?*

A Twin Disc has a strong family culture thanks to the Batten family's long-standing involvement. We treat employees like family, which is reflected in our low turnover and deep commitment to people and legacy.

That trust extends to our acquisitions. Many companies we acquire are multi-generational, and their owners choose us because they know we'll honor what they've built, not overhaul it. We're more than buyers, we're partners.

Q *Is there anything else you would like to share?*

A Across all acquisitions, we focus on buying companies we believe in, where we trust the leadership, see strong fundamentals and feel confident we can support their growth.

For us, success isn't just closing the deal; it's integrating and supporting the new business for lasting impact.

POWERING FORWARD
KOBELT JOINS THE TWIN DISC FAMILY

In February, Twin Disc proudly acquired Kobelt Manufacturing Co. Ltd., a respected Canadian manufacturer with over 60 years of expertise in steering, control and braking systems for marine and industrial applications. This acquisition strengthens our control systems portfolio, expands our global footprint and enhances our precision engineering and custom design capabilities.

Kobelt's in-house foundry, machining and testing operations ensure quality and durability, aligning with Twin Disc's engineering standards. The company's customer-first approach and strong market reputation made it a natural fit, unlocking new growth opportunities and partnerships through our global sales and service network.

Scan the QR code to read more about this acquisition and what it means for the future of Twin Disc.







Nasdaq Congratulates
Twin Disc Inc.
On its Acquisition Of
Kobelt Manufacturing
TWIN DISC
TWIN NasdaqListed
Nasdaq

Dave Bockhold,
General Manager, Kobelt



Big vision. Bold moves. Dave Bockhold, General Manager of Kobelt, stands out as a true pioneer in custom engineering. He leads teams to develop application-specific solutions—often in areas others deemed impossible—strengthening Kobelt's reputation as a problem-solver and innovation leader.

LEADING THE SHIFT
ELECTRIFICATION AND HYBRID INNOVATION

As the global industrial and marine sectors strive to reduce environmental impact, the demand for cleaner, more efficient technology continues to rise. The shift toward electrification is no longer on the horizon—it is here, and Twin Disc is embracing the opportunity.

Backed by deep engineering expertise, strategic investments and a customer-first mindset, Twin Disc is becoming a trusted integration partner for hybrid and electric systems. Hybrid inquiries make up 18% of all application requests, signaling strong market momentum.

Integrating hybrid systems requires custom solutions to align power, controls, safety systems and thermal management, and is often planned years in advance. Twin Disc has spent this early market phase building our infrastructure and capabilities to stay ahead of the curve.

We've invested in:
- Product & control system readiness
- Engineering & tailored technical documentation
- Vendor integration partnerships
- Scalable factory capabilities
- Continuous lab & vessel testing





GO ELECTRIC

PURPOSE-BUILT INFRASTRUCTURE FOR HYBRID AND ELECTRIC SYSTEMS

Twin Disc's readiness to lead in electrification is not just a matter of engineering; it's a matter of infrastructure. At our Racine Manufacturing headquarters, we've created a dedicated production space for processing hybrid and electric systems, ensuring safe, scalable and efficient manufacturing.

Located just steps from the plant, our Research & Development facility has expanded to include a customized test bay and a newly constructed, fire-rated battery testing building with integrated safety monitoring.

By simulating real-world operational profiles of marine vessels, cranes or other heavy-duty equipment, the dedicated testing area gives our engineers critical insights into how batteries perform in actual use. These insights drive more innovative designs and ensure reliable, proven system performance.



TWIN DISC

Mike Gee,
VP of Corporate Engineering

Mike Gee, VP of Corporate Engineering, offers visionary leadership that's been instrumental to Twin Disc's electrification preparedness. With a deep understanding of hybrid system demands and industry evolution, Mike guides his team to anticipate customer needs, build robust solutions and ensure our engineering approach remains agile and scalable.





REAL WORLD TECHNOLOGIES



TWIN DISC TRAINING
INVESTING IN PEOPLE, BUILDING THE FUTURE

ADVANCING HYBRID PROPULSION:
INTRODUCING THE KATSA 2L550 GEARBOX

As part of our commitment to sustainable marine solutions, Katsa partnered with distributor ADS van STIGT to launch the Katsa 2L550 gearbox, purpose-built for electric and diesel-electric propulsion. Twin input and single output allow for motor redundancy, ensuring reliable, uninterrupted operation. Its compact design and integrated lubrication system make it ideal for today's evolving marine demands.

Recent deployments include five gearboxes for Holland Shipyards Group, supporting hybrid cargo vessels for Hartel Shipping and De Bock Maritiem. These vessels are expected to cut fuel use by up to 35–50%, significantly reducing CO_2 emissions.



Scan the QR code to learn more about the Katsa 2L550 and its role in powering the next generation of marine propulsion.

DRIVING MARINE INNOVATION:
KOBELT SUPPORTS EU WAVE ENERGY PROGRAM

Kobelt is advancing sustainable marine technology by partnering with Carnegie Technologies Spain (CTS) on ACHIEVE, a European Union-supported initiative developing a next-generation wave energy converter. The system—called CETO—is a fully submerged device that turns ocean wave motion into clean electricity without disrupting the sea's surface.

Kobelt is engineering key components for the unit's drivetrain, built to perform reliably in deep-sea environments. The prototype will be tested at BiMEP, an open-sea site in northern Spain, contributing to Spain's 2030 roadmap for offshore renewable energy.

This project reflects Twin Disc's commitment to powering a cleaner future by enabling innovative, sustainable marine solutions.

ELITE™ PROPULSION SYSTEM:
A ROLLA+VETH PROPULSION COLLABORATION



Veth Propulsion's Counter-Rotating Propeller (CRP) system, combined with Rolla's precision-crafted propellers, created the Elite System—a versatile, integrated solution for a wide range of vessels that sets a new benchmark in hybrid propulsion. Its design reduces vibration and noise, enhances fuel efficiency and enables smoother operations—key considerations in today's environmentally conscious and performance-driven marine sector.

The successful launch of the Elite propulsion system is a testament to Twin Disc's commitment to cultivating new ideas and harnessing our collective strengths to meet the evolving needs of the maritime industry.

At Twin Disc, our people drive our success, and our Training Centers play a vital role in honing their skills. This year, the centers provided hands-on education to employees, distributors and customers, covering everything from marine transmissions to hybrid electric systems.

The Electronics Lab is the hub for programming, testing and configuring controls and software tailored to specific applications, including ARFF vehicles and Frac rigs.

The blend of in-person labs, live equipment demonstrations and classroom instruction offers a comprehensive learning experience that deepens the understanding of Twin Disc technologies. Our EMEA Training Center, led by Abraham Barragán, and our Training Centers in Singapore, China, Australia and the United States, led by Larry Harris, remain a cornerstone for developing expertise and strengthening our culture as technology evolves.

SHAPING TOMORROW, TODAY

Over the past year, Abraham and his team conducted 11 training sessions at our Netherlands facility, educating nearly 100 participants with class sizes ranging from 6 to 10 students. They also extended their expertise internationally, conducting localized training sessions for 20 additional students in Chile and Spain.

Meanwhile, Larry and his team hosted seven certification courses at our dedicated classroom and electronics lab in the U.S., training 51 students through sessions that emphasized practical knowledge and real-world application. Together, their global training efforts empower Twin Disc's distributor network with the skills and confidence needed to support our evolving technology.



Larry Harris,
Product Service Manager

Larry and his team lead hands-on certification courses designed to give Twin Disc distributors the real-world experience required to succeed in the field. "It's incredibly rewarding to see our partners leave equipped, empowered, and ready to support our technology with confidence," he says.






Abraham Barragán,
Product Service Engineer | EMEA

As a former Fast Craft Commander in the Mexican Navy, Abraham brings a unique real-world perspective to the classroom. "I see my students as my crew that served with me in the Narco-Traffic Intercept," he says. "I want to ensure they are trained and prepared to do their job."



LOOKING
AHEAD

Behind every Twin Disc achievement is a team of dedicated, forward-thinking individuals who embody our mission to deliver excellence.

Our priorities as we prepare for the year are clear: innovate boldly, grow responsibly, and empower our people. From electrification to customization, training to integration, Twin Disc is not just adapting—we are leading.

**THANK YOU FOR YOUR
CONTINUED TRUST AND SUPPORT.**



CORPORATE DATA

Annual Meeting
von Briesen & Roper, s.c.
411 East Wisconsin Avenue, Suite 1000
Milwaukee, Wisconsin 53202
2:00 P.M., October 30, 2025

Shares Traded
NASDAQ: Symbol TWIN

Annual Report on Securities and Exchange Commission Form 10-K
Single copies of the Company's 2025 Annual Report on Securities and Exchange Commission Form 10-K, including exhibits, will be provided without charge to shareholders after September 5, 2025, upon written request directed to Secretary, Twin Disc, Incorporated, 222 East Erie Street, Suite 400, Milwaukee, Wisconsin 53202.

Transfer Agent & Registrar
First Class/Registered/Certified Mail:
Computershare Investor Services
P.O. Box 43006
Providence, RI 02940-3006
United States of America

Courier Services:
Computershare Investor Services
150 Royall Street, Suite 101
Canton, MA 02021
United States of America

Toll-free: 877-498-8861
www.computershare.com/investor

Independent Accountants
RSM US LLP, Milwaukee, WI

Corporate Offices
Twin Disc, Incorporated
Milwaukee, WI 53202
Telephone: (262) 638-4000

Wholly-Owned Subsidiaries
- Twin Disc (Pacific) Pty. Ltd., Brisbane, Queensland, Australia
- Twin Disc European Distribution SRL, Nivelles, Belgium
- Twin Disc International SRL, Nivelles, Belgium
- Kobelt Manufacturing Co. Ltd., Surrey, Canada
- Twin Disc Power Transmission (Shanghai) Co. Ltd., Shanghai, China
- Katsa Oy, Tampere, Finland
- Twin Disc Power Transmission Private, Ltd., Chennai, India
- Twin Disc SRL, San Matteo della Decima, Italy
- Veth Propulsion B.V., Papendrecht, Netherlands
- Twin Disc New Zealand Limited, Auckland, New Zealand
- Twin Disc (Far East) Pte. Ltd., Singapore
- Rolla Sp Propellers SAGL, Novazzano, Switzerland

Partially Owned Subsidiaries
Twin Disc Nico Co. Ltd., Saitama, Japan

Manufacturing and Assembly Facilities
Nivelles, Belgium
Surrey, Canada
Ikaalinen, Finland
Tampere, Finland
San Matteo della Decima, Italy
Papendrecht, Netherlands
Novazzano, Switzerland
Lufkin, Texas, U.S.A.
Racine, Wisconsin, U.S.A.
Sturtevant, Wisconsin, U.S.A.

Sales Offices
Domestic
Racine, Wisconsin, U.S.A.
Lufkin, Texas, U.S.A.

Foreign
Brisbane, Australia
Gold Coast, Australia
Nivelles, Belgium
Surrey, Canada
Guangzhou, China
Shanghai, China
Tampere, Finland
Chennai, India
San Matteo della Decima, Italy
Saitama, Japan
Papendrecht, Netherlands
Auckland, New Zealand
Singapore
Novazanno, Switzerland

Manufacturing Licenses
Hitachi-Nico Transmission Co., Ltd.
Tokyo, Japan

Twin Disc Board of Directors
**Michael C. Smiley,
Chairman of the Board**
Former Chief Financial Officer,
Zebra Technologies Corporation,
Lincolnshire, IL
A global provider of asset management solutions

John H. Batten
President and Chief Executive Officer,
Twin Disc, Incorporated,
Milwaukee, WI

Michael Doar
Executive Chairman of the Board and retired Chief Executive Officer,
Hurco Companies, Inc.,
Indianapolis, IN
A global manufacturer of machine tools

Janet P. Giesselman
Chairman of the Board of Ag Growth International;
Retired President and General Manager, Dow Oil & Gas Company,
Midland, MI
A business unit of Dow Chemical Company

David W. Johnson
Chief Financial Officer,
Johnson Outdoors, Inc.,
Racine, WI
A global provider of outdoor recreation products

Juliann Larimer
Former Chair of the Board, President and Chief Executive Officer,
Peak Technologies,
Milwaukee, WI
A provider of end-to-end mobility and digital supply chain solutions for performance-driven organizations

Kevin M. Olsen
President and Chief Executive Officer,
Dorman Products,
Colmar, PA
A supplier of replacement parts for global automotive aftermarket industry

Twin Disc Officers
John H. Batten
President and Chief Executive Officer

Jeffrey S. Knutson
Vice President – Finance, Chief Financial Officer, Treasurer and Secretary

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10K

√ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended June 30, 2025

Or

__ TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 1-7635

TWIN DISC, INCORPORATED
(Exact Name of Registrant as Specified in its Charter)

Wisconsin	39-0667110
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

222 East Erie Street, Suite 400, Milwaukee, Wisconsin	53202
(Address of Principal Executive Office)	(Zip Code)

Registrant's Telephone Number, including area code: (262) 638-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock (No Par Value)	TWIN	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [ ] No [√]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes [ ] No [√]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [√] No [ ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes [√] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer [ ]   Accelerated Filer [√]

Non-accelerated Filer [ ]   Smaller reporting company [√]   Emerging growth company [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act [ ].

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report [√].

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements [ ].

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b) [ ].

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes [ ] No [√]

At December 27, 2024, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the common stock held by non-affiliates of the registrant was $125,389,002.

Determination of stock ownership by affiliates was made solely for the purpose of responding to this requirement and registrant is not bound by this determination for any other purpose.

At August 13, 2025, the registrant had 14,390,226 shares of its common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Proxy Statement for the Annual Meeting of Shareholders to be held October 30, 2025, which will be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report, are incorporated by reference into Part III.

TABLE OF CONTENTS

**TWIN DISC, INCORPORATED — FORM 10-K
FOR THE YEAR ENDED JUNE 30, 2025**

PART I

Item 1. Business

Twin Disc, Incorporated ("Twin Disc", or the "Company") was incorporated under the laws of the state of Wisconsin in 1918. Twin Disc designs, manufactures and sells marine and heavy duty off highway power transmission equipment. The Company has manufacturing locations in the United States, Belgium, Canada, Finland, Italy, the Netherlands, and Switzerland. In addition to these countries, it has distribution locations in Singapore, China, Australia, Belgium, New Zealand, and Japan. Products offered include: marine transmissions, azimuth drives, surface drives, propellers and boat management systems as well as power-shift transmissions, hydraulic torque converters, power take-offs, industrial clutches, controls systems, and braking systems. The Company sells its products to customers primarily in the pleasure craft, commercial and military marine markets, as well as in the energy and natural resources, government, military and industrial markets. The Company's worldwide sales to both domestic and foreign customers are transacted through a direct sales force and a distributor network. The products described above have accounted for more than 90% of revenues in each of the last three fiscal years.

On February 14, 2025, the Company completed the acquisition of 100% of the outstanding common stock of Kobelt Manufacturing Co. Ltd. ("Kobelt"). Based in Surrey, British Columbia, Canada, Kobelt is a manufacturer of controls, propulsion, steering, and braking systems to the marine, oil and gas, and industrial markets. The provisional fair value estimates of Kobelt's deferred income taxes, property, plant and equipment, net and intangible assets, net, are pending final review by the Company, and Kobelt is included in the Company's manufacturing segment.

On May 31, 2024, the Company completed the acquisition of 100% of the outstanding common stock of Katsa Oy ("Katsa"). Based in Finland, Katsa is a European manufacturer of custom-designed, high-quality power transmission components and gearboxes for industrial and marine end-markets for a broad range of end market applications. Katsa also provides a wide range of after-sales services, including spare part deliveries, reverse engineering, modeling, and gearbox refurbishment. Katsa is included in the Company's manufacturing segment.

Most of the Company's products are machined from cast iron, forgings, cast aluminum and bar steel which generally are available from multiple sources and which are believed to be in adequate supply.

The Company has applied for patents in both the United States and certain foreign countries on inventions made in the course of its development work for which commercial applications are considered probable. The Company regards its patents collectively as important but does not consider its business dependent upon any one of such patents.

The business is not considered to be seasonal except to the extent that employee vacations and plant shutdowns, particularly in Europe, occur mainly in the months of July and August, curtailing production during that period.

The Company's products receive direct widespread competition, including from divisions of other larger independent manufacturers. The Company also competes for business with parts manufacturing divisions of some of its major customers. The primary competitive factors for the Company's products are design, technology, performance, price, service and availability. The Company's top ten customers accounted for approximately 35% and 43% of the Company's consolidated net sales during the years ended June 30, 2025 and June 30, 2024, respectively. No individual customer accounted for 10% of consolidated net sales in fiscal year 2025 and 2024.

Unfilled open orders for the next six months of $150.5 million, including the impact of the acquisition of Kobelt, at June 30, 2025 compares to $133.7 million, including the impact of the acquisition of Katsa, at June 30, 2024. Since orders are subject to cancellation and rescheduling by the customer, the six month order backlog is considered more representative of operating conditions than total backlog. However, as procurement and manufacturing "lead times" change, the back-log will increase or decrease, and thus it does not necessarily provide a valid indicator of the shipping rate. Cancellations are generally the result of rescheduling activity and do not represent a material change in total backlog.

Management recognizes that there are attendant risks that foreign governments may place restrictions on dividend payments and other movements of money, but these risks are considered low due to the relatively low investment within individual countries that have currency movement restrictions. No material portion of the Company's business is subject to renegotiation of profits or termination of contracts at the election of the U.S. government.

Engineering and development costs include research and development expenses for new product development and major improvements to existing products, and other costs for ongoing efforts to refine existing products. Research and development costs charged to operations totaled $2.7 million and $2.6. million in fiscal 2025 and 2024, respectively. Total engineering and development costs were $12.2 million and $9.8 million in fiscal 2025 and 2024, respectively.

Compliance with federal, state and local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, is not anticipated to have a material effect on capital expenditures, earnings or the competitive position of the Company.

The number of persons employed by the Company at June 30, 2025 was 980, including the impact of the acquisition of Kobelt, and at June 30, 2024 was 910, including the impact of the acquisition of Katsa, respectively. The Company believes that its continued success is a direct result of its talent. As such, the Company strives to be an employer of choice in every community in which it operates. It does this by fostering a fair, respectful, inclusive and safe work environment and culture shaped with its core values of customer focus, integrity, accountability, teamwork, and innovation.

A summary of financial data by segment, geographic area, and classes of products that accounted for more than 10% of consolidated sales revenues for the years ended June 30, 2025 and 2024 appears in Note K, Business Segments and Foreign Operations, to the consolidated financial statements.

The Company's website address is www.twindisc.com. **The Company makes available free of charge (other than an investor's own internet access charges) through its website the Company's Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to those reports, as soon as reasonably practicable after it electronically files such material with, or furnishes such material to, the United States Securities and Exchange Commission.** The SEC maintains an internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers, such as the Company, that file electronically with the SEC. In addition, the Company makes available, through its website, important corporate governance materials. This information is also available from the Company upon request. The Company is not including the information contained on or available through its website as a part of, or incorporating such information by reference to, this Annual Report on Form 10-K.

Item 1A. Risk Factors

The Company's business involves various risk factors. The following information about these risks should be considered carefully together with other information contained in this report. The risks described below are not the only risks the Company faces. Additional risks not currently known, deemed immaterial or that could apply to any issuer may also result in adverse results for the Company's business.

As a global Company, the Company is subject to currency fluctuations and a significant movement between the U.S. dollar and the euro exchange rate, in particular, could have an adverse effect on its profitability. Although the Company's financial results are reported in U.S. dollars, a significant portion of its sales and operating costs are realized in euros and other foreign currencies. The Company's profitability is affected by movements of the U.S. dollar against the euro and the other currencies in which it generates revenues and incurs expenses. Significant long-term fluctuations in relative currency values, in particular a significant change in the exchange rate between the U.S. dollar and the euro, could have an adverse effect on the Company's profitability and financial condition.

The Company could be materially adversely affected by the effects of health pandemics or epidemics in regions where we or third parties on which we rely have business operations. Operating during a global pandemic could expose the Company to a number of material risks, including diminished demand for our products and our customers' products, suspensions in the operations of our and our suppliers' manufacturing facilities, maintenance of appropriate labor levels, our ability to ship products to our customers, interruptions in our supply chains and distribution systems, access to capital and potential increases to the cost of capital, collection of trade receivables in accordance with their terms and potential further impairment of long-lived assets; all of which, in the aggregate, could have an adverse effect on the Company's business, financial condition, results of operations and cash flows.

Certain of the Company's products are directly or indirectly used in oil exploration and oil drilling and are thus dependent upon the strength of those markets and oil prices. In recent years, the Company has seen significant variations in the sales of its products that are used in oil and energy related markets. The variability in these markets has been defined by the change in oil prices and the global demand for oil. Significant decreases in oil prices and reduced demand for oil and capital investment in the oil and energy markets adversely affect the sales of these products and the Company's profitability. The cyclical nature of the global oil and gas market presents the ongoing possibility of a severe cutback in demand, which would create a significant adverse effect on the sales of these products and ultimately on the Company's profitability.

Many of the Company's product markets are cyclical in nature or are otherwise sensitive to volatile or unpredictable factors. A downturn or weakness in overall economic activity or fluctuations in those other factors could have a material adverse effect on the Company's overall financial performance. Historically, sales of many of the products that the Company manufactures and sells have been subject to cyclical variations caused by changes in general economic conditions and other factors. In particular, the Company sells its products to customers primarily in the pleasure craft, commercial and military marine markets, as well as in the energy and natural resources, government, military and industrial markets. The demand for the products may be impacted by the strength of the economy generally, governmental spending and appropriations, including security and defense outlays, fuel prices, interest rates, as well as many other factors. Adverse economic and other conditions may cause the Company's customers to forego or otherwise postpone purchases in favor of repairing existing equipment.

In the event of an increase in the global demand for steel, the Company could be adversely affected if it experiences shortages of raw castings and forgings used in the manufacturing of its products. With the continued advancement of certain developing economies, in particular China and India, the global demand for steel has risen significantly in recent years. The Company selects its suppliers based on a number of criteria, and the Company expects that they will be able to support its needs. However, there can be no assurance that a significant increase in demand, capacity constraints or other issues experienced by the Company's suppliers will not result in shortages or delays in their supply of raw materials to the Company. If the Company were to experience a significant or prolonged shortage of critical components from any of its suppliers, particularly those who are sole sources, and could not procure the components from other sources, the Company would be unable to meet its production schedules for some of its key products and would miss product delivery dates which would adversely affect its sales, profitability and relationships with its customers.

The Company continues to face the prospect of increasing commodity costs, including steel, other raw materials and energy that could have an adverse effect on future profitability. In addition, developments in tariff regulations in the U.S. and foreign jurisdictions have resulted in uncertainty regarding international trade policies and future commodity prices, contributing to an increased risk of higher commodity costs that could have an adverse impact on the Company's profitability, financial condition and results of operations. The Company's profitability is dependent, in part, on commodity costs. To date, the Company has been successful with offsetting the effects of increased commodity costs through cost reduction programs and pricing actions. However, if material prices were to continue to increase at a rate that could not be recouped through product pricing or cost reductions, it could potentially have an adverse effect on the Company's future profitability.

The Company anticipates that additional tariffs or trade restrictions resulting from "trade wars" could result in an increase in its cost of sales and there can be no assurance that the Company would be able to pass any of the increases in raw material costs directly resulting from additional tariffs to its customers. Given that it procures many of the raw materials that it uses to create its products directly or indirectly from outside of the U.S., the imposition of tariffs and other potential changes in U.S. trade policy could increase the cost or limit the availability of such raw materials, which could hurt its competitive position and adversely impact its business, financial condition and results of operations. In addition, the Company sells a significant proportion of its products to customers outside of the U.S. Retaliatory actions by other countries could result in increases in the price of its products, which could limit demand for such products, hurt its global competitive position and have a material adverse effect on the Company's business, financial condition and results of operations.

If the Company were to lose business with any key customers, the Company's business would be adversely affected. Although no individual customer accounted for 10% or more of consolidated net sales in fiscal 2025, deterioration of a business relationship with one or more of the Company's significant customers would cause its sales and profitability to be adversely affected. Although the Company's accounts receivable are dispersed among a large customer base, a significant change in the liquidity or financial position of any one of its largest customers could have a material adverse impact on the collectability of its accounts receivable and future operating results.

The termination of relationships with the Company's suppliers, or the inability of such suppliers to perform, could disrupt its business and have an adverse effect on its ability to manufacture and deliver products. The Company relies on raw materials, component parts, and services supplied by outside third parties. If a supplier of significant raw materials, component parts or services were to terminate its relationship with the Company, or otherwise cease supplying raw materials, component parts, or services consistent with past practice, the Company's ability to meet its obligations to its customers may be affected. Such a disruption with respect to numerous products, or with respect to a few significant products, could have an adverse effect on the Company's profitability and financial condition.

A significant design, manufacturing or supplier quality issue could result in recalls or other actions by the Company that could adversely affect profitability. As a manufacturer of highly engineered products, the performance, reliability and productivity of the Company's products are some of its competitive advantages. While the Company prides itself on implementing procedures to ensure the quality and performance of its products and suppliers, a significant quality or product issue, whether due to design, performance, manufacturing or supplier quality issue, could lead to warranty actions, scrapping of raw materials, finished goods or returned products, the deterioration in a customer relationship, or other action that could adversely affect warranty and quality costs,
future sales and profitability.

The Company faces risks associated with its international sales and operations that could adversely affect its business, results of operations or financial condition. Sales to customers outside the United States approximated 73% of the Company's consolidated net sales for fiscal 2025. The Company has international manufacturing operations in Belgium, Canada, Finland, Italy, the Netherlands and Switzerland. In addition, the Company has international distribution operations in Australia, New Zealand, Belgium, China, Japan, and Singapore. The Company's international sales and operations are subject to a number of risks, including:

- ➡ political and social attitudes, laws, rules, regulations, and policies within countries that favor local companies over US companies, including government-supported efforts to promote local competitors;
- ➡ currency exchange rate fluctuations;
- ➡ global trade issues and uncertainties with respect to trade policies, including tariffs, trade sanctions, and international trade disputes, and the ability to obtain required import and export licenses;
- ➡ differing legal systems and standards of trade which may not honor our intellectual property rights, and which may place us at a competitive disadvantage;
- ➡ multiple conflicting and changing governmental laws and regulations, including varying labor laws and tax regulations;
- ➡ reliance on various information systems and information technology to conduct our business, making us vulnerable to cyberattacks by third parties or breaches due to employee error, misuse, or other causes, that could result in business disruptions, loss of or damage to our intellectual property and confidential information (and that of our customers and other business partners), reputational harm, transaction errors, processing inefficiencies, or other adverse consequences;
- ➡ regional or global economic downturns or recessions, varying foreign government support, unstable political environments, and other changes in foreign economic conditions;
- ➡ difficulties in managing a global enterprise, including staffing, managing distributors and representatives, and repatriating cash and dividends;
- ➡ longer sales cycles and difficulties in collecting accounts receivable; and
- ➡ different customs and ways of doing business.

To date, our operations have not been materially adversely affected by global conflicts including Russia's invasion of Ukraine. However, further escalation of this or other conflicts could result in, among other negative consequences, a disruption to the global economy and supply chain leading to a shortage of parts, materials and services needed to manufacture and timely deliver our products. Any such shortages could negatively impact our suppliers' ability to meet our demand requirements and, in turn, our ability to satisfy our customer demand. These challenges, together with other challenges associated with operating an international business, may adversely affect our ability to recognize r evenue and our other operating results.

A material disruption at one of the Company's largest manufacturing facilities could adversely affect its ability to generate sales and meet customer demand. If operations at one of the Company's largest facilities were to be disrupted as a result of significant equipment failures, natural disasters, power outages, fires, explosions, adverse weather conditions, labor force disruptions or other reasons, the Company's business and results of operations could be adversely affected. Interruptions in production would increase costs and reduce sales. Any interruption in production capability could require the Company to make substantial capital expenditures to remedy the situation, which could negatively affect its profitability and financial condition. The Company maintains property damage insurance, which it believes is adequate to reconstruct its facilities and equipment, as well as business interruption insurance to mitigate losses resulting from any production interruption or shutdown caused by an insured loss. However, any recovery under this insurance policy may not offset the lost sales or increased costs that may be experienced during the disruption of operations. Lost sales may not be recoverable under the policy and long-term business disruptions could result in a loss of customers. If this were to occur, future sales levels and costs of doing business, and therefore profitability, could be adversely affected.

The ability to service the requirements of debt depends on the ability to generate cash and/or refinance its indebtedness as it becomes due, and depends on many factors, some of which are beyond the Company's control. The Company entered into an amended and restated credit agreement on February 14, 2025. The Company's ability to make payments on its indebtedness, including those under the credit agreement, and to fund planned capital expenditures, research and development efforts and other corporate expenses depends on the Company's future operating performance and on economic, financial, competitive, legislative, regulatory and other factors. Many of these factors are beyond its control. The Company cannot be certain that its business will generate sufficient cash flow from operations, or operating improvements will be realized or that future borrowings will be available to it in an amount sufficient to enable it to repay its indebtedness or to fund its other operating requirements. Significant delays in its planned capital expenditures may materially and adversely affect the Company's future revenue prospects.

Any failure to meet debt obligations and financial covenants, and maintain adequate asset-based borrowing capacity could adversely affect the Company's business and financial condition. The Company's revolving credit facility expiring April 2027 is secured by certain personal property assets such as accounts receivable, inventory, and machinery and equipment. Under this agreement, the Company's borrowing capacity is based on the eligible balances of these assets and it is required to maintain sufficient asset levels at all times to secure its outstanding borrowings. The Company is also required to comply with a total funded debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio, a minimum fixed charge coverage ratio, and a minimum tangible net worth. If the Company does not meet these financial covenants as specified under the agreement, the Company may require forbearance or relief from its financial covenant violations from its senior lender or be required to arrange alternative financing. Failure to obtain relief from financial covenant violations or to obtain alternative financing, if necessary, would have a material adverse impact on the Company.

As of June 30, 2025, the Company had a borrowing capacity that exceeded its outstanding loan balance (see Note H, Debt, of the notes to the consolidated financial statements). Based on its annual financial plan, the Company believes that it will generate sufficient cash flow levels throughout fiscal 2026 to meet the required financial covenants under the agreements. However, as with all forward-looking information, there can be no assurance that the Company will achieve the planned results in future periods.

While the Company has obtained forgiveness of its Paycheck Protection Program Loan ("PPP loan"), it remains subject to audit under the program's rules and any resulting adverse audit findings of non-compliance can result in the repayment of a portion or all of the PPP loan. On April 17, 2020 the Company received proceeds of $8.2 million from a loan under the PPP of the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), which it has used to retain employees, maintain payroll and make lease and utility payments. The Company accounted for the full proceeds as a loan. It obtained formal forgiveness of the full amount of the loan on June 16, 2021, and accounted for the forgiveness as income from extinguishment of loan in its statement of operations for the year ended June 30, 2021.

While the loan has been formally forgiven, under the terms of the PPP loan, the Company remains subject to an audit by the Small Business Administration ("SBA") for a period of six years after forgiveness. The audit is intended to confirm the Company's eligibility for the PPP loan and the appropriateness of the PPP loan forgiveness. The Company is aware of the requirements of the PPP loan and believes it is within the eligibility threshold and has used the loan proceeds in accordance with PPP loan forgiveness requirements. It has retained all necessary documentation in support of its eligibility, including gross receipts calculations, supporting payroll expenses and related information.

However, no assurance is provided that the Company will satisfy fully all the requirements of an audit. If despite the Company's actions and certification that it satisfied all eligibility requirements for the PPP loan, it is later determined that it violated applicable laws or was otherwise ineligible to receive the PPP loan, it may be required to repay the PPP loan in its entirety in a lump sum or be subject to additional penalties, which could result in adverse publicity and damage to the Company's reputation. If these events were to transpire, they could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company has made certain assumptions relating to the acquisition of Katsa and Kobelt in its forecasts that may prove to be materially inaccurate. The integration of Katsa and Kobelt into the Company's business processes is ongoing. While the integration is currently proceeding as planned, the Company has made certain longer term assumptions relating to the forecast level of synergies and associated costs of the acquisition of Katsa and Kobelt that may be inaccurate based on the information that was available to the Company or as a result of the failure to realize the expected benefits of the acquisition, higher than expected integration costs, unknown liabilities and global economic and business conditions that may adversely affect the combined Company following the completion of the acquisition. The combination of the businesses will require significant management attention, and the Company may incur significant additional integration costs because of integration difficulties and other challenges.

As a result of the acquisition of Katsa and Kobelt, the Company carries a significant amount of intangible assets, but it may never fully realize the full value of these assets. The full accounting for the Kobelt acquisition, including the purchase price allocation, is pending final review by the Company. The Company recorded intangible assets, including customer relationships, technology know-how, trade name, and computer software for both Katsa and Kobelt.

Amortizable intangible assets are periodically reviewed for possible impairment whenever there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment may result from, among other things, (i) a decrease in its expected net earnings; (ii) adverse equity market conditions; (iii) a decline in current market multiples; (iv) a decline in its common stock price; (v) a significant adverse change in legal factors or business climates; (vi) an adverse action or assessment by a regulator; (vii) heightened competition; (viii) strategic decisions made in response to economic or competitive conditions; or (ix) a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or disposed of. In the event that it determines that events or circumstances exist that indicate that the carrying value of identifiable intangible assets may no longer be recoverable, it might have to recognize a non-cash impairment of identifiable intangible assets, which could have a material adverse effect on the Company's consolidated financial condition or results of operations.

The Company may experience negative or unforeseen tax consequences. The Company reviews the probability of the realization of its net deferred tax assets each period based on forecasts of taxable income in both the U.S. and foreign jurisdictions. This review uses historical results, projected future operating results based upon approved business plans, eligible carryforward periods, tax planning opportunities and other relevant considerations. Adverse changes in the profitability and financial outlook in the U.S. or foreign jurisdictions may require the creation of a valuation allowance to reduce the Company's net deferred tax assets. Such changes could result in material non-cash expenses in the period in which the changes are made and could have a material adverse impact on the Company's results of operations and financial condition. At June 30, 2025 and 2024, the allowance totaled $24.0 million and $24.0 million, respectively.

Taxing authority challenges and changes to tax laws may lead to tax payments exceeding current reserves. The Company is subject to ongoing tax examinations in various jurisdictions. As a result, the Company may record incremental tax expense based on expected outcomes of such matters. In addition, the Company may adjust previously reported tax reserves based on expected results of these examinations. Such adjustments could result in an increase or decrease to the Company's effective tax rate.

Future changes in tax law in the United States or the various jurisdictions in which the Company operates and income tax holidays could have a material impact on the Company's effective tax rate, foreign rate differential, future income tax expense and cash flows.

Security breaches and other disruptions could compromise the Company's information system and expose the Company to liabilities, which would cause its business and reputation to suffer. In the ordinary course of its business, the Company collects and stores sensitive data, including its proprietary business information and that of its customers, suppliers and business partners, as well as personally identifiable information of its customers and employees, in its internal and external data centers, cloud services and on its networks. The secure processing, maintenance and transmission of this information is critical to the Company's operations and business strategy. Despite the Company's security measures, its information technology and infrastructure, and that of its partners, may be vulnerable to malicious attacks or breaches due to employee error, malfeasance or other disruptions, including as a result of rollouts of new systems. Any such breach or operational failure would compromise the Company's networks and/or that of its partners and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings and/or regulatory fines or penalties, including, among others, under the European Union's General Data Privacy Regulation, disrupt the Company's operations, damage its reputation and/or cause a loss of confidence in the Company's products and services, which could adversely affect its business, financial condition and results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

The Company's Audit Committee is responsible for exercising oversight of management's identification and management, and planning for, risks from cybersecurity threats.

The Company has developed and implemented processes to assess, identify, and manage material risks from cybersecurity threats as part of its overall enterprise risk management system. Its cybersecurity processes include security monitoring and threat hunting through a third-party managed vendor and mandatory, company-wide employee training. The processes also extend to oversight and identification of risks associated with vendors and customers if their computer systems interface with the Company's information systems. Upon detection of a potentially material cybersecurity incident, the Company initiates its cyber incident procedure to investigate, contain, and remediate the incident.

The Company has not experienced any material cybersecurity incidents, and the expenses incurred from any security incidents have been immaterial. However, as discussed under "Risk Factors" in Part I, Item 1A of this Annual Report, cybersecurity threats pose multiple and potentially material risks to the Company, including potentially to the Company's results of operations and financial condition. The Company relies extensively on information technology systems and could face cybersecurity risk. As cybersecurity threats become more frequent, sophisticated, and coordinated, it is reasonably likely that the Company may expend greater resources to continue to modify and enhance protective measures against such security risks.

Item 2. Properties

The Company leases a facility in Milwaukee, Wisconsin, U.S.A., which serves as its corporate headquarters.

Manufacturing Segment

The Company owns two facilities in Racine, Wisconsin, U.S.A. One facility is for manufacturing, assembly, and office purposes, and the other facility is the former corporate headquarters that is now classified as an idle asset. The Company also owns three facilities in Finland (two in Tampere and one in Ikaalinen) and one facility in Italy (Decima). These facilities are for manufacturing, assembly and office purposes. The aggregate floor space of these facilities approximates 739,200 square feet. The Company leases additional manufacturing, assembly and office facilities in, Sturtevant, Wisconsin; Lufkin, Texas; Papendrecht, Netherlands; Nivelles, Belgium; Novazzano, Switzerland; Decima, Italy; Tampere, Finland; and, Surrey, Canada.

Distribution Segment

The Company also has operations in the following locations, all of which are leased and are used for sales offices, warehousing and light assembly or product service:

Brisbane, Queensland, Australia	Chennai, India
Gold Coast, Queensland, Australia	Coimbatore, India
Singapore	Saitama City, Japan
Shanghai, China	Auckland, New Zealand
Guangzhou, China	

The Company believes its properties are well maintained and adequate for its present and anticipated needs.

Item 3. Legal Proceedings

Twin Disc is a defendant in certain product liability or related claims of which the ultimate outcome and liability to the Company, if any, are not presently determinable. Management believes that the final disposition of such litigation will not have a material impact on the Company's results of operations, financial position or cash flows.

Item 4. Mine Safety Disclosures

Not applicable.

Information About Our Executive Officers

Pursuant to General Instruction G(3) of Form 10 K, the following list is included as an unnumbered Item in Part I of this Report in lieu of being included in the Proxy Statement for the Annual Meeting of Shareholders to be held on October 30, 2025.

Name	Age	Position
John H. Batten	60	President and Chief Executive Officer
Jeffrey S. Knutson	60	Vice President – Finance, Chief Financial Officer, Treasurer and Secretary

Officers are elected annually by the Board of Directors at the Board meeting held in conjunction with each Annual Meeting of the Shareholders. Each officer holds office until a successor is duly elected, or until he/she resigns or is removed from office.

John H. Batten, President and Chief Executive Officer. Effective October 2022, Mr. Batten was renamed President and Chief Executive Officer. Prior to that, Mr. Batten served as Chief Executive Officer since May 2019, President and Chief Executive Officer since July 2013, President and Chief Operations Officer since July 2008, Executive Vice President since October 2004, Vice President and General Manager – Marine Products since October 2001 and Commercial Manager – Marine since 1998. Mr. Batten joined Twin Disc in 1996 as an Application Engineer.

Jeffrey S. Knutson, Vice President – Finance, Chief Financial Officer, Treasurer and Secretary. Mr. Knutson was named Chief Financial Officer and Treasurer in June 2015. Mr. Knutson was named Vice President – Finance, Interim Chief Financial Officer and Interim Treasurer in February 2015. Mr. Knutson was appointed Corporate Secretary in June 2013, and was Corporate Controller from his appointment in October 2005 until August 2015. Mr. Knutson joined the Company in February 2005 as Controller of North American Operations. Prior to joining Twin Disc, Mr. Knutson held Operational Controller positions with Tower Automotive (since August 2002) and Rexnord Corporation (since November 1998).

PART II

Item 5. Market for the Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is traded on the NASDAQ Global Select Market under the symbol TWIN.

The declaration and payment of future dividends, as well as the amount thereof, are subject to the discretion of our Board of Directors. The amount and size of any future dividends will depend upon our future results of operations, financial condition, capital levels, cash requirements and other factors. Although the Company anticipates that it will continue to pay comparable cash dividends in the future, there can be no assurance that we will declare and pay dividends in the future.

For information regarding the Company's equity-based compensation plans, see the discussion under Item 12 of this report. As of August 4, 2025, shareholders of record numbered 295.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
March 29, 2025 – April 25, 2025	0	NA	0	315,000
April 26, 2025 – May 30, 2025	0	NA	0	315,000
May 31, 2025 - June 30, 2025	0	NA	0	315,000
Total	**0**	**NA**	**0**	**315,000**

On February 1, 2008, the Board of Directors authorized the purchase of up to 500,000 shares of Common Stock at market values, of which 250,000 shares were purchased during fiscal 2009 and 125,000 shares were purchased during fiscal 2012. On July 27, 2012, the Board of Directors authorized the purchase of an additional 375,000 shares of Common Stock at market values. This authorization has no expiration. During the second quarter of fiscal 2013, the Company purchased 185,000 shares under this authorization. The Company did not make any purchases during fiscal 2024 and 2025. As of June 30, 2025, 315,000 shares remain authorized for purchase.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Special Note Regarding Smaller Reporting Company Status

Under SEC Release 33-10513; 34-83550, Amendments to Smaller Reporting Company Definition, the Company qualifies as a smaller reporting company based on its public float as of the last business day of the second quarter of fiscal 2025. Accordingly, it has scaled some of its disclosures of financial and non-financial information in this annual report. The Company will continue to determine whether to provide additional scaled disclosures of financial or non-financial information in future quarterly reports, annual reports and/or proxy statements if it remains a smaller reporting company under SEC rules.

Note on Forward-Looking Statements

This report contains statements (including but not limited to certain statements in Items 1, 3, and 7) that are forward-looking as defined by the Securities and Exchange Commission in its rules, regulations and releases. Forward-looking statements include the Company's description of plans and objectives for future operations and assumptions behind those plans. The words "anticipates," "believes," "intends," "estimates," and "expects," or similar anticipatory expressions, usually identify forward-looking statements. These statements are based on management's current expectations that are based on assumptions that are subject to risks and uncertainties. Actual results may vary because of variations between these assumptions and actual performance. In addition, goals established by the Company should not be viewed as guarantees or promises of future performance. There can be no assurance the Company will be successful in achieving its goals.

The Company intends that such forward-looking statements qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. In addition to the assumptions and information referred to specifically in the forward-looking statements, other factors, including, but not limited to those factors discussed under Item 1A, Risk Factors, could cause actual results to be materially different from what is presented in any forward-looking statements. Accordingly, the making of such statements should not be regarded as a representation by the Company or any other person that the results expressed therein will be achieved. The Company assumes no obligation, and disclaims any obligation, to publicly update or revise any forward-looking statements to reflect subsequent events, new information, or otherwise.

Fiscal 2025 Compared to Fiscal 2024

Net Sales

Net sales for fiscal 2025 increased 15.5%, or $45.6 million, to $340.7 million from $295.1 million in fiscal 2024. The Company's acquisition of Katsa at the beginning of fiscal 2025 contributed $39.1 million of incremental revenue, while the acquisition of Kobelt in the Company's third fiscal quarter contributed $4.9 million of incremental revenue. Excluding the impact of these acquisitions, the Company's revenue was relatively flat with the prior year, as strong growth in the Veth product was offset by weaker oil and gas transmission shipments into China and some weakness in the European industrial and commercial marine markets. Currency translation had a favorable impact on fiscal 2025 sales compared to the prior year totaling $1.5 million, primarily due to the strengthening of the euro against the U.S. dollar.

Excluding the impact of the Katsa and Kobelt acquisitions, sales for our manufacturing segment decreased 2.5%, or $7.5 million, versus the same period last year. The largest improvement was seen at the Company's Veth propulsion operation in the Netherlands, which experienced a 12.3% increase in sales compared to fiscal 2024. The primary driver for this increase was growing demand through market and geographic penetration for the Company's innovative propulsion solutions around the globe, along with improving supply chain and operational performance. The Company's domestic manufacturing operation experienced a 1.8% decrease in sales in fiscal 2025, driven by some softening demand for oil and gas transmissions in China. The Company's Italian manufacturing operations reported a 29.7% decrease in sales from fiscal 2024, primarily due to the sale of the BCS business during fiscal 2024. The Company's Belgian manufacturing operation saw an 18.4% decrease in sales from fiscal 2024 with softer demand in the European marine markets. The Company's Swiss manufacturing operation, which supplies customized propellers for the global mega yacht and patrol boat markets, experienced a 3.9% increase in sales compared to fiscal 2024, primarily due to a strengthening European propulsion market.

Sales for our distribution segment were down 8.6%, or $12.4 million, compared to fiscal 2024. The Company's Asian distribution operations in Singapore, China and Japan experienced a 6.7% decrease in sales on softening demand for energy related products in China. The Company's North American distribution operation saw a 26.9% decrease on weaker domestic demand for marine products from the European operations. The Company's European distribution operation was essentially flat with the prior year. The Company's distribution operation in Australia, which provides boat accessories, propulsion and marine transmission systems for the pleasure craft market, saw a slight decrease in revenue (0.7%) on consistent demand for pleasure craft products in the region.

Net sales for the Company's marine transmission and propulsion systems were up 17.1% in fiscal 2025 compared to the prior fiscal year. This increase reflects generally strong market conditions, continued global growth of the Veth product, the addition of the Katsa and Kobelt product lines and a general easing of supply chain constraints during the fiscal year. In the off-highway transmission market, the year-over-year increase of 2.1% can be attributed primarily to the historically high demand for the Company's ARFF (airport rescue and firefighting) transmissions. The increase experienced in the Company's industrial products of 61.8% was a function of stronger demand in the North American construction and recycling markets, along with the addition of the Katsa and Kobelt product lines.

Geographically, sales to the U.S. and Canada improved 10% in fiscal 2025 compared to fiscal 2024, representing 27% of consolidated sales for fiscal 2025 compared to 28% in fiscal 2024. The increase is primarily due to the addition of Kobelt, improving Veth demand in the region and recovering industrial sales. Sales into the Asia Pacific market decreased 20% compared to fiscal 2024 and represented approximately 22% of sales in fiscal 2025, compared to 32% in fiscal 2024. The decrease in fiscal 2025 reflects softening demand for the Company's oil and gas transmissions in the Chinese market. Sales into the European market improved approximately 40% from fiscal 2024 levels while accounting for 41% of consolidated net sales in fiscal 2025 compared to 33% of net sales in fiscal 2024. The addition of Katsa revenue in fiscal 2025, along with strong demand for the Company's Veth propulsion products, drove much of the fiscal 2025 growth. See Note K, Business Segments and Foreign Operations, of the notes to the consolidated financial statements for more information on the Company's business segments and foreign operations.

Gross Profit

In fiscal 2025, gross profit improved $9.4 million, or 11.3%, to $92.7 million on a sales increase of $45.6 million. Gross profit as a percentage of sales decreased 100 basis points in fiscal 2025 to 27.2%, compared to 28.2% in fiscal 2024.

There were a number of factors that impacted the Company's overall gross profit rate in fiscal 2025. Gross profit for the year was primarily impacted by improved volumes (approximately $12.9 million). This was offset by a less favorable product mix (approximately $3.1 million), primarily related to weaker demand for oil and gas related products. The company also recorded purchase accounting amortization in cost of goods sold totaling $0.9 million in fiscal 2025. The remaining increase ($0.5 million) is the result of price realization, cost reduction efforts and improved productivity at our operating facilities.

Marketing, Engineering and Administrative (ME&A) Expenses

Marketing, engineering, and administrative (ME&A) expenses of $82.4 million were up $10.8 million, or 15.1%, in fiscal 2025 compared to the prior fiscal year. As a percentage of sales, ME&A expenses decreased to 24.2% of sales versus 24.3% of sales in fiscal 2024. The increase in ME&A spending in fiscal 2025 compared to the prior year was primarily driven by the addition of the Katsa and Kobelt operations ($8.6 million). The remaining increase was driven by an inflationary increase to salaries and benefits ($1.5 million), stock compensation expense ($0.7 million), professional fees ($1.3 million), and a legal settlement ($0.4 million). These increases were partially offset by reductions to the global bonus expense ($1.0 million), bad debt expense ($0.3 million) and other cost savings ($0.4 million).

Restructuring of Operations

During the course of fiscal 2025 and fiscal 2024 the Company incurred $0.4 million and $0.2 million in restructuring charges, respectively. These charges relate to a continued restructuring program at the Company's Belgian operation to focus resources on core manufacturing process, while allowing for savings on the outsourcing of non-core processes.

Interest Expense

Interest expense of $2.6 million for fiscal 2025 was $1.2 million higher than fiscal 2024 due to an increased average balance following the two completed acquisitions.

Other Income, Net

In fiscal 2025, other expense, net, of $5.5 million increased by $10.8 million from the prior fiscal year other income, net, of $5.3 million. This change is primarily due to an increase in currency translation losses ($5.2 million), an increase in defined benefit pension amortization ($2.0 million) and the prior year impact of a bargain purchase gain related to the acquisition of Katsa ($3.7 million).

Income Taxes

The effective tax rate for fiscal 2025 is 190.4% compared to 26.8% for fiscal 2024.

The Company maintains valuation allowances when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in the tax provision in the period of change. In determining whether a valuation allowance is required, the Company takes into account such factors as prior earnings history, expected future earnings, carry-back and carry-forward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset. Management believes that it is more likely than not that the results of future operations will not generate sufficient taxable income and foreign source income to realize all the domestic deferred tax assets, therefore, the company recorded in fiscal year 2025 and 2024, the valuation allowance of $24.0 million and $24.0 million, respectively.

Order Rates

As of June 30, 2025, the Company's backlog of orders scheduled for shipment during the next six months (six-month backlog) was $150.5 million or approximately 13% higher than the six-month backlog of $133.7 million as of June 30, 2024. The increased backlog is primarily attributable to continued strength in order rates throughout the fiscal year, led by continued growth in demand for the Veth product, along with the addition of Kobelt backlog ($2.8 million).

Liquidity and Capital Resources

Fiscal Years 2025 and 2024

The net cash provided by operating activities in fiscal 2025 totaled $24.0 million, a decrease of $9.7 million from the prior fiscal year cash provided by operating activities of $33.7 million. The reduction in operating cash flow from the prior year was primarily due to an increase in inventory in fiscal 2025. This increase was driven by some shipping delays at the end of fiscal 2025, along with operational increases to support a growing backlog. The Company expects to drive inventory reductions through fiscal 2026. The unfavorable movement in inventory was partially offset by favorable movements in trade payables and accrued liabilities.

The net cash used by investing activities for fiscal 2025 primarily represents the acquisition of Kobelt ($17.2 million) and the acquisition of property, plant and equipment ($15.2 million). The capital spending amount reflects a significant increase from the prior year, driven by the additional capital needs of Katsa and the timing of machine tool deliveries.

The net cash used by financing activities relates primarily to payments for dividends ($2.6 million), payments on finance lease obligations ($1.1 million) and payments on stock compensation withholding taxes ($1.3 million). These uses were partially offset by incremental borrowings of $4.0 million. During fiscal 2025, the Company did not purchase any shares as part of its Board-authorized stock repurchase program. The Company has 315,000 shares remaining under its authorized stock repurchase plan.

Future Liquidity and Capital Resources

On February 14, 2025, the Company entered into an amended and restated Credit Agreement (the "Credit Agreement") with Bank of Montreal (the "Bank") that refinances and replaces the credit agreement dated as of June 29, 2018, as amended, between the Company and BMO Harris Bank, N.A. (the "Prior Credit Agreement").

Pursuant to the Credit Agreement, the Bank made a Term Loan to the Company in the principal amount of $15.0 million, consisting of an assignment of a term loan under the Prior Credit Agreement from BMO to the Bank with a remaining principal of $8.5 million and an additional advance of $6.5 million. The maturity date of the Term Loan is April 1, 2027, and the Company is required to make principal installments on the Term Loan of at least $0.75 million per quarter. Under the Credit Agreement, the Company is restricted in making dividend payments beyond $5 million in any fiscal year.

In addition, the Company may, from time to time prior to the maturity date, enter into Revolving Loans in amounts not to exceed, in the aggregate and subject to a Borrowing Base, $50.0 million (the "Revolving Credit Commitment"). The Borrowing Base is the sum of (a) 85% of outstanding unpaid Eligible Receivables and (b) the lesser of $40.0 million for each fiscal month ending on or prior to August 31, 2025 (reduced to $35.0 million for each fiscal month ending on or prior to August 31, 2026, and further reduced to $32.5 million for each fiscal month ending thereafter) and 60% of Eligible Inventory for each fiscal month ending on or prior to August 31, 2025 (reduced to 55% of Eligible Inventory for each fiscal month ending on or prior to February 28, 2026, and 50% of Eligible Inventory for each fiscal month ending thereafter). The Credit Agreement also allows the Company to obtain Letters of Credit from the Bank, which if drawn upon by the beneficiary thereof and paid by the Bank, would become Revolving Loans. Under the Credit Agreement, the Company may not pay cash dividends on its common stock in excess of $5.0 million in any fiscal year. The term of the Revolving Loans under the Credit Agreement runs through April 1, 2027.

The Company used the increased borrowing capacity under the Credit Agreement to help finance its acquisition of Kobelt Manufacturing Co. Ltd. ("Kobelt"). Kobelt is included as a Borrower under the Credit Agreement, and may borrow directly under the Credit Agreement up to the lesser of the Revolving Credit Commitment or $25.0 million. For purposes of determining the Borrowing Base under the Credit Agreement, Eligible Receivables and Eligible Inventory of Kobelt are included.

Interest rates under the Credit Agreement are based on the secured overnight financing rate ("SOFR"), the euro interbank offered rate (the "EURIBO Rate"), or the Canadian Overnight Repo Rate Average (the "CORRA"). Loans under the Credit Agreement are designated as either as "SOFR Loans," which accrue interest at an Adjusted Term SOFR plus an Applicable Margin; "Eurodollar Loans," which accrue interest at the EURIBO Rate plus an Applicable Margin; "Term CORRA Loans," which accrue interest at an Adjusted Term CORRA plus an Applicable Margin; "Daily Compounded CORRA Loans," which accrue interest at a Daily Compounded CORRA plus an Applicable Margin; or Canadian Prime Rate Loans," which accrue interest at the Canadian Prime Rate plus an Applicable Margin. The Applicable Margins are between 2% and 3.5% for Revolving Loans and Letters of Credit; 2.125% and 3.625% for Term Loans; and .15% and .3% for the Unused Revolving Credit Commitment (each depending on the Company's Total Funded Debt to EBITDA ratio).

The Credit Agreement requires the Company to meet certain financial covenants. Specifically, the Company's Total Funded Debt to EBITDA ratio may not exceed 3.50 to 1.00, and the Company's Fixed Charge Coverage Ratio may not be less than 1.10 to 1.00. In determining whether the Company is in compliance with its Total Funded Debt/EBITDA Ratio, the Company's EBITDA will include transaction expenses of up to $0.6 million for each of the Company's Kobelt Acquisition and the Company's prior Katsa acquisition, as well as pro-forma EBITDA of Katsa and Kobelt as permitted by the Bank. The Company's Tangible Net Worth may not be less than $100.0 million plus 50% of positive Net Income for each fiscal year ending on or after June 30, 2024.

Borrowings under the Credit Agreement secured by substantially all of the Company's and Kobelt's personal property, including accounts receivable, inventory, machinery and equipment, and intellectual property. The Company has also pledged 65% of its equity interests in certain foreign subsidiaries. To effect these security interests, the Company entered into various amendment and assignment agreements that consent to the assignment to the Bank of certain agreements previously entered into between the Company and the Bank in connection with an April 22, 2016 credit agreement between the Company and the Bank, and further amended such agreements pursuant to the terms of the Credit Agreement. Specifically, the Company amended and agreed to the assignment to the Bank of a Security Agreement, IP Security Agreement, Pledge Agreement, Perfection Certificate, and Assignment as to Liens and Encumbrances. The Company also amended and assigned to the Bank a Negative Pledge Agreement, pursuant to which it agreed not to sell, lease or otherwise encumber real estate that it owns except as permitted by the Credit Agreement and the Negative Pledge Agreement. The Company also entered into a Collateral Assignment of Rights under Purchase Agreement for its acquisition of Kobelt. Borrowings under the Credit Agreement are also required to be guaranteed by each U.S. subsidiary of the Company.

Upon the occurrence of an Event of Default, the Bank may take the following actions upon written notice to the Company: (1) terminate its remaining obligations under the Credit Agreement; (2) declare all amounts outstanding under the Credit Agreement to be immediately due and payable; and (3) demand the Company to immediately Cash Collateralize L/C Obligations in an amount equal to 105% of the aggregate L/C Obligations or a greater amount if the Bank determines a greater amount is necessary. If such Event of Default is due to the Company's bankruptcy, the Bank may take the three actions listed above without notice to the Company.

The Company remains in compliance with its liquidity and other covenants under the Credit Agreement.

Management believes that available cash, the Credit Agreement, the unsecured lines of credit, cash generated from future operations, and potential access to debt markets will be adequate to fund the Company's cash and capital requirements for the foreseeable future.

The Company's balance sheet remains strong, there are no material off-balance-sheet arrangements, and it continues to have sufficient liquidity for its near-term needs. The Company had approximately $32.1 million of available borrowings under the Credit Agreement as of June 30, 2025. The Company expects to continue to generate enough cash from operations, as well as its credit facilities, to meet its operating and investing needs. As of June 30, 2025, the Company also had cash of $16.1 million, primarily at its overseas operations. These funds, with some restrictions and tax implications, are available for repatriation as deemed necessary by the Company. In fiscal 2026, the Company expects to contribute $0.7 million to its defined benefit pension plans, the minimum contribution required.

Net working capital increased $1.0 million, or 0.8%, during fiscal 2025 and the current ratio (calculated as total current assets divided by total current liabilities) decreased to 2.0 at June 30, 2025 compared to 2.2 for June 30, 2024. The increase in net working capital was primarily the result of an increase to inventory ($21.5 million) and trade receivables ($6.7 million). These increases were partially offset by increases in trade payables ($6.2 million) and accrued liabilities ($18.2 million).

The Company expects capital expenditures to be approximately $17 million - $19 million in fiscal 2026. These anticipated expenditures reflect the Company's plans to invest in modern equipment to drive growth, efficiencies, quality improvements and cost reductions.

Management believes that available cash, the credit facility, cash generated from future operations, and potential access to debt markets will be adequate to fund the Company's capital requirements for the foreseeable future.

Contractual Obligations
The Company's significant contractual obligations as of June 30, 2025 are discussed in Note I "Lease Obligations" in the Notes to Consolidated Financial Statements in Part II, Item 8 of this 2025 Annual Report on Form 10-K. There are no material undisclosed guarantees. As of June 30, 2025, the Company had no additional material purchase obligations other than those created in the ordinary course of business related to inventory and property, plant and equipment, which generally have terms of less than 90 days. The Company also has long-term obligations related to its postretirement plans which are discussed in detail in Note N "Pension and Other Postretirement Benefit Plans" in the Notes to Consolidated Financial Statements in Part II, Item 8 of this 2025 Annual Report on Form 10-K. Postretirement medical claims are paid by the Company as they are submitted, and they are anticipated to be $0.5 million in fiscal 2026 based on actuarial estimates; however, these amounts can vary significantly from year to year because the Company is self-insured. In fiscal 2026, the Company expects to contribute $0.7 million to its defined benefit pension plans, the minimum contribution required.

Other Matters

Critical Accounting Policies and Estimates

The preparation of this Annual Report requires management's judgment to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

The Company's significant accounting policies are described in Note A, Significant Accounting Policies, of the notes to the consolidated financial statements. Not all of these significant accounting policies require management to make difficult, subjective, or complex judgments or estimates. However, the policies management considers most critical to understanding and evaluating its reported financial results are the following:

Pension and Other Postretirement Benefit Plans

The Company provides a wide range of benefits to employees and retired employees, including pensions and postretirement health care coverage. Plan assets and obligations are recorded annually based on the Company's measurement date utilizing discount rates as the significant assumption in determining the obligation as of that date. The approach used to determine the discount rates is based on the Willis Towers Watson BOND:Link model at June 30, 2025 as applied to the expected payouts from the pension plans. This yield curve is made up of Corporate Bonds rated AA or better.

Measurements of net periodic benefit cost are based on the assumptions used for the previous year-end measurements of assets and obligations. The Company reviews its discount rates on an annual basis and makes modifications when appropriate. The effects of the modifications are recorded currently or amortized over future periods. Based on information provided by its independent actuaries and other relevant sources, the Company believes that the discount rates used are reasonable; however, changes in the discount rates could impact the Company's financial position, results of operations or cash flows.

Income Taxes and Valuation Allowances

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company maintains valuation allowances when it is more likely than not that all or a portion of a deferred tax asset will not be realized. In determining whether a valuation allowance is required, several factors are considered (e.g., prior earnings history, carry-back and carry-forward periods, etc.) but the most significant factors are expected future earnings that could potentially enhance the likelihood of realization of a deferred tax asset and tax strategies. Based on the above criteria the Company has determined that a full valuation allowance is appropriate as relates to its domestic operations. A full domestic valuation allowance of $24.0 million has been recognized at June 30, 2025. The recognition of a valuation allowance does not affect the availability of the tax credits as the Company realizes earnings.

Recently Issued Accounting Standards

See Note A, Significant Accounting Policies, of the notes to the consolidated financial statements for a discussion of recently issued accounting standards.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

The Company is electing not to provide this disclosure due to its status as a Smaller Reporting Company.

Item 8. Financial Statements and Supplementary

See Consolidated Financial Statements and Financial Statement Schedule.

Item 9. Change in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Conclusion Regarding Disclosure Controls and Procedures

As required by Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this report and under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that such disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and to provide reasonable assurance that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding disclosure.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

1. pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company,
2. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and
3. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures included in such controls may deteriorate.

The Company conducted an evaluation of the effectiveness of its internal control over financial reporting based upon the framework (2013 edition) in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon such evaluation, the Company's management concluded that its internal control over financial reporting was effective as of June 30, 2025.

For purposes of evaluating the Company's internal control over financial reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting, the Company did not include the internal controls of Kobelt, which the Company acquired on February 14, 2025, and which are included in the consolidated balance sheets of the Company as of June 30, 2025, and the related consolidated statements of operations and comprehensive income, cash flows, and changes in shareholders' equity, for the year then ended.

RSM US LLP, an independent registered public accounting firm, has audited the Company's internal control over financial reporting as of June 30, 2025, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

During the fourth quarter of fiscal 2025, there have not been any changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

Not applicable.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

For information with respect to the executive officers of the Registrant, see "Information About Our Executive Officers" at the end of Part I of this report.

For information with respect to the Directors of the Registrant, see "Election of Directors" in the Proxy Statement for the Annual Meeting of Shareholders to be held October 30, 2025, which is incorporated into this report by reference.

For information with respect to the Company's Code of Ethics, see "Guidelines for Business Conduct and Ethics" in the Proxy Statement for the Annual Meeting of Shareholders to be held October 30, 2025, which is incorporated into this report by reference. The Company's Code of Ethics is included on the Company's website, www.twindisc.com. If the Company makes any substantive amendment to the Code of Ethics, or grants a waiver from a provision of the Code of Ethics for its Chief Executive Officer, Chief Financial Officer or Chief Accounting Officer (or any person performing similar functions), it intends to disclose the nature of such amendment on its website within four business days of the amendment or waiver in lieu of filing a Form 8-K with the SEC.

For information with respect to procedures by which shareholders may recommend nominees to the Company's Board of Directors, see "Director Committee Functions: Nominating and Governance Committee" in the Proxy Statement for the Annual Meeting of Shareholders to be held October 30, 2025, which is incorporated into this report by reference. There were no changes to these procedures since the Company's last disclosure relating to these procedures.

For information with respect to the Audit Committee Financial Expert, see "Director Committee Functions: Audit Committee" in the Proxy Statement for the Annual Meeting of Shareholders to be held October 30, 2025, which is incorporated into this report by reference.

For information with respect to the Audit Committee Disclosure, see "Director Committee Functions: Audit Committee" in the Proxy Statement for the Annual Meeting of Shareholders to be held October 30, 2025, which is incorporated into this report by reference.

For information with respect to the Audit Committee Membership, see "Director Committee Functions: Committee Membership" in the Proxy Statement for the Annual Meeting of Shareholders to be held October 30, 2025, which is incorporated into this report by reference.

For information with respect to the Company's Insider Trading Policy, see "Insider Trading Policy" in the Proxy Statement for the Annual Meeting of Shareholders to be held October 30, 2025, which is incorporated into this report by reference.

For information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934, see "Delinquent Section 16(a) Reports" in the Proxy Statement for the Annual Meeting of Shareholders to be held October 30, 2025, which is incorporated into this report by reference.

Item 11. Executive Compensation

The information set forth under the captions "Executive Compensation" and "Director Compensation" in the Proxy Statement for the Annual Meeting of Shareholders to be held on October 30, 2025, is incorporated into this report by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

For information regarding security ownership of certain beneficial owners and management, see the Proxy Statement for the Annual Meeting of Shareholders to be held on October 30, 2025, under the captions "Principal Shareholders" and "Directors and Executive Officers" and incorporated into this report by reference.

For information regarding securities authorized for issuance under equity compensation plans of the Company, see "Equity Compensation Plan Information" in the Proxy Statement for the Annual Meeting of Shareholders to be held on October 30, 2025, which is incorporated into this report by reference.

There are no arrangements known to the Registrant, the operation of which may at a subsequent date result in a change in control of the Registrant.

Item 13. Certain Relationships and Related Transactions, Director Independence

For information with respect to transactions with related persons, see "Corporate Governance – Transactions with Related Persons" in the Proxy Statement for the Annual Meeting of Shareholders to be held October 30, 2025, which is incorporated into this report by reference.

For information with respect to director independence, see "Corporate Governance – Board Independence" in the Proxy Statement for the Annual Meeting of Shareholders to be held October 30, 2025, which is incorporated into this report by reference.

Item 14. Principal Accounting Fees and Services

The Company incorporates by reference the information contained in the Proxy Statement for the Annual Meeting of Shareholders to be held October 30, 2025, under the headings "Fees to Independent Registered Public Accounting Firm" and "Pre-approval Policies and Procedures."

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a)(1) Consolidated Financial Statements

See Index to Consolidated Financial Statements and Financial Statement Schedule, the Report of Independent Registered Public Accounting Firm and the Consolidated Financial Statements, all of which are incorporated by reference.

(a)(2) Consolidated Financial Statement Schedule
See Index to Consolidated Financial Statements and Financial Statement Schedule, and the Consolidated Financial Statement Schedule, all of which are incorporated by reference.

(a)(3) Exhibits. See Exhibit Index included as the last page of this form, which is incorporated by reference.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

Schedules, other than those listed, are omitted for the reason that they are inapplicable, are not required, or the information required is shown in the financial statements or the related notes.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Twin Disc, Incorporated

Opinion on the Internal Control Over Financial Reporting

We have audited Twin Disc, Incorporated's (the Company) internal control over financial reporting as of June 30, 2025, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2025, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the Company and our report dated September 5, 2025 expressed an unqualified opinion.

As described in Management's Report on Internal Control Over Financial Reporting, management has excluded Kobelt Manufacturing Co. Ltd. ("Kobelt") from its assessment of internal control over financial reporting as of June 30, 2025 because it was acquired by the Company in a purchase business combination in the third quarter of fiscal 2025. We have also excluded Kobelt from our audit of internal control over financial reporting. Kobelt is a wholly owned subsidiary whose total assets, net sales and income from operations represent approximately 6.0%, 1.4% and 0.9%, respectively, of the related consolidated financial statement amounts as of and for the year ended June 30, 2025.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying *Management's Report on Internal Control over Financial Reporting in Item 9A*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ RSM US LLP

Milwaukee, Wisconsin
September 5, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Twin Disc, Incorporated

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Twin Disc, Incorporated and its subsidiaries (the Company) as of June 30, 2025 and 2024, the related consolidated statements of operations and comprehensive income, changes in equity and cash flows for each of the two years in the period ended June 30, 2025, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 30, 2025, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated September 5, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Deferred Tax Asset Valuation Allowance

As described in Note O to the consolidated financial statements the Company's gross deferred tax asset and valuation allowance was approximately $31,582,000 and $23,964,000, respectively, as of June 30, 2025. The Company recognizes deferred tax assets and liabilities for the expected future income tax consequences of events that have been recognized in the Company's financial statements. Valuation allowances are provided for deferred tax assets where it is considered more likely than not that the Company will not realize the benefit of such assets. In evaluating the realizability of deferred tax assets in future periods, the available positive and negative evidence, including projected future taxable income exclusive of reversing temporary differences, history of book losses, tax planning strategies and results of recent operations, are considered.

We identified management's determination of the value of deferred tax assets as a critical audit matter as there is significant judgment required by management to conclude that it is more likely than not that these deferred tax assets will be realized in future periods. In addition, the auditing of these elements involved complex and subjective auditor judgment, including the need to involve personnel with specialized skill and knowledge.

Our audit procedures to evaluate management's determination that sufficient taxable income will not be generated to realize all of the deferred tax assets included the following, among others:

- We valuated the design and operating effectiveness of internal controls over income taxes, specifically, those controls over the evaluation of the realizability of deferred tax assets.

- We evaluated the reasonableness of management's estimates in regard to the ability to generate future taxable income and utilize the deferred tax assets by evaluating: (i) the forecast of future taxable income, including testing of management's forecasts against the Company's historical performance, and (ii) testing management's assessment of the timing of future reversals of temporary differences.

- We utilized personnel with specialized knowledge and skill in income taxes and accounting for income taxes under Accounting Standards Codification (ASC) 740 to assist in the evaluation of management's assessment of positive and negative evidence and their conclusion that it is more likely than not that the Company will not realize the benefit of its deferred tax assets.

/s/ RSM US LLP

We have served as the Company's auditor since 2017.

Milwaukee, Wisconsin
September 5, 2025

TWIN DISC, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2025 and 2024
(In thousands, except share amounts)

	2025	2024
ASSETS		
Current assets:		
Cash	$ 16,109	$ 20,070
Trade accounts receivable, net	58,941	52,207
Inventories, net	151,951	130,484
Other current assets	19,914	16,870
Total current assets	246,915	219,631
Property, plant and equipment, net	69,576	58,074
Right-of-use assets operating lease assets	17,250	16,622
Goodwill	2,892	—
Intangible assets, net	13,361	12,686
Deferred income taxes	2,812	2,339
Other noncurrent assets	2,756	2,706
Total assets	$ 355,562	$ 312,058
LIABILITIES AND EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 3,000	$ 2,000
Current maturities of right-of-use operating lease obligations	3,393	2,521
Accounts payable	38,745	32,586
Accrued liabilities	80,655	62,409
Total current liabilities	125,793	99,516
Long-term debt	28,446	23,811
Right-of-use operating lease obligations	14,357	14,376
Accrued retirement benefits	11,832	7,854
Deferred income taxes	4,320	5,340
Other long-term liabilities	6,423	6,107
Total liabilities	191,171	157,004
Twin Disc shareholders' equity:		
Preferred shares authorized: 200,000; issued: none; no par value	—	—
Common shares authorized: 30,000,000; issued: 14,632,802; no par value	42,269	41,798
Retained earnings	125,414	129,592
Accumulated other comprehensive income (loss)	3,730	(6,905)
	171,413	164,485
Less treasury stock, at cost (482,181 and 637,778 shares, respectively)	7,402	9,783
Total Twin Disc, Incorporated shareholders' equity	164,011	154,702
Noncontrolling interest	380	352
Total equity	164,391	155,054
Total liabilities and equity	$ 355,562	$ 312,058

The notes to consolidated financial statements are an integral part of these statements.

TWIN DISC, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
For the years ended June 30, 2025 and 2024
(In thousands, except per share amounts)

	2025	2024
Net sales	$ 340,738	$ 295,127
Cost of goods sold	246,433	208,709
Cost of goods sold – other	1,579	3,099
Gross profit	92,726	83,319
Marketing, engineering and administrative expenses	82,431	71,622
Restructuring expenses	408	218
Income from operations	9,887	11,479
Other income (expense):		
Interest expense	(2,646)	(1,443)
Bargain purchase gain	—	3,724
Other (expense) income, net	(5,472)	1,607
	(8,118)	3,888
Income before income taxes and noncontrolling interest	1,769	15,367
Income tax expense	3,368	4,121
Net (loss) income	(1,599)	11,246
Less: Net earnings attributable to noncontrolling interest, net of tax	(295)	(258)
Net (loss) income attributable to Twin Disc, Incorporated	$ (1,894)	$ 10,988
Dividends per share	$ 0.16	$ 0.12
(Loss) income per share data:		
Basic (loss) income per share attributable to		
Twin Disc, Incorporated common shareholders	$ (0.14)	$ 0.80
Diluted (loss) income per share attributable to		
Twin Disc, Incorporated common shareholders	$ (0.14)	$ 0.79
Weighted average shares outstanding data:		
Basic shares outstanding	13,856	13,683
Diluted shares outstanding	13,856	13,877
Comprehensive income		
Net (loss) income	$ (1,599)	$ 11,246
Benefit plan adjustments, net of income taxes of $13 and $8, respectively	(3,399)	(2,114)
Foreign currency translation adjustment	15,924	657
Unrealized (loss) gain on hedges, net of income taxes of $0 and $0, respectively	(1,851)	46
Comprehensive income	9,075	9,835
Less: Comprehensive income attributable to noncontrolling interest	334	183
Comprehensive income attributable to Twin Disc, Incorporated	$ 8,741	$ 9,652

The notes to consolidated financial statements are an integral part of these statements.

TWIN DISC, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended June 30, 2025 and 2024
(In thousands)

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss) income	$ (1,599)	$ 11,246
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation and amortization	14,899	9,981
Gain on sale of assets	(98)	(91)
Loss on write-down of industrial product inventory	1,579	—
Loss on sale of boat management system product line and related inventory	—	3,099
Gain on Katsa acquisition	—	(3,724)
Restructuring charges	39	(82)
Provision for deferred income taxes	(1,581)	(560)
Stock compensation expense	4,107	3,449
Other, net	1,226	387
Changes in operating assets and liabilities, net of acquired business		
Trade accounts receivable, net	(2,032)	9,540
Inventories, net	(9,730)	6,015
Other assets	2,748	2,041
Accounts payable	2,414	(5,166)
Accrued liabilities	12,463	(755)
Accrued retirement benefits	(456)	(1,664)
Net cash provided by operating activities	23,979	33,716
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of property, plant and equipment	(15,157)	(8,707)
Acquisition of Kobelt, less cash acquired	(17,236)	—
Acquisition of Katsa, less cash acquired	—	(23,178)
Proceeds from sale of property, plant and equipment	147	—
Other, net	(653)	(184)
Net cash used by investing activities	(32,899)	(32,069)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Borrowings under long-term debt agreement	6,500	—
Borrowings under revolvong loan arrangements	122,264	90,534
Repayments of revolving loan arrangements	(122,264)	(81,109)
Repayments of other long-term debt	(2,500)	(2,010)
Payments of right-to-use finance lease obligations	(1,119)	(921)
Dividends paid to shareholders	(2,284)	(1,695)
Dividends paid to noncontrolling interest	(306)	(254)
Payments of withholding taxes on stock compensation	(1,256)	(1,791)
Net cash (used) provided by financing activities	(965)	2,754
Effect of exchange rate changes on cash	5,924	2,406
Net change in cash	(3,961)	6,807
Cash:		
Beginning of period	20,070	13,263
End of period	$ 16,109	$ 20,070
Supplemental cash flow information:		
Cash paid during the year for:		
Interest	$ 2,221	$ 1,378
Income tax	3,844	1,724

The notes to consolidated financial statements are an integral part of these statements.

TWIN DISC, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended June 30, 2025 and 2024
(In thousands)

	Twin Disc, Incorporated Shareholders' Equity					
	Common Stock	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Non-controlling Interest	Total Equity
Balance at June 30, 2023	$ 42,855	$ 120,299	$ (5,570)	$ (12,491)	$ 424	$ 145,517
Net income		10,988			258	11,246
Dividends paid to shareholders		(1,695)			(254)	(1,949)
Translation adjustments			733		(76)	657
Benefit plan adjustments, net of tax			(2,114)			(2,114)
Unrealized gain on hedges, net of tax			46			46
Compensation expense	3,449					3,449
Stock awards, net of tax	(4,506)			2,708		(1,798)
Balance at June 30, 2024	41,798	129,592	(6,905)	(9,783)	352	155,054
Net (loss) income		(1,894)			295	(1,599)
Dividends paid to shareholders		(2,284)			(306)	(2,590)
Translation adjustments			15,885		39	15,924
Benefit plan adjustments, net of tax			(3,399)			(3,399)
Unrealized loss on hedges, net of tax			(1,851)			(1,851)
Compensation expense	4,107					4,107
Stock awards, net of tax	(3,636)			2,381		(1,255)
Balance at June 30, 2025	$ 42,269	$ 125,414	$ 3,730	$ (7,402)	$ 380	$ 164,391

The notes to consolidated financial statements are an integral part of these statements.

TWIN DISC, INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS AND PER SHARE DATA)

A. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – Twin Disc, Incorporated ("Twin Disc", or the "Company") was incorporated under the laws of the state of Wisconsin in 1918. Twin Disc designs, manufactures and sells marine and heavy duty off highway power transmission equipment. The Company has manufacturing locations in the United States, Belgium, Canada, Finland, Italy, the Netherlands, and Switzerland. In addition to these countries, it has distribution locations in Singapore, China, Australia and Japan. Products offered include: marine transmissions, azimuth drives, surface drives, propellers and boat management systems as well as power-shift transmissions, hydraulic torque converters, power take-offs, industrial clutches, controls systems, and braking systems. The Company sells its products to customers primarily in the pleasure craft, commercial and military marine markets, as well as in the energy and natural resources, government, military and industrial markets. The Company's worldwide sales to both domestic and foreign customers are transacted through a direct sales force and a distributor network.

On February 14, 2025, the Company completed the acquisition of 100% of the outstanding common stock of Kobelt Manufacturing Co. Ltd. ("Kobelt"). Based in Surrey, British Columbia, Canada, Kobelt is a manufacturer of controls, propulsion, steering, and braking systems to the marine, oil and gas, and industrial markets. The provisional fair value estimates of Kobelt's deferred income taxes, property, plant and equipment, net and intangible assets, net, are pending final review by the Company, and Kobelt is included in the Company's manufacturing segment.

On May 31, 2024, the Company completed the acquisition of 100% of the outstanding common stock of Katsa Oy ("Katsa"). Based in Finland, Katsa is an European manufacturer of custom-designed, high-quality power transmission components and gearboxes for industrial and marine end-markets for a broad range of end market applications. Katsa also provides a wide range of after-sales services, including spare part deliveries, reverse engineering, modeling, and gearbox refurbishment. Katsa is included in the Company's manufacturing segment.

Basis of Presentations – The consolidated financial statements and information included in this Annual Report on Form 10-K ("Form 10-K") have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. The financial statements have been prepared in accordance with Generally Accepted Accounting Principles of the United States of America. The Company's fiscal year end is June 30.

Consolidation Principles – The consolidated financial statements include the accounts of Twin Disc, Incorporated and its wholly-owned domestic and foreign subsidiaries. All significant intercompany transactions have been eliminated.

Management Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual amounts could differ from those estimates.

Translation of Foreign Currencies – The financial statements of the Company's non-U.S. subsidiaries that use the local currency as their functional currency are translated using the current exchange rate for assets and liabilities, the weighted-average exchange rate for the year for revenues and expenses, and the historical exchange rate for the year for equity. The resulting translation adjustments are recorded as a component of accumulated other comprehensive income (loss), which is included in equity. Gains and losses from foreign currency transactions are included in earnings. Included in other (expense) income are foreign currency transaction gain (losses) of ($4,825) and $377 in fiscal 2025 and 2024, respectively.

Business Combinations – In accordance with ASC 805-10, "Business Combinations", the Company accounts for all business combinations using the acquisition method of accounting. Under this method, the Company allocates the fair value of consideration transferred in a business combination to the estimated fair value at the acquisition date of the tangible and intangible assets acquired as well as the liabilities assumed. Acquisition costs are expensed as incurred. Any excess consideration transferred is recorded as goodwill and in instances where the fair value of consideration transferred is less than the estimated fair value of tangible and intangible assets acquired less liabilities assumed, such amounts are recorded as a gain on the bargain purchase.

Certain adjustments to the assessed fair values of the assets, liabilities, or non-controlling interests made subsequent to the acquisition date, but within the measurement period, which is up to one year, are recorded as adjustments to goodwill or the gain on the bargain purchase. Any adjustments subsequent to the measurement period are recorded in income. Any cost or equity method interest that the Company holds in the acquired company prior to the acquisition is re-measured to fair value at acquisition with a resulting gain or loss recognized in income for the difference between fair value and the existing book value.

Cash – The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalent. Under the Company's cash management system, cash balances at certain banks are funded when checks are presented for payment. To the extent that checks issued, but not yet presented for payment, exceed the balance on hand at the specific bank against which they were written, the amount of those un-presented checks is included in accounts payable. The Company maintains cash in bank accounts in excess of insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

Accounts Receivable, net – These represent trade accounts receivable and are stated net of an allowance for credit losses of $1,548 and $1,383 at June 30, 2025 and 2024, respectively. The Company records an allowance for credit losses for certain customers where a risk of default has been specifically identified as well as provisions determined on a general basis when it is believed that some default is probable and estimable. The assessment of likelihood of customer default is based on a variety of factors, including the length of time the receivables are past due, the historical collection experience, as well as the consideration of customer concentrations, customer creditworthiness, negotiated changes to the payment terms of customers, recent economic trends, and expectations regarding economic conditions over a reasonable and supportable future period. Various factors may adversely impact its customer's ability to access sufficient liquidity and capital to fund their operations and render the Company's estimation of customer defaults inherently uncertain. While the Company believes current allowance for credit losses are adequate, it is possible that these factors may cause higher levels of customer defaults and bad debt expense in future periods.

Fair Value of Financial Instruments – The carrying amount reported in the consolidated balance sheets for cash, trade accounts receivable and accounts payable approximate fair value because of the immediate short-term maturity of these financial instruments. If measured at fair value, cash would be classified as Level 1 and all other items listed above would be classified as Level 2 in the fair value hierarchy, as defined in Note N, Pension and Other Postretirement Benefit Plans. The Company's borrowings under the revolving loan agreement, which is classified as long-term debt and consists of loans that are routinely borrowed and repaid throughout the year, approximate fair value at June 30, 2025. The Company's term loan borrowing, which is SOFR-based, approximates fair value at June 30, 2025. If measured at fair value in the financial statements, long-term debt (including any current portion) would be classified as Level 2 in the fair value hierarchy.

Inventories, net – Inventories are valued at the lower of cost or net realizable value (or lower of cost or market where appropriate). Cost has been determined by the last in, first out (LIFO) method for the majority of inventories located in the United States, and by the first in, first out (FIFO) or average cost methods for all other inventories. Management specifically identifies obsolete products and analyzes historical usage, forecasted production based on future orders, demand forecasts, and economic trends, among others, when evaluating the adequacy of the reserve for excess and obsolete inventory.

Property, Plant and Equipment, net and Depreciation – Assets are stated at cost. Expenditures for maintenance, repairs and minor renewals are charged against earnings as incurred. Expenditures for major renewals and betterments are capitalized and depreciated. Capital project costs are accumulated in construction-in-progress until completed, at which time the costs are transferred to the relevant asset and commence depreciation. Depreciation is provided on the straight line method over the estimated useful lives of the assets. The lives assigned to buildings and related improvements range from 10 to 40 years, and the lives assigned to machinery and equipment range from 5 to 15 years. Upon disposal of property, plant and equipment, the cost of the asset and the related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in earnings. Fully depreciated assets are not removed from the accounts until physically disposed.

At June 30, 2025 and 2024, the Company owned one permanently idled facility with a book value of $3.0 million. This facility is assessed for impairment quarterly and depreciation has ceased. This facility is accounted for within property, plant and equipment.

Right of Use Lease Assets – In accordance with ASC 842, the Company's leases, with lease periods longer than twelve months, are recorded on the consolidated balance sheets. These leases primarily consist of office and warehouse facilities, as well as production and office equipment.

The Company determines if an arrangement is a lease at contract inception. The lease term begins upon lease commencement, which is when the Company takes possession of the asset, and may include options to extend or terminate the lease when it is reasonably certain that such options will be exercised. As its lease agreements typically do not provide an implicit rate, the Company primarily uses an incremental borrowing rate based upon the information available at lease commencement. In determining the incremental borrowing rate, the Company considers its current borrowing rate, the lease period, and the economic environments where the lease activity is concentrated.

Impairment of Long-lived Assets – The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. When triggering events are identified, the Company performs undiscounted operating cash flow analyses to determine if an impairment exists for property, plant and equipment and other long-lived assets, including intangible assets. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Fair value is primarily determined using discounted cash flow analyses; however, other methods may be used to determine the fair value, including third party valuations when necessary.

Intangible Assets, net – Intangible assets primarily consist of customer relationships, technology know-how, and tradenames, all of which are definite-lived. They were initially valued at fair value at acquisition, and are amortized over their respective useful lives on the basis of straight line or accelerated, as appropriate.

Goodwill – The Company reviews goodwill for impairment on a reporting unit basis annually as of the first day of the Company's fourth fiscal quarter, and whenever events or changes in circumstances ("triggering events") indicate that the carrying value of goodwill may not be recoverable.

A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others: a significant decline in expected future cash flows; a sustained, significant decline in the Company's stock price and market capitalization; a significant adverse change in legal factors or in the business climate; unanticipated competition; the testing for recoverability of a significant asset group within a reporting unit; and slower growth rates. Any adverse change in these factors could have a significant impact on the recoverability of these assets and could have a material impact on the Company's consolidated financial statements.

Goodwill impairment charges are recorded using a simplified one-step approach. The fair value of a reporting unit, as defined, is compared to the carrying value of the reporting unit, including goodwill. The fair value is primarily determined using discounted cash flow analyses which is driven by projected growth rates, and which applies an appropriate market-participant discount rate; the fair value determined is also compared to the value obtained using a market approach from guideline public company multiples. If the carrying amount exceeds the fair value, that difference is recognized as an impairment loss.

The Company conducted its annual assessment for goodwill impairment as of June 30, 2025 using updated inputs, including appropriate risk-based, country and company specific weighted average discount rates for the Company's reporting unit with goodwill. The Company completed its impairment testing as of June 30, 2025 and concluded there were no impairments.

Changes in circumstances, existing at the measurement date or at other times in the future, or in the numerous estimates associated with management's judgments, assumptions and estimates made in assessing the fair value of goodwill, could result in an impairment charge in the future. The Company will continue to monitor all significant estimates and impairment indicators, and will perform interim impairment reviews as necessary.

Derivative Financial Instruments – The Company has written policies and procedures that place all financial instruments under the direction of the Company's corporate treasury department and restrict all derivative transactions to those intended for hedging purposes. The use of financial instruments for trading purposes is prohibited. The Company uses derivative financial instruments to manage certain financial risks. The Company enters into forward contracts to reduce the earnings and cash flow impact of non-functional currency denominated receivables and payables. The Company uses interest rate swap contracts to reduce the exposure to variability in interest rates on floating debt borrowings. The Company designates certain financial instruments as cash flow hedges for accounting purposes. The Company designates certain financial instruments as net investment hedges to reduce the exposure in its foreign currency denominated net investments in wholly-owned subsidiaries. See Note S, Derivative Financial Instruments, for additional information.

Pension and Other Postretirement Benefits Plans – The Company provides a wide range of benefits to employees and retired employees, including pensions and postretirement health care coverage. Plan assets and obligations are recorded annually based on the Company's measurement date utilizing various actuarial assumptions such as discount rates, expected return on plan assets, compensation increases, retirement and mortality tables, and health care cost trend rates as of that date.

Income Taxes – The Company recognizes deferred tax assets and liabilities for the expected future income tax consequences of events that have been recognized in the Company's financial statements. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which temporary differences are expected to reverse. Valuation allowances are provided for deferred tax assets where it is considered more likely than not that the Company will not realize the benefit of such assets. The Company evaluates its uncertain tax positions as new information becomes available. Tax benefits are recognized to the extent a position is more likely than not to be sustained upon examination by the taxing authority.

Segment Reporting – Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated on a regular basis by the chief operating decision maker, or decision making group, in deciding how to allocate resources to an individual segment and in assessing performance. As of June 30, 2025, the Company identified two operating segments. Refer to "Note K. Business Segments and Foreign Operations" for further information.

Revenue Recognition – Revenue from contracts with customers is recognized using a five-step model consisting of the following:

1. **Identify the contract with a customer**; The Company's customers consist of distributors and direct end-users. With regard to distributors, the Company generally has written distribution agreements which describe the terms of the distribution arrangement, such as the product range, the sales territory, product pricing, sales support, payment and returns policy, etc. Customer contracts are generally in the form of acknowledged purchase orders. Services to be rendered, as part of the delivery of those products, are also generally specified. Such services include installation reviews and technical commissioning.
2. **Identify the performance obligations in the contract**; The Company's performance obligations primarily consist of product delivery and certain service obligations such as technical commissioning, repair services, installation reviews, and shift development.
3. **Determine the transaction price**; The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for those goods or services, including the expected value of variable consideration. Variable consideration is immaterial.
4. **Allocate the transaction price to the performance obligations in the contract**; The Company determined that the most relevant allocation method for its service obligations is to apply the expected cost plus appropriate margin. This is the Company's practice of billing for repairs, overhaul, and other product service related time incurred by its technicians.
5. **Recognize revenue**; Revenue is recognized as each performance obligation is satisfied which is typically when the Company transfers control of a good or service to a customer, which can occur over time or at a point in time. For technical commissioning, repairs, installation review, and shift development services, revenue is recognized upon completion of the service. The customer's ability and intent to pay the transaction price is assessed in determining whether a contract exists with the customer. If collectability of substantially all of the consideration in a contract is not probable, consideration received is not recognized as revenue unless the consideration is nonrefundable and the Company no longer has an obligation to transfer additional goods or services to the customer or collectability becomes probable.

Goods sold to third party distributors are subject to an annual return policy, for which a provision is made at the time of shipment based upon historical experience. Goods sold under bill and hold arrangements are recorded as revenue when control has been transferred to the customer and when the reason for the arrangement is substantive, when the product is identified as the customer's asset, when the product is ready for delivery to the customer, and when the Company cannot use the product or redirect the product to another customer. While significant customer deposits are collected at certain locations, the Company's payment terms are generally short-term in nature and therefore do not include a significant financing component.

At June 30, the Company reported the following contract assets and liabilities, which are presented within trade accounts receivable, net, other current assets and accrued liabilities on the consolidated balance sheets, respectively. Deferred revenue represents billings in excess of cost based on milestone billings in the contract.

	Contract Assets			Contract Liabilities		
	Cost in Excess of Billings, Net	Trade Accounts Receivable, Net	Total Contract Assets	Customer Deposits	Deferred Revenue	Total Contract Liabilities
2023	$ –	$ 54,760	$ 54,760	$ 22,937	$ –	$ 22,937
2024	5,216	52,207	57,423	26,540	2,025	28,565
2025	$ 6,988	$ 58,941	$ 65,929	$ 13,538	$ 29,664	$ 43,202

Our contracts are generally short term in nature, and therefore, the amount included in contract liabilities at the beginning of the year was recognized as revenue in the reporting period.

Shipping and Handling Fees and Costs – The Company records revenue from shipping and handling costs in net sales. The cost associated with shipping and handling of products is reflected in cost of goods sold.

Recently Issued Not Yet Adopted Accounting Standards – In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2024-03, "Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures" ("ASU 2024-03) to expand expense disclosures by requiring disaggregated disclosure of certain income statement expense line items, including those that contain purchases of inventory, employee compensation, depreciation and amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, or the Company's fiscal 2028, and subsequent interim periods, with early adoption permitted. The amendments should be applied prospectively, but retrospective application is permitted. The Company is currently assessing the impact of the requirements on our Condensed Consolidated Financial Statements.

In December 2023, the FASB issued guidance ASU 2023-09, Improvements to Income Tax Disclosures ("ASU 2023-09"), which includes requirements that an entity disclose specific categories in the rate reconciliation and provide additional information for reconciling items that are greater than five percent of the amount computed by multiplying pretax income (or loss) by the applicable statutory income rate. The standard also requires that entities disclose income (or loss) from continuing operations before income tax expense (or benefit) and income tax expense (or benefit) disaggregated between domestic and foreign. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The Company is currently evaluating the impact of adopting this standard on its financial statement disclosures.

Recently Adopted Accounting Standards – In November 2023, the FASB issued guidance ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which is intended to improve reportable segment disclosures, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment and contain other disclosure requirements. The Company adopted the new annual disclosures as required for fiscal 2025 and will adopt the interim disclosures as required beginning with the first quarter of fiscal 2026.

Special Note Regarding Smaller Reporting Company Status – Under SEC Release 33-10513; 34-83550, Amendments to Smaller Reporting Company Definition, the Company qualifies as a smaller reporting company based on its public float as of the last business day of the second quarter of fiscal 2025. Accordingly, it has scaled some of its disclosures of financial and non-financial information in this annual report. The Company will continue to determine whether to provide additional scaled disclosures of financial or non-financial information in future quarterly reports, annual reports and/or proxy statements if it remains a smaller reporting company under SEC rules.

B. ACQUISITIONS

Kobelt Manufacturing Co., Ltd., Inc.

On February 14, 2025, the Company completed the acquisition of 100% of the outstanding common stock of Kobelt Manufacturing Co. Ltd. ("Kobelt"). Based in Surrey, British Columbia, Kobelt is a Canadian manufacturer of controls, propulsion, steering, and braking systems to the marine, oil and gas, and industrial markets. This acquisition was pursuant to a Sale and Purchase Agreement ("Purchase Agreement") entered into by Twin Disc Canada Holdings Ltd, a wholly-owned subsidiary of the Company, with the prior owners, on February 14, 2025. Immediately following the acquisition, Kobelt and Twin Disc Canada Holdings Ltd amalgamated to continue a wholly-owned subsidiary of the Company, retaining the Kobelt name.

Under the terms of the Purchase Agreement, the Company paid an aggregate of approximately $17,236 in cash at closing, which included a base payment plus adjustments for net cash, working capital, and earnout. The Company paid an additional $516 for the net working capital adjustment. The amount is still subject to a final determination of the earnout calculation. The transaction is considered a taxable stock acquisition.

The Company, in part, financed the payment of the cash consideration through borrowings of $6,500 under a new credit agreement entered into on February 14, 2025 with Bank of Montreal (the "Credit Agreement"). The Credit Agreement is further discussed in Note K, Debt.

Kobelt brings a complementary range of products that enhance and diversify the Company's portfolio, reinforcing Twin Disc's position as a global leader in power transmission solutions. Kobelt's in-house foundry and expertise in bronze die casting, precision machining, assembly and testing ensure complete quality control, which aligns perfectly with the Company's commitment to engineering excellence.

With over 60 years of experience designing and manufacturing high-quality products, Kobelt is a well-suited addition to the Twin Disc family. This acquisition opens new opportunities for growth and partnerships, leveraging the Company's global sales and service teams to drive even greater success.

Since the acquisition date, the Company included in its consolidated statement of operations and comprehensive income net sales and earnings (loss) for Kobelt of $4,870 and ($164), respectively.

Purchase Price Allocation

The acquisition of Kobelt met the criteria for a business combination to be accounted for using the acquisition method under ASC 805, Business Combinations ("ASC 805"), with the Company identified as the legal and the accounting acquirer. The Company recognized approximately $0.7 million of acquisition-related costs which were expensed in the consolidated statement of operations for the quarter ended March 28, 2025.

The following table details the allocation of the purchase price of the assets acquired and liabilities assumed in connection with the acquisition of Kobelt.

Cash purchase price	$	17,102
Earnout		374
Total consideration		17,476
Assets acquired:		
Cash	$	240
Trade accounts receivable		1,881
Inventories		5,984
Other current assets		290
Property, plant and equipment		5,031
Intangible assets		2,847
Total assets acquired	$	16,273
Liabilities assumed:		
Accounts payable	$	924
Accrued liabilities		520
Deferred tax liability		159
Total liabilities assumed	$	1,603
Total identified net assets acquired:	$	14,670
Goodwill		2,806
Purchase price consideration	$	17,467

Fair Value Estimate of Assets Acquired and Liabilities Assumed

The Company is continuing its review of the fair value estimate of assets acquired and liabilities assumed during the measurement period, which will conclude as soon as the necessary information regarding the facts and circumstances that existed as of the acquisition date is obtained, or otherwise not available. This measurement period will not exceed one year from the acquisition date. At the effective date of the acquisition, the assets acquired and liabilities assumed are required to be measured at fair value. The fair value estimates are pending completion of some elements, including the finalization of an independent appraisal and final review by the Company. Accordingly, until the fair values are final, there could be material adjustments to the Company's consolidated financial statements, including changes to depreciation and amortization expense related to the valuation of property and equipment and intangible assets acquired and their respective useful lives, among other adjustments.

Upon the final determination of the fair value of assets acquired and liabilities assumed, the excess of the purchase price over such fair values is allocated to goodwill.

The final determination of the purchase price, fair values and resulting goodwill may differ significantly from what is reflected in these consolidated financial statements.

The following summarizes the preliminary estimate of fair value of the assets acquired and liabilities assumed at the acquisition date:

Cash	$	240	
Trade accounts receivable		1,881	(a)
Inventories, net		5,984	(b)
Other current assets		290	
Property, plant and equipment		5,031	(c)
Intangible assets, net		2,847	(d)
Accounts payable		(924)	
Accrued liabilities		(520)	(e)
Deferred tax liability		(159)	
Total identified net assets acquired		14,670	
Goodwill		2,806	(f)
Purchase price consideration	$	17,476	

The following information provides further details about the preliminary estimated net step-up in fair value and/or the estimated fair value at the acquisition date for some key balance sheet items.

(a) Accounts receivable represent contractual amounts receivable from customers. The amounts approximate fair value.

(b) Inventory consists of:

Raw materials	$	4,622
Work in progress at fair value		520
Finished goods at fair value		842
Inventories at fair value	$	5,984
Inventories at book value		5,558
Step-up	$	426

(c) The value of property, plant and equipment is estimated at:

Dies, tools and fixtures	$	2,976
Machinery and equipment		1,718
Other		337
Property, plant and equipment at fair value	$	5,031
Property, plant and equipment at book value		2,156
Step-up	$	2,875

(d) Intangible assets consist of:

	Estimated Fair Value	Estimated average useful lives
Tradename	$ 636	20
Backlog	21	<1
Customer relationship	1,201	15
Computer software – external	71	5
Developed technology	918	20
	$ 2,847	

(e) The amounts approximate fair value.

(f) The Company recorded goodwill of $2,806 associated with the acquisition. The fair value of the purchase price of the business exceeded the fair value of the identifiable assets acquired and liabilities assumed.

Katsa Oy

On May 31, 2024, the Company completed the acquisition of 100% of the outstanding common stock of Katsa. Based in Finland, Katsa is a European manufacturer of custom-designed, high-quality power transmission components and gearboxes for industrial and marine end-markets for a broad range of end market applications. Katsa also provides a wide range of after-sales services, including spare part deliveries, reverse engineering, modeling, and gearbox refurbishment. As a well-established business with a solid reputation for quality in addition to its strong in-house manufacturing and engineering capabilities, this acquisition is an excellent opportunity to expand Twin Disc's global presence, leveraging Kata's longstanding relationships with leading European OEMs to introduce the Company's portfolio into new, growing markets. This acquisition was pursuant to a Sale and Purchase Agreement ("Purchase Agreement") entered into by TD Finland Holding Oy, a wholly-owned subsidiary of the Company, with Timo Salli and Jouko Salli, the prior owners, on March 5, 2024.

Under the terms of the Purchase Agreement, the Company paid an aggregate of approximately $25,522 in cash at closing, which included a base payment plus adjustments for net cash and working capital, and transactions costs of $377. This amount was subject to a final determination of working capital adjustments.

The Company, in part, financed the payment of the cash consideration through borrowings of $16.9 million under a new credit agreement entered into on April 1, 2024 with BMO Harris Bank N.A. (the "Credit Agreement"). The Credit Agreement is further discussed in Note H, Debt.

Purchase Price Allocation

The acquisition of Katsa met the criteria for a business combination to be accounted for using the acquisition method under ASC 805, Business Combinations ("ASC 805"), with the Company identified as the legal and the accounting acquirer. The Company recognized approximately $745 of acquisition-related costs which were expensed in the consolidated statement of operations for the year ended June 30, 2024.

The following table details the allocation of the purchase price of the assets acquired and liabilities assumed in connection with the acquisition of Katsa.

Cash purchase price	$	25,145
Working capital adjustment		739
Total consideration	$	25,884
Assets acquired (in millions):		
Cash	$	2,706
Trade accounts receivable, net		7,400
Inventories, net		10,694
Prepaid expenses		312
Other		786
Property, plant and equipment, net		13,853
Right-of-use operating lease assets		507
Intangible assets, net		3,377
Total assets acquired	$	39,635
Liabilities assumed (in millions):		
Accounts payable		1,822
Accrued liabilities		5,360
Lease obligations		410
Deferred income taxes		2,435
Total liabilities assumed	$	10,027
Total identified net assets acquired (in millions):	$	29,608
Gain on bargain purchase		3,724
Purchase price consideration	$	25,884

The fair value of the identifiable assets acquired and liabilities assumed of $29,608 exceeded the purchase price of the business, and additional expected working capital adjustment, of $25,884. As a result, the Company reassessed the recognition and measurement of identifiable assets acquired and liabilities assumed and concluded that the valuation procedures and resulting measurements were appropriate. Accordingly, the acquisition has been accounted for as a bargain purchase and as a result, the Company recognized a gain of $3,724, net of income tax of $2,435 associated with the acquisition. The amount is recorded in other income in the consolidated statements of operations and comprehensive income.

Pro forma results of operation for this acquisition have not been presented because the effects of the acquisition were not material to the Company's consolidated financial results.

Fair Value Estimate of Assets Acquired and Liabilities Assumed

The Company is continuing its review of the fair value estimate of certain assets acquired and liabilities assumed during the measurement period, which will conclude as soon as the necessary information regarding the facts and circumstances that existed as of the acquisition date is obtained, or otherwise not available. This measurement period will not exceed one year from the acquisition date. At the effective date of the acquisition, the assets acquired and liabilities assumed are required to be measured at fair value. The provisional fair value estimates of the property, plant and equipment, net, the intangible assets, net, and deferred income taxes are pending final review by the Company. Accordingly, until the fair values are final, there could be material adjustments to the Company's consolidated financial statements, including changes to depreciation and amortization expense related to the valuation of property and equipment and intangible assets acquired and their respective useful lives, among other adjustments.

Upon the final determination of the fair value of assets acquired and liabilities assumed, the excess of the purchase price over such fair values is allocated to goodwill or the excess of such fair values over the purchase price is allocated to bargain purchase gain. The final determination of the purchase price, fair values and resulting bargain purchase gain may differ significantly from what is reflected in these consolidated financial statements.

The following summarizes the fair value of the assets acquired and liabilities assumed at the acquisition date, including the preliminary estimates of the property, plant and equipment, net, the intangible assets, net, and deferred income taxes:

Assets acquired:		
Cash	$ 2,706	
Trade accounts receivable, net	7,400	(a)
Inventories, net	10,694	(b)
Prepaid expenses	312	
Other	786	
Property, plant and equipment, net	13,853	(c)
Right-of-use operating lease assets	507	
Intangible assets, net	3,377	(d)
Accounts payable	1,822	
Accrued liabilities	5,360	(e)
Lease obligations	410	
Deferred income taxes	2,435	
Total identified net assets acquired:	$ 29,608	
Gain on bargain purchase	3,724	(f)
Purchase price consideration	$ 25,884	

The following information provides further details about the preliminary estimated net step-up in fair value and/or the estimated fair value at the acquisition date for some key balance sheet items.

(a) Accounts receivable represent contractual amounts receivable from customers. The amounts approximate fair value.

(b) Inventory consists of:

Raw materials	$ 4,524
Work in progress at fair value	2,802
Finished goods at fair value	3,368
Inventories at fair value	$ 10,694
Inventories at book value	9,858
Step-up	$ 836

(c) The value of property, plant and equipment is estimated at:

Buildings	$ 7,560
Land	894
Equipment	5,399
Property, plant and equipment at fair value	13,853
Property, plant and equipment at book value	5,333
Step-up	$ 8,520

(d) Intangible assets consist of:

	Estimated Fair Value	Estimated average useful lives
Customer relationships	$ 1,525	12
Tradename	872	10
Technology know-how	980	7
Total	$ 3,377	

(e) The amounts approximate fair value.

(f) The Company recognized a bargain purchase gain of $3,724 net of income tax expense of $2,458 associated with the acquisition. As a result, the Company reassessed the recognition and measurement of identifiable assets acquired and liabilities assumed and concluded that the valuation procedures and resulting measurements were appropriate. The fair value of the identifiable assets acquired and liabilities assumed exceeded the fair value of the purchase price of the business.

The fair values of property, plant and equipment, net, intangible assets, net, and deferred taxes presented above are preliminary until the final purchase price consideration is determined and the Company completes its work with the use of a third-party valuation firm. These values are subject to change. Any changes to the initial estimates of the fair value of assets and liabilities will impact the bargain purchase gain and may affect future earnings.

C. INVENTORIES, NET

The major classes of inventories at June 30 were as follows:

	2025	2024
Finished parts	$ 67,037	$ 60,166
Work in progress	27,229	23,096
Raw materials	57,685	47,222
	$ 151,951	$ 130,484

In the first quarter of fiscal year 2024, the Company entered into an agreement to sell most of its boat management system product line located at one of its subsidiaries in Italy. The sale amount was below cost and resulted in the Company recognizing an inventory write-down of $2.1 million. The Company also evaluated its other boat management system inventory, not associated with the sale. The evaluation resulted in the Company recognizing an additional inventory write-down of $1.6 million for inventory located in the U.S. These write-downs were partially offset by certain liabilities transferred to the buyer at the time of the sale. The sale was completed in the second quarter of fiscal year 2024.

The second quarter of fiscal year 2025 includes the impact of a non-cash inventory write-down of $1,579. This write-down reflects the results of a product rationalization exercise of the Company's industrial product line following the acquisition of Katsa.

Inventories stated on a LIFO basis represent approximately 24% and 31% of total inventories at June 30, 2025 and 2024, respectively. The approximate current cost of the LIFO inventories exceeded the LIFO cost by $31,877 and $30,680 at June 30, 2025 and 2024, respectively. Inventories in the United States were reduced during fiscal 2025 and 2024, resulting in a liquidation of LIFO inventory layers that were carried at a lower cost prevailing from a prior year, as compared with current costs in the current year ("LIFO decrement"). A LIFO decrement results in the erosion of layers created in earlier years, and, therefore, a LIFO layer is not created for years that have decrements. For the years ended June 30, 2025 and 2024, the effects of LIFO decrements decreased cost of goods sold by $2,112 and $1,553, respectively.

The Company had reserves for inventory obsolescence of $16,016 and $12,693 at June 30, 2025 and 2024, respectively.

D. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment at June 30 were as follows:

	2025	2024
Land	$ 3,381	$ 3,062
Buildings	47,438	44,833
Machinery and equipment	212,611	189,913
	263,430	237,808
Less: accumulated depreciation	(193,854)	(179,734)
	$ 69,576	$ 58,074

Included in the above amounts are finance lease right-of-use assets of $5,794 and $5,210 for the years ended June 30, 2025 and 2024, respectively.

Depreciation expense for the years ended June 30, 2025 and 2024 was $10,042 and $6,707, respectively.

At June 30, 2025 and 2024, the Company owned one permanently idle facility with a book value of $3.0 million. The asset is presented within property, plant, and equipment, net on the Consolidated Balance Sheets. No impairment losses were recorded in fiscal 2025 or 2024.

E. GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill represents the excess of the consideration transferred net of the acquisition-date fair values of the identifiable assets acquired and the liabilities assumed.

On February 14, 2025, as discussed in Note B, the Company acquired goodwill in the estimated amount of $2,806 and intangible assets in the estimated amount of $2,847 as part of the acquisition of Kobelt

As of June 30, 2025, changes in the carrying amount of goodwill is summarized as follows:

	Net Book Value Rollforward
Balance at June 30, 2024	$ —
Acquisition	2,806
Translation adjustment	86
Balance at June 30, 2025	$ 2,892

At June 30, the following acquired intangible assets have definite useful lives and are subject to amortization:

	Net Book Value Rollforward			Net Book Value By Asset Type				
	Gross Carrying Amount	Accumulated Amortization/ Impairment	Net Book Value	Customer Relationships	Technology Know-how	Trade Names	Other	Total
Balance at June 30, 2023	$ 31,925	$ (19,288)	$ 12,637	$ 6,553	$ 2,422	$ 668	$ 2,994	$ 12,637
Additions	5,382	(1,894)	3,488	1,519	987	857	125	3,488
Reduction	(714)	714	—	—	—	—	—	—
Amortization	—	(3,273)	(3,273)	(1,245)	(1,280)	—	(748)	(3,273)
Translation adjustment	(166)	—	(166)	(107)	(40)	(5)	(14)	(166)
Balance at June 30, 2024	36,427	(23,741)	12,686	6,720	2,089	1,520	2,357	12,686
Additions	3,471	—	3,471	1,187	908	628	748	3,471
Amortization	—	(3,959)	(3,959)	(1,341)	(1,312)	(281)	(1,025)	(3,959)
Translation adjustment	3,505	(2,342)	1,136	629	149	169	216	1,163
Balance at June 30, 2025	$ 43,403	$ (30,042)	$ 13,361	$ 7,195	$ 1,834	$2,036	$ 2,296	$ 13,361

Other intangibles consist mainly of computer software. Amortization is recorded on the basis of straight-line or accelerated, as appropriate, over the estimated useful lives of the assets.

The weighted average remaining useful life of the intangible assets included in the table above is approximately 7 years.

Intangible amortization expense for the years ended June 30, 2025 and 2024 was $3,959 and $3,273, respectively. Estimated intangible amortization expense for each of the next five fiscal years is as follows:

Fiscal Year	
2026	$ 2,614
2027	2,614
2028	2,297
2029	1,925
2030	635
Thereafter	3,476
Total	$ 13,361

F. ACCRUED LIABILITIES

Accrued liabilities at June 30 were as follows:

	2025	2024
Deferred revenue	$ 29,664	$ 2,025
Customer deposits	13,538	26,540
Salaries and wages	14,095	14,186
Warranty	4,174	3,341
Distributor rebates	3,083	3,930
Retirement benefits	1,664	1,831
Other	14,437	10,556
	$ 80,655	$ 62,409

G. WARRANTY

The Company warrants all assembled products, parts (except component products or parts on which written warranties are issued by the respective manufacturers thereof and are furnished to the original customer, as to which the Company makes no warranty and assumes no liability) and service against defective materials or workmanship. Such warranty generally extends from periods ranging from 12 months to 24 months. The Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its suppliers. However, its warranty obligation is affected by product failure rates, the number of units affected by the failure and the expense involved in satisfactorily addressing the situation. The warranty reserve is established based on the Company's best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. When evaluating the adequacy of the reserve for warranty costs, management takes into consideration the term of the warranty coverage, historical claim rates and costs of repair, knowledge of the type and volume of new products and economic trends. While the Company believes that the warranty reserve is adequate and that the judgment applied is appropriate, such amounts estimated to be due and payable in the future could differ materially from what actually transpires. The following is a listing of the activity in the warranty reserve during the years ended June 30:

	2025	2024
Reserve balance, July 1	$ 4,220	$ 3,476
Current period expense and adjustments	5,499	5,850
Payments or credits to customers	(4,676)	(5,102)
Translation adjustment	214	(4)
Reserve balance, June 30	$ 5,257	$ 4,220

The current portion of the warranty accrual ($4,174 and $3,341 at June 30, 2025 and 2024, respectively) is reflected in accrued liabilities, while the long-term portion ($1,084 and $879 at June 30, 2025 and 2024, respectively) is included in other long-term liabilities on the consolidated balance sheets.

H. DEBT

Long-term debt consisted of the following at June 30:

	2025	2024
Credit Agreement Debt		
Revolving loans (expire April 2027)	$ 17,921	$ 16,288
Term loan (due April 2027)	13,500	9,500
Other	25	23
Subtotal	31,446	25,811
Less: current maturities	(3,000)	(2,000)
Total long-term debt	$ 28,446	$ 23,811

Credit Agreement Debt:

Current Credit Agreement

On February 14, 2025, the Company entered into an amended and restated Credit Agreement (the "Credit Agreement") with Bank of Montreal (the "Bank") that refinances and replaces the credit agreement dated as of June 29, 2018, as amended, between the Company and BMO Harris Bank, N.A. (the "Prior Credit Agreement"). There were no significant financing costs associated with the credit agreement.

Pursuant to the Credit Agreement, the Bank made a Term Loan to the Company in the principal amount of $15.0 million, consisting of an assignment of a term loan under the Prior Credit Agreement from BMO to the Bank with a remaining principal of $8.5 million and an additional advance of $6.5 million. The maturity date of the Term Loan is April 1, 2027, and the Company is required to make principal installments on the Term Loan of at least $0.75 million per quarter. Under the Credit Agreement, the Company is restricted in making dividend payments beyond $5 million in any fiscal year.

In addition, the Company may, from time to time prior to the maturity date, enter into Revolving Loans in amounts not to exceed, in the aggregate and subject to a Borrowing Base, $50.0 million (the "Revolving Credit Commitment"). The Borrowing Base is the sum of (a) 85% of outstanding unpaid Eligible Receivables and (b) the lesser of $40.0 million for each fiscal month ending on or prior to August 31, 2025 (reduced to $35.0 million for each fiscal month ending on or prior to August 31, 2026, and further reduced to $32.5 million for each fiscal month ending thereafter) and 60% of Eligible Inventory for each fiscal month ending on or prior to August 31, 2025 (reduced to 55% of Eligible Inventory for each fiscal month ending on or prior to February 28, 2026, and 50% of Eligible Inventory for each fiscal month ending thereafter). The Credit Agreement also allows the Company to obtain Letters of Credit from the Bank, which if drawn upon by the beneficiary thereof and paid by the Bank, would become Revolving Loans. Under the Credit Agreement, the Company may not pay cash dividends on its common stock in excess of $5.0 million in any fiscal year. The term of the Revolving Loans under the Credit Agreement runs through April 1, 2027.

The Company used the increased borrowing capacity under the Credit Agreement to help finance its acquisition of Kobelt. Kobelt is included as a Borrower under the Credit Agreement, and may borrow directly under the Credit Agreement up to the lesser of the Revolving Credit Commitment or $25.0 million. For purposes of determining the Borrowing Base under the Credit Agreement, Eligible Receivables and Eligible Inventory of Kobelt are included.

Interest rates under the Credit Agreement are based on the secured overnight financing rate ("SOFR"), the euro interbank offered rate (the "EURIBO Rate"), or the Canadian Overnight Repo Rate Average (the "CORRA"). Loans under the Credit Agreement are designated as either as "SOFR Loans," which accrue interest at an Adjusted Term SOFR plus an Applicable Margin; "Eurodollar Loans," which accrue interest at the EURIBO Rate plus an Applicable Margin; "Term CORRA Loans," which accrue interest at an Adjusted Term CORRA plus an Applicable Margin; "Daily Compounded CORRA Loans," which accrue interest at a Daily Compounded CORRA plus an Applicable Margin; or Canadian Prime Rate Loans," which accrue interest at the Canadian Prime Rate plus an Applicable Margin. The Applicable Margins are between 2% and 3.5% for Revolving Loans and Letters of Credit; 2.125% and 3.625% for Term Loans; and .15% and .3% for the Unused Revolving Credit Commitment (each depending on the Company's Total Funded Debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio).

The Credit Agreement requires the Company to meet certain financial covenants. Specifically, the Company's Total Funded Debt to EBITDA ratio may not exceed 3.50 to 1.00, and the Company's Fixed Charge Coverage Ratio may not be less than 1.10 to 1.00. In determining whether the Company is in compliance with its Total Funded Debt/EBITDA Ratio, the Company's EBITDA will include transaction expenses of up to $0.6 million for each of the Company's Kobelt Acquisition and the Company's prior Katsa acquisition, as well as pro-forma EBITDA of Katsa and Kobelt as permitted by the Bank. The Company's Tangible Net Worth may not be less than $100.0 million plus 50% of positive Net Income for each fiscal year ending on or after June 30, 2024.

Borrowings under the Credit Agreement secured by substantially all of the Company's and Kobelt's personal property, including accounts receivable, inventory, machinery and equipment, and intellectual property. The Company has also pledged 65% of its equity interests in certain foreign subsidiaries. To effect these security interests, the Company entered into various amendment and assignment agreements that consent to the assignment to the Bank of certain agreements previously entered into between the Company and the Bank in connection with an April 22, 2016 credit agreement between the Company and the Bank, and further amended such agreements pursuant to the terms of the Credit Agreement. Specifically, the Company amended and agreed to the assignment to the Bank of a Security Agreement, IP Security Agreement, Pledge Agreement, Perfection Certificate, and Assignment as to Liens and Encumbrances. The Company also amended and assigned to the Bank a Negative Pledge Agreement, pursuant to which it agreed not to sell, lease or otherwise encumber real estate that it owns except as permitted by the Credit Agreement and the Negative Pledge Agreement. The Company also entered into a Collateral Assignment of Rights under Purchase Agreement for its acquisition of Kobelt. Borrowings under the Credit Agreement are also required to be guaranteed by each U.S. subsidiary of the Company.

Upon the occurrence of an Event of Default, the Bank may take the following actions upon written notice to the Company: (1) terminate its remaining obligations under the Credit Agreement; (2) declare all amounts outstanding under the Credit Agreement to be immediately due and payable; and (3) demand the Company to immediately Cash Collateralize L/C Obligations in an amount equal to 105% of the aggregate L/C Obligations or a greater amount if the Bank determines a greater amount is necessary. If such Event of Default is due to the Company's bankruptcy, the Bank may take the three actions listed above without notice to the Company.

Prior Credit Agreement

The Prior Credit Agreement, which was replaced by the Credit Agreement on February 14, 2025, provided for the assignment and assumption of the previously existing loans under a 2016 credit agreement between the Company and Bank of Montreal (as amended, the "2016 Credit Agreement") into a term loan (the "Prior Term Loan") and revolving credit loans (each a "Prior Revolving Loan" and, collectively, the "Prior Revolving Loans," and, together with the Prior Term Loan, the "Prior Loans"). Pursuant to the Prior Credit Agreement, BMO agreed to make the Prior Term Loan to the Company in a principal amount not to exceed $35.0 million and the Company could, from time to time prior to the maturity date, enter into Prior Revolving Loans in amounts not to exceed, in the aggregate, $50.0 million (the "Prior Revolving Credit Commitment"), subject to a Borrowing Base based on Eligible Inventory and Eligible Receivables. Subsequent amendments to the Prior Credit Agreement reduced the Prior Term Loan to $20.0 million, extended the maturity date of the Prior Term Loan to April 1, 2027, and required the Company to make principal installment payments on the Prior Term Loan of $0.5 million per quarter. Subsequent amendments to the Prior Credit Agreement (prior to the Tenth Amendment to the Prior Credit Agreement discussed below) incrementally decreased BMO's Prior Revolving Credit Commitment to $40.0 million. The Prior Credit Agreement also allowed the Company to obtain Letters of Credit from BMO, which if drawn upon by the beneficiary thereof and paid by BMO, would become Prior Revolving Loans. Under the Prior Credit Agreement, the Company was prohibited from paying cash dividends on its common stock in excess of $5.0 million in any fiscal year.

Under the Prior Credit Agreement as amended, interest rates were based on either the SOFR or the EURIBO Rate. Prior Loans were designated either as "SOFR Loans," which accrued interest at an Adjusted Term SOFR plus an Applicable Margin, or "Eurodollar Loans," which accrued interest at the EURIBO Rate plus an Applicable Margin. Amounts drawn on a Letter of Credit that were not timely reimbursed to the Bank bore interest at a Base Rate plus an Applicable Margin. The Company also paid a commitment fee on the average daily Unused Revolving Credit Commitment equal to an Applicable Margin. Immediately prior to February 14, 2025, the Applicable Margins were between 2% and 3.5% for Prior Revolving Loans and Letters of Credit; 2.125% and 3.625% for Prior Term Loans; and 0.15% and 0.3% for the Unused Revolving Credit Commitment (each depending on the Company's Total Funded Debt to EBITDA ratio).

The Prior Credit Agreement, as amended, required the Company to meet certain financial covenants. Specifically, the Company's Total Funded Debt to EBITDA ratio could not exceed 3.50 to 1.00, and the Company's Fixed Charge Coverage Ratio could not be less than 1.10 to 1.00. In determining whether the Company was in compliance with its Total Funded Debt/EBITDA Ratio, the Company's EBITDA included transaction expenses of up to $0.6 million for the Katsa acquisition, as well as pro-forma EBITDA of Katsa as permitted by the Bank. The Company's Tangible Net Worth could not be less than $100.0 million plus 50% of positive Net Income for each fiscal year ending on or after June 30, 2024.

Borrowings under the Prior Credit Agreement were secured by substantially all of the Company's personal property, including accounts receivable, inventory, machinery and equipment, and intellectual property. The Company had also pledged 100% of its equity interests in certain domestic subsidiaries and 65% of its equity interests in certain foreign subsidiaries. The Company had also entered into a Collateral Assignment of Rights under Purchase Agreement for its acquisition of Veth Propulsion. To effect these security interests, the Company entered into various amendment and assignment agreements that consent to the assignment of certain agreements previously entered into between the Company and the Bank of Montreal in connection with the 2016 Credit Agreement. The Company also amended and assigned to BMO a Negative Pledge Agreement that it has previously entered into with Bank of Montreal, pursuant to which it agreed not to sell, lease or otherwise encumber real estate that it owns except as permitted by the Credit Agreement and the Negative Pledge Agreement.

The Company had also entered into a Deposit Account Control Agreement with the Bank, reflecting the Bank's security interest in deposit accounts the Company maintains with the Bank. The Bank could not provide a notice of exclusive control of a deposit account (thereby obtaining exclusive control of the account) prior to the occurrence or existence of a Default or an Event of Default under the Credit Agreement or otherwise upon the occurrence or existence of an event or condition that would, but for the passage of time or the giving of notice, constitute a Default or an Event of Default under the Prior Credit Agreement.

Upon the occurrence of an Event of Default, BMO could take the following actions upon written notice to the Company: (1) terminate its remaining obligations under the Prior Credit Agreement; (2) declare all amounts outstanding under the Prior Credit Agreement to be immediately due and payable; and (3) demand the Company to immediately Cash Collateralize L/C Obligations in an amount equal to 105% of the aggregate L/C Obligations or a greater amount if BMO determines a greater amount is necessary. If such Event of Default is due to the Company's bankruptcy, BMO could take the three actions listed above without notice to the Company.

On April 1, 2024, the Company had entered into Amendment No. 10 to Prior Credit Agreement (the "Tenth Amendment") that amended and extended the Prior Credit Agreement. The Tenth Amendment increased the Prior Revolving Credit Commitment from $40.0 million to $45.0 million, and also increased the Borrowing Base for Prior Revolving Loans from the sum of (a) 85% of outstanding unpaid Eligible Receivable and (b) the lesser of $30.0 million and 50% of Eligible Inventory to the sum of (a) 85% of outstanding unpaid Eligible Receivables and (b) the lesser of $35.0 million (reduced to $32.5 million beginning with the first quarter of the 2026 fiscal year) and 60% of Eligible Inventory (reduced to 55% of Eligible Inventory beginning with the third quarter of the 2025 fiscal year, and 50% of Eligible Inventory beginning with the first quarter of the 2026 fiscal year).

The Company used the increased borrowing capacity under the Tenth Amendment to help finance its acquisition of Katsa by TD Finland Holding Oy, a wholly-owned subsidiary of the Company. The Tenth Amendment specifically permitted the Company to use Prior Revolving Loans for the Katsa acquisition. In addition, in determining whether the Company is in compliance with its Total Funded Debt/EBITDA Ratio, the Company's EBITDA included transaction expenses of up to $0.6 million for the Katsa acquisition, as well as pro-forma EBITDA of Katsa as permitted by the Bank.

The Tenth Amendment also extended the Prior Credit Agreement through April 1, 2027 and extended the maturity date of the Prior Term Loan and the Prior Term Loan Commitment Date to April 1, 2027.

The Tenth Amendment also increased the Applicable Margins under the Prior Credit Agreement for purposes of determining interest rates on Prior Revolving Loans, Letters of Credit, Prior Term Loans, and the Prior Unused Revolving Credit Commitment. Prior to the Tenth Amendment, the Applicable Margins were between 1.25% and 2.75% for Prior Revolving Loans and Letters of Credit; 1.375% and 2.875% for Prior Term Loans; and .10% and .15% for the Prior Unused Revolving Credit Commitment (each depending on the Company's Total Funded Debt to EBITDA ratio). Under the Tenth Amendment, the Applicable Margins were between 2% and 3.5% for Prior Revolving Loans and Letters of Credit; 2.125% and 3.625% for Prior Term Loans; and .15% and .3% for the Prior Unused Revolving Credit Commitment (each depending on the Company's Total Funded Debt to EBITDA ratio).

During fiscal year 2025, the average interest rate was 7.07% on the Term Loan, and 5.39% on the Revolving Loans.

As of June 30, 2025, the Company's borrowing capacity under the terms of the Credit Agreement was approximately $50,597 and the Company had approximately $32,079 of available borrowings.

The Company's borrowings described above approximates fair value at June 30, 2025 and June 30, 2024. If measured at fair value in the financial statements, long-term debt (including the current portion) would be classified as Level 2 in the fair value hierarchy.

The Company is party to an interest rate swap arrangement with Bank of Montreal, with an initial amount of $20,000 and a maturity date of March 4, 2026 to hedge the Term Loan. As of June 30, 2025, the notional amount was $7,500. This swap has been designated as a cash flow hedge under ASC 815, Derivatives and Hedging. This swap is included in the disclosures in Note S, Derivative Financial Instruments.

During the fourth quarter of fiscal 2021, the Company designated its euro denominated Revolving Loan as a net investment hedge to mitigate the risk of variability in its euro denominated net investments in wholly-owned foreign companies. Effective upon the designation, all changes in fair value of the euro Revolving Loan are reported in accumulated other comprehensive income (loss) along with the foreign currency translation adjustments on those foreign investments. This net investment hedge is included in the disclosures in Note S, Derivative Financial Instruments.

The aggregate scheduled maturities of outstanding long-term debt obligations in subsequent years are as follows:

Fiscal Year	
2026	$ 3,000
2027	3,000
2028	25,421
2029	—
2030	—
Thereafter	25
	$ 31,446

Other lines of credit:

The Company has established unsecured lines of credit, which may be withdrawn at the option of the banks. Under these arrangements, the Company has unused and available credit lines of $4,531 with a weighted average interest rate of 3.03% as of June 30, 2025, and $1,053 with a weighted average interest rate of 5.14% as of June 30, 2024.

I. LEASE OBLIGATIONS

The following table provides a summary of leases recorded on the consolidated balance sheet at June 30.

	Balance Sheet Location	2025	2024
Lease Assets			
Right-of-use operating lease assets	Right-of-use operating lease assets	$ 17,250	$ 16,622
Right-of-use finance lease assets	Property, plant and equipment, net	5,794	5,210
Lease Liabilities			
Right-of-use operating lease liabilities, current	Current maturities of right-of-use operating lease obligations	$ 3,393	$ 2,521
Right-of-use perating lease liabilities, non-current	Right-of-use operating lease obligations	14,357	14,376
Right-of-use finance lease liabilities, current	Accrued liabilities	1,014	713
Right-of-use finance lease liabilities, non-current	Other long-term liabilities	5,212	4,795

The components of lease expense for the years ended June 30 were as follows:

	2025	2024
Finance lease cost:		
Amortization of right-to-use assets	$ 980	$ 811
Interest on lease liabilities	393	308
Operating lease cost	3,840	3,718
Short-term lease cost	379	33
Variable lease cost	531	398
Total lease cost	6,123	5,268
Less: Sublease income	(111)	(81)
Net lease cost	$ 6,012	$ 5,187

Other information related to leases was as follows:

	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 4,330	$ 3,447
Operating cash flows from finance leases	400	308
Financing cash flows from finance leases	1,119	921
Right-of-use assets obtained in exchange for lease obligations:		
Operating leases	2,863	6,069
Finance leases	1,317	1,383
Weighted average remaining lease term (years):		
Operating leases	7.3	8.4
Finance leases	7.1	8.7
Weighted average discount rate:		
Operating leases	8.6%	8.3%
Finance leases	6.8%	6.2%

Approximate future minimum rental commitments under non-cancellable leases as of June 30, 2025 were as follows:

	Operating Leases	Finance Leases
2026	$ 4,755	$ 1,443
2027	4,043	1,364
2028	2,773	1,253
2029	2,378	871
2030	1,927	558
Thereafter	8,389	2,250
Total future lease payments	24,265	7,739
Less: Amount representing interest	(6,515)	(1,513)
Present value of future payments	$ 17,750	$ 6,226

J. SHAREHOLDERS' EQUITY

The total number of shares of common stock outstanding at June 30, 2025 and 2024 was 14,150,581 and 13,995,024, respectively. At June 30, 2025 and 2024, treasury stock consisted of 482,181 and 637,778 shares of common stock, respectively. The Company issued 155,597 and 176,956 shares of treasury stock in fiscal 2025 and 2024, respectively, to fulfill its obligations under its incentive compensation plans. The Company also recorded forfeitures of 0 and 2,413 shares of previously issued restricted stock in fiscal 2025 and 2024, respectively. The difference between the cost of treasury shares and the option price is recorded in common stock.

Under an authorization given by the Board of Directors on July 27, 2012, the Company is permitted to make open market purchases of its common stock. The Company did not make any open market purchases during the two most recent fiscal years. As of June 30, 2025 and 2024, 315,000 shares remain authorized for purchase.

Cash dividends per share were $0.16 and $0.12 in fiscal 2025 and 2024.

The Company is authorized to issue 200,000 shares of preferred stock, none of which have been issued. The Company has designated 150,000 shares of the preferred stock as Series A Junior Preferred Stock.

The components of accumulated other comprehensive income (loss) included in equity as of June 30, 2025 and 2024 are as follows:

	2025	2024
Translation adjustments	$ 15,036	$ (849)
Benefit plan adjustments, net of income taxes of ($322) and ($181), respectively	(11,461)	(8,062)
Net gain on cash flow hedge derivatives, net of income taxes of ($210) and ($210), respectively	284	504
Net (loss) gain on net investment hedge derivatives, net of income taxes of $103 and $103, respectively	(129)	1,502
Accumulated other comprehensive income (loss)	$ 3,730	$ (6,905)

A reconciliation for the changes in accumulated other comprehensive income (loss), net of tax, by component for the years ended June 30, 2025 and June 30, 2024 is as follows:

	Translation Adjustment	Benefit Plan Adjustment	Cash Flow Hedges	Net Investment Hedges
Balance at June 30, 2023	$ (1,582)	$ (5,948)	$ 688	$ 1,272
Other comprehensive loss before reclassifications	733	—	—	—
Amounts reclassified from accumulated other comprehensive income (loss)	—	(2,114)	(184)	230
Net current period other comprehensive income (loss)	733	(2,114)	(184)	230
Balance at June 30, 2024	$ (849)	$ (8,062)	$ 504	$ 1,502

	Translation Adjustment	Benefit Plan Adjustment	Cash Flow Hedges	Net Investment Hedges
Balance at June 30, 2024	$ (849)	$ (8,062)	$ 504	$ 1,502
Other comprehensive loss before reclassifications	15,885	—	—	—
Amounts reclassified from accumulated other comprehensive income (loss)	—	(1,808)	—	—
	—	(1,591)	(220)	(1,631)
Net current period other comprehensive income (loss)	15,885	(3,399)	(220)	(1,631)
Balance at June 30, 2025	$ 15,036	$ (11,461)	$ 284	$ (129)

A reconciliation for the changes in benefit plan adjustments, net of tax, for the year ended June 30, 2025 is as follows:

	Amount Reclassified
Changes in benefit plan items	
Actuarial loss	$ (1,741)
Transition asset and prior service benefit	14
Return on plan assets	(1,808)
Translation	101
Total amortization	(3,434)
Income taxes	35
Total changes, net of tax	$ (3,399)

A reconciliation for the changes in benefit plan adjustments, net of tax, for the year ended June 30, 2024 is as follows:

Changes in benefit plan items	Amount Reclassified
Actuarial loss	$ (2,079)
Transition asset and prior service benefit	21
Translation	(64)
Total amortization	(2,122)
Income taxes	8
Total changes, net of tax	$ (2,114)

K. BUSINESS SEGMENTS AND FOREIGN OPERATIONS

The Company and its subsidiaries are engaged in the manufacture and sale of marine and heavy duty off-highway power transmission equipment. Principal products include marine transmissions, azimuth drives, surface drives, propellers and boat management systems, as well as power-shift transmissions, hydraulic torque converters, power take-offs, industrial clutches and controls systems. The Company sells to both domestic and foreign customers in a variety of market areas, principally pleasure craft, commercial and military marine markets, energy and natural resources, government, and industrial markets.

Net sales by product group for the years ended June 30 is summarized as follows:

	2025	2024
Industrial	$ 41,502	$ 25,668
Land-based transmissions	80,192	78,518
Marine and propulsion systems	201,101	171,766
Other	17,943	19,175
Total	$ 340,738	$ 295,127

Industrial products include clutches, power take-offs and pump drives sold to the agriculture, recycling, construction and oil and gas markets. The land-based transmission products include applications for oil field and natural gas, military and airport rescue and firefighting. The marine and propulsion systems include marine transmission, azimuth drives, controls, surface drives, and propellers for the global commercial marine, pleasure craft and patrol boat markets. Other includes non-Twin Disc manufactured product sold through Company-owned distribution entities.

The Company has two reportable segments: manufacturing and distribution. Its segment structure reflects the way the chief operating decision-maker ("CODM") makes operating decisions and manages the growth and profitability of the business. It also corresponds with the CODM's approach of allocating resources and assessing the financial performance of its segments. The Company's CODM is the Chief Executive Officer, who reviews financial information presented on a consolidated basis. The accounting practices of the segments are the same as those described in the summary of significant accounting policies. Transfers among segments are at established inter-company selling prices. The CODM evaluates the performance of its segments based on net sales, gross profit, operating income (loss), and net earnings (loss).

The following table presents the selected financial information with respect to the Company's reportable segments for the year ended June 30, 2025:

	Manufacturing	Distribution	Corporate	Elimination & adjustments	Consolidated
Net sales:					
Net sales	$ 295,550	$ 130,956	$ —	$ (85,768)	$ 340,738
Intra-segment sales	(7,213)	(21,043)	—	28,256	—
Inter-segment sales	(52,691)	(4,821)	—	57,512	—
Total consolidated net sales	$ 235,646	$ 105,092	$ —	$ —	$ 340,738
Cost of goods sold:					
Cost of goods sold	$ 229,807	$ 104,165	—	$ 85,576	$ 419,548
Intra-segment cost of goods sold	(7,213)	(21,043)	—	(28,256)	(56,512)
Inter-segment cost of goods sold	(52,691)	(4,821)	—	(57,512)	(115,024)
Total consolidated cost of goods sold	$ 169,903	$ 78,301	$ —	$ (192)	$ 248,012
Gross profit	$ 65,743	$ 26,791	$ —	$ 192	$ 92,726
Marketing, engineering and administrative expenses	$ 41,388	$ 14,796	$ 26,247	$ —	$ 82,431
Restructuring expenses	252	93	63	—	408
Operating income (loss)	$ 24,103	$ 11,902	$ (26,310)	$ 192	$ 9,887
Other (income) expense:					
Interest income	$ (1,045)	$ (550)	$ (1,801)	$ 3,329	$ (67)
Interest expense	5,900	7	68	(3,329)	2,646
Other (income) expense	14,725	6,537	(15,818)	95	5,539
Total consolidated other (income) expense	$ 19,580	$ 5,994	$ (17,551)	$ 95	$ 8,118
Pretax earnings (loss)	$ 4,523	$ 5,908	$ (8,759)	$ 97	$ 1,769
Income tax expense (benefit)	1,476	2,151	(228)	(31)	3,368
Net earnings (loss)	$ 3,047	$ 3,757	$ (8,531)	$ 128	$ (1,599)
Minority interest	—	(295)	—	—	(295)
Net earnings (loss) attributable to Twin Disc, Incorporated	$ 3,047	$ 3,462	$ (8,531)	$ 128	$ (1,894)
Total consolidated assets	$ 487,114	$ 66,087	$ (186,291)	$ (11,348)	$ 355,562
Depreciation and amortization	$ 13,282	$ 353	$ 1,264	$ —	$ 14,899
Expenditures for segment assets	11,590	1,902	1,665	—	15,157

The following table presents the selected financial information with respect to the Company's reportable segments for the year ended June 30, 2024:

	Manufacturing	Distribution	Corporate	Elimination & adjustments	Consolidated
Net sales:					
Net sales	$ 250,934	$ 148,919	$ —	$ (104,726)	$ 295,127
Intra-segment sales	(6,974)	(15,661)	—	22,635	—
Inter-segment sales	(77,978)	(4,113)	—	82,091	—
Total consolidated net sales	$ 165,982	$ 129,145	$ —	$ —	$ 295,127
Cost of goods sold:					
Cost of goods sold	$ 196,140	$ 122,505	$ —	$ 102,615	$ 421,260
Intra-segment cost of goods sold	(6,974)	(15,661)	—	(22,635)	(45,270)
Inter-segment cost of goods sold	(77,978)	(4,113)	—	(82,091)	(164,182)
Total consolidated cost of goods sold	$ 111,188	$ 102,731	$ —	$ (2,111)	$ 211,808
Gross profit	$ 54,794	$ 26,414	$ —	$ 2,111	$ 83,319
Marketing, engineering and administrative expenses	$ 31,801	$ 15,340	$ 24,481	$ —	$ 71,622
Restructuring expenses	149	41	28	—	218
Operating income (loss)	$ 22,844	$ 11,033	$ (24,509)	$ 2,111	$ 11,479
Other (income) expense:					
Interest income	$ (335)	$ (344)	$ —	$ 615	$ (64)
Interest expense	1,987	11	60	(615)	1,443
Other (income) expense	(4,285)	1,341	(3,812)	1,489	(5,267)
Total consolidated other (income) expense	$ (2,633)	$ 1,008	$ (3,752)	$ 1,489	$ (3,888)
Pretax earnings (loss)	$ 25,477	$ 10,025	$ (20,757)	$ 622	$ 15,367
Income tax expense	1,244	2,164	311	402	4,121
Net earnings (loss)	$ 24,233	$ 7,861	$ (21,068)	$ 220	$ 11,246
Minority interest	—	(258)	—	—	(258)
Net earnings (loss) attributable to Twin Disc, Incorporated	$ 24,233	$ 7,603	$ (21,068)	$ 220	$ 10,988
Total consolidated assets	$ 456,731	$ 58,351	$ (194,730)	$ (8,296)	$ 312,058
Depreciation and amortization	$ 8,606	$ 341	$ 1,034	$ —	$ 9,981
Expenditures for segment assets	7,304	730	673	—	8,707

Corporate expenses pertain to certain costs that are not allocated to the reportable segments, primarily consisting of corporate overhead costs, including administrative functions and global functional expenses.

Geographic information about the Company for the years ended June 30 is summarized as follows:

Net sales	2025	2024
United States	$ 87,549	$ 79,823
Netherlands	52,735	46,162
China	28,666	45,527
Finland	24,618	—
Australia	22,358	17,790
Italy	10,420	16,814
Other countries	114,392	89,011
Total	$ 340,738	$ 295,127

Net sales by geographic region are based on product shipment destination.

Long-lived assets primarily pertain to property, plant and equipment and exclude goodwill, other intangibles, and deferred income taxes. They are summarized as follows:

Long-lived assets	2025	2024
United States	$ 39,949	$ 39,475
Netherlands	11,426	10,270
Finland	15,660	14,362
Belgium	8,184	5,746
Canada	5,952	—
Other countries	8,412	7,549
Total	$ 89,583	$ 77,402

No one customer accounted for 10% of consolidated net sales in fiscal year 2025 and 2024.

Disaggregated revenue:

The following tables present details deemed most relevant to the users of the financial statements for the years ended June 30, 2025 and June 30, 2024.

Net sales by product group for the year ended June 30, 2025 is summarized as follows:

	Manufacturing	Distribution	Elimination of Intercompany Sales	Total
Industrial	$ 40,717	$ 5,176	$ (4,391)	$ 41,502
Land-based transmissions	76,171	16,621	(12,600)	80,192
Marine and propulsion systems	178,553	90,196	(67,648)	201,101
Other	109	18,963	(1,129)	17,943
Total	$ 295,550	$ 130,956	$ (85,768)	$ 340,738

Net sales by product group for the year ended June 30, 2024 is summarized as follows:

	Manufacturing	Distribution	Elimination of Intercompany Sales	Total
Industrial	$ 23,656	$ 5,163	$ (3,151)	$ 25,668
Land-based transmissions	71,464	40,693	(33,639)	78,518
Marine and propulsion systems	152,855	86,202	(67,291)	171,766
Other	2,958	16,862	(645)	19,175
Total	$ 250,933	$ 148,920	$ (104,726)	$ 295,127

L. STOCK-BASED COMPENSATION

In the first quarter of fiscal 2025, the Company adopted the Twin Disc, Incorporated Amended and Restated 2021 Omnibus Incentive Plan (the "Omnibus Plan"), which was subsequently approved by the Company's shareholders. The Omnibus Plan amended and restated the Twin Disc, Incorporated 2021 Long-Term Incentive Plan (the "2021 LTI Plan"), and effectively replaced the Twin Disc, Incorporated 2020 Stock Incentive Plan for Non-Employee Directors (the "2020 Directors' Plan"). Benefits under the Omnibus Plan may be granted, awarded or paid in any one or a combination of stock options, stock appreciation rights, restricted stock awards, restricted stock units, cash-settled restricted stock units, performance stock awards, performance stock unit awards, performance unit awards, and dividend equivalent awards. The Omnibus Plan is designed to benefit key employees and consultants of the Company and its subsidiaries, as well as non-employee directors of the Company.

There is reserved for issuance under the Plan an aggregate of 1,636,550 shares of the Company's common stock, which consists of the previously-approved 715,000 shares of common stock reserved for issuance under the 2021 LTI Plan prior to its amendment and restatement to become the Omnibus Plan; 521,550 shares of common stock that remained available for issuance under the 2020 Directors' Plan; and 400,000 newly authorized shares of common stock. Shares issued under the Omnibus Plan may be authorized and unissued shares or shares reacquired by the Company in the open market or a combination of both. The aggregate amount is subject to proportionate adjustments for stock dividends, stock splits and similar changes.

Shares available for future awards as of June 30 were as follows (assuming that outstanding performance awards are issued at the target level of performance):

	2025	2024
2020 Directors' Plan	–	521,550
2021 LTI Plan	–	41,439
Omnibus Plan	875,701	–

Performance Stock Awards ("PSA")

In fiscal 2025 and 2024, the Company granted a target number of 116,091 and 119,349 PSAs, respectively, to various employees of the Company, including executive officers.

The PSAs granted in fiscal 2025 will vest if the Company achieves performance-based objectives relating to average return on invested capital and cumulative EBITDA (as defined in the PSA Grant Agreement), in the cumulative three fiscal year period ending June 30, 2027. These PSAs are subject to adjustment if the Company's return on invested capital and cumulative EBITDA falls below or exceeds the specified target objective, and the maximum number of performance shares that can be awarded if the target objective is exceeded is 227,610. Based upon actual results to date, the Company is currently accruing compensation expense for these PSAs.

The PSAs granted in fiscal 2024 will vest if the Company achieves performance-based objectives relating to average return on invested capital and cumulative EBITDA (as defined in the PSA Grant Agreement), in the cumulative three fiscal year period ending June 30, 2026. These PSAs are subject to adjustment if the Company's return on invested capital and cumulative EBITDA falls below or exceeds the specified target objective, and the maximum number of performance shares that can be awarded if the target objective is exceeded is 238,698. Based upon actual results to date, the Company is currently accruing compensation expense for these PSAs.

There were 233,154 and 233,861 unvested PSAs outstanding at June 30, 2025 and 2024, respectively. The fair value of the PSAs (on the date of grant) is expensed over the performance period for the shares that are expected to ultimately vest. A total of 2,286 and 0 shares of performance stock awards were forfeited during fiscal 2025 and 2024, respectively. The compensation expense for the year ended June 30, 2025 and 2024, related to PSAs, was $1,951 and $1,648, respectively. The tax expense from compensation expense for the year ended June 30, 2025 and 2024, related to PSAs, was $417 and $386, respectively. The weighted average grant date fair value of the unvested awards at June 30, 2025 was $12.63. At June 30, 2025, the Company had $1,522 of unrecognized compensation expense related to the unvested shares that would vest if the specified target objective was achieved for the fiscal 2025 and 2024 awards. The total fair value of performance stock awards vested in fiscal 2025 and fiscal 2024 was $1,706.

Performance Stock Unit Awards ("PSUA")

The PSUAs entitle an individual to shares of common stock of the Company or cash in lieu of shares of Company common stock if specific terms and conditions or restrictions are met through a specified date. The fiscal 2024 PSUAs will vest if the Company achieves performance-based target objectives relating to average return on invested capital and cumulative EBITDA (as defined in the PSUA Grant Agreement), in the cumulative three fiscal year period ending June 30, 2026. These PSUAs are subject to adjustment if the Company's return on invested capital and cumulative EBITDA falls below or exceeds the specified target objective, and the maximum number of PSUAs that can vest if the target objective is exceeded totals 16,006.

During fiscal 2025 and 2024, the Company granted a target number of 0 and 10,473 PSUAs, respectively, to various individuals in the Company. A total of 2,470 and 0 shares of PSUAs were forfeited during fiscal 2025 and 2024, respectively. There were 8,003 and 10,473 unvested PSUAs outstanding at June 30, 2025 and 2024, respectively. The compensation expense for the year ended June 30, 2025 and 2024, related to PSUAs, was $24 and $40, respectively. The tax expense from compensation expense for the year ended June 30, 2025 and 2024, related to PSUAs, was $6 and $9, respectively. The weighted average grant date fair value of the unvested PSUAs at June 30, 2025 was $12.15. At June 30, 2025, the Company had $33 of unrecognized compensation expense related to the unvested PSUAs that would vest if the specified target objective was achieved for the fiscal 2025 and 2024 awards. The total fair value of PSUAs vested in fiscal 2025 and fiscal 2024 was $0.

Restricted Stock Awards ("RS")

The Company has unvested RS outstanding that will vest if certain service conditions are fulfilled. The fair value of the RS grants is recorded as compensation over the vesting period, which is generally 1 to 3 years. During fiscal 2025 and 2024, the Company granted 48,733 and 118,544 service based restricted shares, respectively, to employees and non-employee directors in each year. A total of 0 and 2,413 shares of restricted stock were forfeited during fiscal 2025 and 2024, respectively. There were 252,888 and 244,568 unvested shares outstanding at June 30, 2025 and 2024, respectively. Compensation expense of $1,266 and $1,265 was recognized during the year ended June 30, 2025 and 2024, respectively, related to these service-based awards. The tax benefit from compensation expense for the year ended June 30, 2025 and 2024, related to these service-based awards, was $297 and $297, respectively. The total fair value of restricted stock grants vested in fiscal 2025 and 2024 was $464 and $2,345, respectively. As of June 30, 2025, the Company had $579 of unrecognized compensation expense related to restricted stock which will be recognized over the next three years.

Restricted Stock Unit Awards ("RSU")

The RSUs entitle an individual to shares of common stock of the Company or cash in lieu of shares of Company common stock if specific terms and conditions or restrictions are met through a specified date, generally three years from the date of grant or when performance conditions have been met. In fiscal 2025 and 2024, the Company granted 77,395 and 7,089 RSUs, respectively, to various employees of the Company, including executive officers. A total of 1,601 and 0 shares of restricted stock unit awards were forfeited during fiscal 2025 and 2024, respectively. There were 82,883 and 134,989 unvested RSUs outstanding at June 30, 2025 and June 30, 2024, respectively. Compensation expense of $866 and $496 was recognized during the year ended June 30, 2025 and 2024, respectively. The tax benefit from compensation expense for the year ended June 30, 2025 and 2024, related to these service-based awards, was $203 and $116, respectively. The total fair value of restricted stock grants vested in fiscal 2025 and 2024 was $1,779 and $0, respectively. The weighted average grant date fair value of the unvested awards at June 30, 2025 was $12.79. As of June 30, 2025, the Company had $692 of unrecognized compensation expense related to RSUs which will be recognized over the next year.

M. ENGINEERING AND DEVELOPMENT COSTS

Engineering and development costs include research and development expenses for new products, development and major improvements to existing products, and other costs for ongoing efforts to refine existing products. Research and development costs charged to operations totaled $2,699 and $2,629 in fiscal 2025 and 2024, respectively. Total engineering and development costs were $12,236 and 9,843 in fiscal 2025 and 2024, respectively, and are primarily recorded within marketing, engineering and administrative expenses on the consolidated statements of operations and comprehensive income.

N. PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company has non-contributory, qualified defined benefit pension plans covering substantially all domestic employees hired prior to October 1, 2003, and certain foreign employees. Domestic plan benefits are based on years of service, and, for salaried employees, on average compensation for benefits earned prior to January 1, 1997, and on a cash balance plan for benefits earned from January 1, 1997 through July 31, 2009, at which time the Company froze future accruals under domestic defined benefit pension plans.

In addition, the Company has unfunded, non-qualified retirement plans for certain management employees and Directors. In the case of management employees, benefits are based on an annual credit to a bookkeeping account, intended to restore the benefits that would have been earned under the qualified plans, but for the earnings limitations under the Internal Revenue Code. In the case of Directors, benefits are based on years of service on the Board. All benefits vest upon retirement from the Company.

In addition to providing pension benefits, the Company provides other postretirement benefits, including healthcare and life insurance benefits for certain domestic retirees. All employees retiring after December 31, 1992, and electing to continue healthcare coverage through the Company's group plan, are required to pay 100% of the premium cost.

The measurement date for the Company's pension and postretirement benefit plans in fiscal 2025 and 2024 was June 30.

Obligations and Funded Status

The following table sets forth the Company's defined benefit pension plans' and other postretirement benefit plans' funded status and the amounts recognized in the Company's balance sheets and statement of operations and comprehensive income as of June 30:

	Pension Benefits		Other Postretirement Benefits	
	2025	2024	2025	2024
Change in benefit obligation:				
Benefit obligation, beginning of year	$ 68,110	$ 72,242	$ 3,169	$ 3,685
Service cost	352	373	7	8
Interest cost	3,404	3,609	165	191
Prior service cost	21	–	–	–
Actuarial loss (gain)	1,753	254	33	(166)
Contributions by plan participants	137	116	155	–
Benefits paid	(7,353)	(8,484)	(659)	(549)
Benefit obligation, end of year	$ 66,424	$ 68,110	$ 2,870	$ 3,169
Change in plan assets:				
Fair value of assets, beginning of year	$ 62,660	$ 67,338	$ –	$ –
Actual return on plan assets	2,616	3,101	–	–
Return on plan assets	(1,808)	–	–	–
Employer contribution	608	589	504	549
Contributions by plan participants	137	116	155	–
Benefits paid	(7,353)	(8,484)	(659)	(549)
Fair value of assets, end of year	$ 56,860	$ 62,660	$ –	$ –
Funded status	$ (9,564)	$ (5,450)	$ (2,870)	$ (3,169)
Amounts recognized in the balance sheet consist of:				
Other assets – noncurrent	$ 15	$ –	$ –	$ –
Accrued liabilities – current	(380)	(260)	(237)	(505)
Accrued retirement benefits – noncurrent	(9,199)	(5,190)	(2,633)	(2,664)
Net amount recognized	$ (9,564)	$ (5,450)	$ (2,870)	$ (3,169)
Amounts recognized in accumulated other comprehensive income (loss) consists of (net of tax):				
Net transition obligation	$ 26	$ 53	$ –	$ –
Prior service benefit	(185)	(145)	–	–
Actuarial net loss (gain)	11,937	8,768	(317)	(614)
Net amount recognized	$ 11,778	$ 8,676	$ (317)	$ (614)

The amounts in accumulated other comprehensive income (loss) that are expected to be recognized as components of net periodic benefit cost during the next fiscal year for the qualified defined benefit and other postretirement benefit plans are as follows:

	Pension Benefits	Other Postretirement Benefits
Net transition obligation	$ 96	$ –
Prior service benefit	(37)	–
Actuarial net loss (gain)	2,623	(53)
Net amount to be recognized	$ 2,682	$ (53)

The accumulated benefit obligation for all defined benefit pension plans was approximately $66,424 and $68,110 at June 30, 2025 and 2024, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	June 30	
	2025	2024
Projected and accumulated benefit obligation	$ 62,355	$ 64,286
Fair value of plan assets	52,776	58,839

Components of Net Periodic Benefit Cost (Income):

	Pension Benefits	
	2025	2024
Service cost	$ 347	$ 373
Interest cost	3,400	3,609
Prior service cost	21	–
Expected return on plan assets	(3,411)	(4,283)
Amortization of transition obligation	42	38
Amortization of prior service cost	26	35
Amortization of actuarial net loss	984	65
Net periodic benefit income	$ 1,409	$ (163)

	Other Postretirement Benefits	
	2025	2024
Service cost	$ 7	$ 8
Interest cost	165	191
Amortization of prior service benefit	–	(88)
Amortization of actuarial net gain	(262)	(620)
Net periodic benefit income	$ (90)	$ (509)

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income for Fiscal 2025 (Pre-tax):

	Pension	Other Postretirement Benefits
Net loss	$ 2,487	$ 34
Amortization of transition asset	(43)	–
Amortization of prior service cost	(27)	–
Amortization of net (income) loss	(985)	262
Total recognized in other comprehensive income	1,432	296
Net periodic benefit cost (income)	1,409	(90)
Total recognized in net periodic benefit cost (income) and other comprehensive income	$ 2,841	$ 206

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income for Fiscal 2024 (Pre-tax):

	Pension Benefits	Other Postretirement Benefits
Net loss (income)	$ 1,656	$ (165)
Amortization of transition asset	(38)	–
Amortization of prior service (income) cost	(34)	88
Amortization of net (income) loss	(64)	620
Total recognized in other comprehensive loss	1,520	543
Net periodic benefit income	(163)	(509)
Total recognized in net periodic benefit cost (income) and other comprehensive income	$ 1,357	$ 34

Additional Information

Assumptions

	Pension Benefits		Other Postretirement Benefits	
	2025	2024	2025	2024
Weighted average assumptions used to determine benefit obligations at June 30				
Discount rate	5.00%	5.25%	5.28%	5.66%
Expected return on plan assets	5.74%	6.54%		

	Pension Benefits		Other Postretirement Benefits	
	2025	2024	2025	2024
Weighted average assumptions used to determine net periodic benefit costs for years ended June 30				
Discount rate	4.97%	5.07%	5.66%	5.74%
Expected return on plan assets	5.55%	6.47%		

The assumed weighted-average healthcare cost trend rate was 7.7% in fiscal 2025, grading down from 8.3% in fiscal 2024.

Plan Assets

The Company's Benefits Committee ("Committee"), a non-board management committee, oversees investment matters related to the Company's funded benefit plans. The Committee works with external actuaries and investment consultants on an ongoing basis to establish and monitor investment strategies and target asset allocations. The overall objective of the Committee's investment strategy is to earn a rate of return over time to satisfy the benefit obligations of the pension plans and to maintain sufficient liquidity to pay benefits and address other cash requirements of the pension plans. The Committee has established an Investment Policy Statement which provides written documentation of the Company's expectations regarding its investment programs for the pension plans, establishes objectives and guidelines for the investment of the plan assets consistent with the Company's financial and benefit-related goals, and outlines criteria and procedures for the ongoing evaluation of the investment program. The Company employs a total return on investment approach whereby a mix of investments among several asset classes are used to maximize long-term return of plan assets while avoiding excessive risk. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, and annual liability measurements.

The Company's pension plan weighted-average asset allocations at June 30, 2025 and 2024 by asset category were as follows:

Asset Category	Target Allocation	June 30 2025	June 30 2024
Equity securities	15%	15%	19%
Debt securities	75%	78%	71%
Real estate	10%	7%	10%
	100%	100%	100%

Due to market conditions and other factors, actual asset allocation may vary from the target allocation outlined above. The U.S. pension plans held 98,211 shares of Company stock with a fair market value of $867 (1.7% of total plan assets) at June 30, 2025 and 98,211 shares with a fair market value of $1,157 (1.8% of total plan assets) at June 30, 2024.

The U.S. plans have a long-term return assumption of 6.25%. This rate was derived based upon historical experience and forward-looking return expectations for major asset class categories.

Fair value is defined as the price that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs used to measure fair value are classified into the following hierarchy:

Level I	Unadjusted quoted prices in active markets for identical instruments
Level II	Unadjusted quoted prices in active markets for similar instruments, or
	Unadjusted quoted prices for identical or similar instruments in markets that are not active, or
	Other inputs that are observable in the market or can be corroborated by observable market data
Level III	Use of one or more significant unobservable inputs

The following table presents plan assets using the fair value hierarchy as of June 30, 2025:

	Total	Level I	Level II	Level III
Cash and cash equivalents	$ 924	$ 924	$ —	$ —
Equity securities:				
Company common stock (a)	867	867	—	—
Common stock (a)	2,537	2,537	—	—
Mutual funds (b)	4,434	4,434	—	—
Annuity contracts (c)	7,080	—	—	7,080
Total	15,842	$ 8,762	$ —	$ 7,080
Investments Measured at Net Asset Value (d)	41,018			
Total	$ 56,860			

The following table presents plan assets using the fair value hierarchy as of June 30, 2024:

	Total	Level I	Level II	Level III
Cash and cash equivalents	$ 647	$ 647	$ —	$ —
Equity securities:				
Company common stock (a)	1,157	1,157	—	—
Common stock (a)	1,479	1,479	—	—
Mutual funds (b)	4,261	4,261	—	—
Annuity contracts (c)	6,264		—	6,264
Total	13,808	$ 7,554	$ —	$ 6,264
Investments Measured at Net Asset Value (d)	48,852			
Total	$ 62,660			

(a) Common stock is valued at the closing price reported on the active market on which the individual securities are traded. These securities include U.S. equity securities invested in companies that are traded on exchanges inside the U.S. and international equity securities invested in companies that are traded on exchanges outside the U.S.

(b) Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Company's funded benefit plans are open-end mutual funds that are registered with the Securities Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Company's funded benefit plans are deemed to be actively traded.

(c) Annuity contracts represent contractual agreements in which payments are made to an insurance company, which agrees to pay out an income or lump sum amount at a later date. Annuity contracts are valued at fair value using the net present value of future cash flows.

(d) In accordance with ASC 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the fair value of plan assets at the end of the year.

The following table sets forth additional disclosures for the fair value measurement of the fair value of pension plan assets that calculate fair value based on NAV per share practical expedient as of June 30, 2025 and June 30, 2024:

	2025	2024
Fixed income funds	$ —	$ 35,089
International equity securities	37,687	1,808
Real estate	—	5,209
Hedged equity mutual funds	3,331	6,746
Total	$ 41,018	$ 48,852

The following tables present a reconciliation of the fair value measurements using significant unobservable inputs (Level III) as of June 30, 2025 and 2024:

	2025	2024
Beginning balance	$ 6,264	$ 6,688
Actual return on plan assets:		
Relating to assets still held at reporting data	1,362	605
Purchases, sales and settlements, net	(546)	(1,029)
Ending balance	$ 7,080	$ 6,264

Cash Flows

Contributions
The Company expects to contribute $708 to its defined benefit pension plans in fiscal 2026.

The Company expects to contribute $467 to its other postretirement benefit plans in fiscal 2026.

Estimated Future Benefit Payments
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Benefits	Other Postretirement Benefits
2026	$ 7,217	$ 467
2027	6,799	431
2028	6,801	396
2029	6,087	356
2030	5,810	319
Years 2031–2034	29,313	1,078

The Company does not expect to make any Part D reimbursements for the periods presented.

The Company sponsors defined contribution plans covering substantially all domestic employees and certain foreign employees. These plans provide for employer contributions based primarily on employee participation. The total expense under the plans was $2,683 and $2,447 in fiscal 2025 and 2024, respectively. These amounts are recorded in cost of goods sold and marketing, engineering and administration costs.

O. INCOME TAXES

United States and foreign (loss) income before income taxes and minority interest as of June 30 were as follows:

	2025	2024
United States	$ (12,329)	$ (6,213)
Foreign	14,098	21,580
	$ 1,769	$ 15,367

The provision (benefit) for income taxes is comprised of the following:

	2025	2024
Currently payable:		
Federal	$ (32)	$ 7
State	62	66
Foreign	4,919	4,608
	$ 4,949	$ 4,681
Deferred:		
Federal	$ —	$ 10
State	(289)	(2)
Foreign	(1,292)	(568)
	(1,581)	(560)
	$ 3,368	$ 4,121

The components of the net deferred tax asset as of June 30 are summarized in the table below.

	2025	2024
Deferred tax assets:		
Retirement plans and employee benefits	$ 5,065	$ 4,683
Foreign tax credit carryforwards	9,639	8,347
Federal tax credits, net of ASU 2013-11	1,645	1,683
State net operating loss and other state credit carryforwards, net of ASU 2013-11	2,651	2,226
Federal net operating loss	—	4,042
Reserves	1,053	931
Inventories	1,138	93
Research & experimental expenditure capitalization	1,118	816
Foreign net operating loss carryforwards	450	52
Accruals	620	1,081
Right of use assets – operating leases	4,629	4,038
Disallowed interest	1,751	1,384
Capital loss carryforward	108	108
Translation adjustment	1,417	565
Other assets	298	108
	31,582	30,157
Valuation allowance	(23,964)	(24,035)
	$ 7,618	$ 6,122

Deferred tax liabilities:	2025	2024
Inventories	$ 59	$ —
Property, plant and equipment	2,719	673
Intangible assets	1,058	1,010
Long term operating lease obligations	4,917	4,034
Hedging	11	445
Step-up on fair value adjustment	—	2,530
Other liabilities	362	431
	9,126	9,123
Total deferred tax liabilities	$ (1,508)	$ (3,001)

At June 30, 2025 the Company has net operating loss carryforwards ("NOLs") of approximately $0 and $31,031 for federal and state income tax purposes which will expire at various dates from fiscal year 2026–2044. During the year, the Company filed amended tax returns, which resulted in adjustments to certain tax attribute balances, including federal net operating loss and foreign tax credit carryforwards. The Company has federal and state tax credit carryforwards of approximately $11,718 and $1,276, respectively, which will expire at various dates from fiscal 2026 – 2044. The majority of the Company's foreign tax credit carryforwards, which make up $9,639 of the $11,718, are scheduled to expire in fiscal year 2026.

The Company maintains valuation allowances when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in the tax provision in the period of change. In determining whether a valuation allowance is required, the Company takes into account such factors as prior earnings history, expected future earnings, carry-back and carry-forward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset. The Company has evaluated the likelihood of whether the net deferred tax assets would be realized and concluded that it is more likely than not that all of deferred tax assets would not be realized. Management believes that it is more likely than not that the results of future operations will not generate sufficient taxable income and foreign source income to realize all the domestic deferred tax assets, therefore, a valuation allowance in the amount of $23,964 and $24,035 have been recorded for fiscal years 2025 and 2024, respectively.

Following is a reconciliation of the applicable U.S. federal income taxes to the actual income taxes reflected in the statements of operations (in thousands):

	2025	2024
U.S. federal income tax at 21%	$ 371	$ 3,227
Increases (reductions) in tax resulting from:		
U.S. foreign inclusion items	902	463
Foreign rate differences	361	555
Foreign permanent items	336	127
Foreign prior period adjustments	(79)	118
Foreign other	5	3
Foreign bargain purchase gain	—	(782)
Foreign tax ruling	—	(786)
Foreign uncollectible tax receivable	—	238
State taxes	(242)	(144)
Change in prior year estimate	61	96
Research and development tax credits	(107)	(47)
Foreign tax credits	—	(480)
Unrecognized tax benefits	—	3
Stock compensation	155	(445)
Deferred tax basis adjustments	1,990	132
Executive compensation	372	471
FDII inclusion	(8)	—
Valuation allowance	(827)	1,110
Other, net	78	262
	$ 3,368	$ 4,121

The Company has not provided additional U.S. income taxes on cumulative earnings of its consolidated foreign subsidiaries that are considered to be reinvested indefinitely. The Company reaffirms its position that the earnings of those subsidiaries remain permanently invested and has no plans to repatriate funds from any permanently reinvested subsidiaries to the U.S. for the foreseeable future. These earnings relate to ongoing operations and were approximately $30,302 and $20,977 at June 30, 2025 and June 30, 2024, respectively. Such earnings could become taxable upon the sale or liquidation of these foreign subsidiaries or upon dividend repatriation. The Company's intent is for such earnings to be reinvested by the subsidiaries or to be repatriated only when it would be tax effective through the utilization of foreign tax credits.

Annually, the Company files income tax returns in various taxing jurisdictions inside and outside the United States. In general, the tax years that remain subject to examination are 2020 through 2025 for our major operations in Belgium, Japan, Netherlands, Singapore and Australia. The tax years open to examination in the U.S. are for years subsequent to fiscal 2020.

The Company has approximately $644 and $766 of unrecognized tax benefits as of June 30, 2025 and June 30, 2024 respectively, which, if recognized would impact the effective tax rate. No material changes are expected to the reserve during the next 12 months. The Company's policy is to accrue interest and penalties related to unrecognized tax benefits in income tax expense.

Below is a reconciliation of beginning and ending amount of unrecognized tax benefits as of June 30:

	2025	2024
Unrecognized tax benefits, beginning of year	$ 766	$ 774
Additions based on tax positions related to the prior year	95	—
Additions based on tax positions related to the current year	38	8
Reductions based on tax positions related to the prior year	(28)	(16)
Subtractions due to statues closing	(227)	—
Unrecognized tax benefits, end of year	$ 644	$ 766

Substantially all of the Company's unrecognized tax benefits as of June 30, 2025, if recognized, would affect the effective tax rate. As of June 30, 2025 and 2024, the amounts accrued for interest and penalties totaled $6 and $68, respectively, and are not included in the reconciliation above.

On July 4, 2025, the President signed H.R. 1, the "One Big Beautiful Bill Act," into law. The legislation includes several changes to federal tax law that generally allow for more favorable deductibility of certain business expenses beginning in calendar year 2025, including the restoration of immediate expensing of domestic R&D expenditures, reinstatement of 100% bonus depreciation, and more favorable rules for determining the limitation on business interest expense.

The Act also includes certain changes to the US taxation of foreign activity, including changes to foreign tax credits, GILTI, FDII, and BEAT. These changes are generally effective for tax years beginning after December 31, 2025.

These changes were not reflected in the income tax provision for the period ended June 30, 2025, as enactment occurred after the balance sheet date.

The Company is currently evaluating the impact on future periods. This tax act may have a material impact on the company's ability to realize it's deferred tax assets and the need to maintain the valuation allowance.

The impacts of this law change is expected to be reflected in the first quarter of fiscal year 2026, the period in which the tax act was enacted into law.

P. CONTINGENCIES

The Company is involved in litigation of which the ultimate outcome and liability to the Company, if any, are not presently determinable. Management believes that final disposition of such litigation will not have a material impact on the Company's results of operations, financial position or cash flows, either individually or in the aggregate.

Q. RESTRUCTURING OF OPERATIONS

Restructuring expenses

The Company has implemented various restructuring programs in response to unfavorable macroeconomic trends in certain of the Company's markets since the fourth quarter of fiscal 2015. These programs primarily involved the reduction of workforce in several of the Company's manufacturing locations, under a combination of voluntary and involuntary programs. During the fourth quarter of fiscal 2021, the Company undertook a series of steps to accelerate its focus on its core competencies, improve its fixed cost structure, and monetize some of its under-utilized assets.

The Company continued its restructuring plans with regard to its Belgian operations during fiscal year 2025 and 2024. A voluntary program was implemented to reduce the workforce. The action was taken to allow the Belgian operation to focus resources on core manufacturing processes, while allowing for savings on the outsourcing of non-core processes.

Total restructuring charges relating to streamlining operations totaled $369 and $300 in fiscal year June 30, 2025 and June 30, 2024, respectively.

The following is a roll-forward of restructuring activity:

Accrued restructuring liability, June 30, 2024	$ —
Additions	408
Payments, adjustments and write-offs during the year	(369)
Accrued restructuring liability, June 30, 2025	$ 39

R. EARNINGS PER SHARE

The Company calculates basic earnings per share based upon the weighted average number of common shares outstanding during the period, while the calculation of diluted earnings per share includes the dilutive effect of potential common shares outstanding during the period. The calculation of diluted earnings per share excludes all potential common shares if their inclusion would have an anti-dilutive effect.

The components of basic and diluted earnings per share were as follows:

	2025	2024
Basic:		
Net (loss) income	$ (1,599)	$ 11,246
Less: Net earnings attributable to noncontrolling interest	(295)	(258)
Net (loss) income attributable to Twin Disc, Incorporated	(1,894)	10,988
Weighted average shares outstanding – basic	13,856	13,683
Basic Income Per Share:		
Net income per share – basic	$ (0.14)	$ 0.80
Diluted:		
Net (loss) income	$ (1,599)	$ 11,246
Less: Net earnings attributable to noncontrolling interest	(295)	(258)
Net (loss) income attributable to Twin Disc, Incorporated	(1,894)	10,988
Weighted average shares outstanding – basic	13,856	13,683
Effect of dilutive stock awards	—	194
Weighted average shares outstanding – diluted	13,856	13,877
Diluted Income Per Share:		
Net (loss) income per share – diluted	$ (0.14)	$ 0.79

The following potential common shares were excluded from diluted EPS for the year-ended June 30, 2025 as the Company reported a net loss: 404.3 related to the Company's unvested PSAs, 10.5related to the Company's unvested PSAUs, 121.0 related to the Company's unvested RS awards, and 55.0 related to the Company's unvested RSUs.

S. DERIVATIVE FINANCIAL INSTRUMENTS

The Company reports all derivative instruments on its consolidated balance sheets at fair value and establishes criteria for designation and effectiveness of transactions entered into for hedging purposes.

As a global organization, the Company faces exposure to market risks, such as fluctuations in foreign currency exchange rates, interest rates and commodity prices. To manage the volatility relating to these exposures, the Company enters into various derivative instruments from time to time under its risk management policies. The Company designates derivative instruments as hedges on a transaction basis to support hedge accounting. The changes in fair value of these hedging instruments offset in part or in whole corresponding changes in the fair value or cash flows of the underlying exposures being hedged. The Company assesses the initial and ongoing effectiveness of its hedging relationships in accordance with its policy. The Company does not purchase, hold or sell derivative financial instruments for trading purposes. The Company's practice is to terminate derivative transactions if the underlying asset or liability matures or is sold or terminated, or if it determines the underlying forecasted transaction is no longer probable of occurring.

Interest Rate Swaps Designated as Cash Flow Hedges

The primary purpose of the Company's cash flow hedging activities is to manage the potential changes in value associated with interest payments on the Company's SOFR-based indebtedness. The Company records gains and losses on interest rate swap contracts qualifying as cash flow hedges in accumulated other comprehensive income (loss) to the extent that these hedges are effective and until the Company recognizes the underlying transactions in net earnings, at which time these gains and losses are recognized in interest expense on its consolidated statements of operations and comprehensive income. Cash flows from derivative financial instruments are classified as cash flows from financing activities on the consolidated statements of cash flows. These contracts generally have original maturities of greater than twelve months.

Net unrealized after-tax gains related to cash flow hedging activities that were included in accumulated other comprehensive income (loss) were ($284) and ($504) for the years ended June 30, 2025 and 2024, respectively. The unrealized amounts in accumulated other comprehensive income (loss) will fluctuate based on changes in the fair value of open contracts during each reporting period.

The Company estimates that ($75) of net unrealized loss related to cash flow hedging activities included in accumulated other comprehensive income (loss) will be reclassified into earnings within the next twelve months.

Derivatives Designated as Net Investment Hedges

TThe Company is exposed to foreign currency exchange risk related to its investment in net assets in foreign counties. As discussed in Note H, Debt, during the fourth quarter of fiscal 2021, the Company designated its euro denominated Revolving Loan, with a notional amount of €13,500, as a net investment hedge to mitigate the risk of variability in its euro denominated net investments in wholly-owned foreign subsidiaries. All changes in fair value of the euro revolver were then reported in accumulated other comprehensive income (loss) along with the foreign currency translation adjustments on those foreign investments. Net unrealized after-tax gains related to net investment hedging activities that were included in accumulated other comprehensive income (loss) were $129 and ($1,502) for the years ended June 30, 2025 and 2024, respectively.

Foreign Currency Forward Contracts Not Designated as Hedges

The Company primarily enters into forward exchange contracts to reduce the earnings and cash flow impact of non-functional currency denominated receivables and payables. These contracts are highly effective in hedging the cash flows attributable to changes in currency exchange rates. Gains and losses resulting from these contracts offset the foreign exchange gains or losses on the underlying assets and liabilities being hedged. The maturities of the forward exchange contracts generally coincide with the settlement dates of the related transactions. Gains and losses on these contracts are recorded in other expense, net in the consolidated statement of operations and comprehensive income as the changes in the fair value of the contracts are recognized and generally offset the gains and losses on the hedged items in the same period. The primary currency to which the Company was exposed in fiscal 2025 and 2024 was the euro. At June 30, 2025 and 2024, there were no significant forward exchange contracts outstanding.

Other Derivative Instruments

The Company does not utilize commodity price hedges to manage commodity price risk exposure. Likewise, the Company does not hedge the translation exposure represented by the net assets of its foreign subsidiaries.

Fair Value of Derivative Instruments

The Company's interest rate swaps and foreign currency forward contracts are recorded at fair value on the consolidated balance sheets using a discounted cash flow analysis that incorporates observable market inputs. These market inputs include foreign currency spot and forward rates, and various interest rate curves, and are obtained from pricing data quoted by various banks, third-party sources and foreign currency dealers involving identical or comparable instruments (Level 2).

Counterparties to these foreign currency forward contracts have at least an investment grade rating. Credit ratings on some of the Company's counterparties may change during the term of the financial instruments. The Company closely monitors its counterparties' credit ratings and, if necessary, will make any appropriate changes to its financial instruments. The fair value generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date.

As discussed in Note H, Debt, the Company's euro denominated Revolving Loan approximates fair value at June 30, 2025 and June 30, 2024. If measured at fair value in the financial statements, it would be classified as Level 2 in the fair value hierarchy.

The fair value of derivative instruments included in the consolidated balance sheets at June 30 were as follows:

	Balance Sheet Location	2025	2024
Derivatives designated as hedges:			
Interest rate swaps	Other current assets	$ 75	$ 218
Interest rate swaps	Other noncurrent assets	–	76

The impact of the Company's derivative instruments on the consolidated statement of operations and comprehensive income for the years ended June 30 was as follows:

	Statement of Operations and Comprehensive Income Location	2025	2024
Derivatives designated as hedges:			
Interest rate swaps	Interest expense	$ 270	$ 262
Interest rate swaps	Unrealized loss on hedges	(220)	(184)
Net investment hedge	Unrealized (loss) gain on hedges	(1,631)	230

TWIN DISC, INCORPORATED AND SUBSIDIARIES
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
For the years ended June 30, 2025 and 2024 (in thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Adjustments[1]	Balance at End of Period
2025:				
Allowance for credit losses on accounts receivable	$ 1,383	$ (57)	$ 222	$ 1,548
Reserve for inventory obsolescence	$ 12,693	$ 3,773	$ (450)	$ 16,016
Deferred tax valuation allowance	$ 24,035	$ —	$ (71)	$ 23,964
2024:				
Allowance for credit losses on accounts receivable	$ 1,221	$ 240	$ (78)	$ 1,383
Reserve for inventory obsolescence	$ 12,858	$ 2,331	$ (2,496)	$ 12,693
Deferred tax valuation allowance	$ 22,345	$ —	$ 1,690	$ 24,035

(1) Activity primarily represents amounts written-off during the year, along with other adjustments (primarily foreign currency translation adjustments).

EXHIBIT INDEX

TWIN DISC, INCORPORATED
10-K for Year Ended June 30, 2025

Exhibit	Description	Included Herewith
3a)	Restated Articles of Incorporation of Twin Disc, Incorporated (Incorporated by reference to Exhibit 3.1 of the Company's Form 8 K dated December 6, 2007). File No. 001-07635.	
3b)	Articles of Amendment to the Restated Articles of Incorporation of Twin Disc, Incorporated (Incorporated by reference to Exhibit 3.1 of the Company's Form 8-K dated October 29, 2020). File No. 001-07635.	
3c)	Restated Bylaws of Twin Disc, Incorporated, as amended through October 29, 2021 (Incorporated by reference to Exhibit 3.2 of the Company's Form 8-K dated October 29, 2020). File No. 001-07635.	

Exhibit 10	Material Contracts	Included Herewith
a)	Director Tenure and Retirement Policy (Incorporated by reference to Exhibit 10.A of the Company's Form 10-K dated September 2, 2021). File No. 001-07635.	
b)	Twin Disc, Incorporated Amended and Restated 2021 Omnibus Incentive Plan (Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K dated August 6, 2024). File No. 001-07635.	
c)	The Twin Disc, Incorporated 2021 Long-Term Incentive Compensation Plan (Incorporated by reference to Appendix A of the Proxy Statement for the Annual Meeting of Shareholders held on October 28, 2021). File No. 001-07635.	
d)	The 2020 Stock Incentive Plan for Non-Employee Directors (Incorporated by reference to Appendix A of the Proxy Statement for the Annual Meeting of Shareholders held on October 29, 2020). File No. 001-07635.	
e)	Form of Restricted Stock Grant Agreement for restricted stock grants on August 3, 2022 (Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K dated August 8,2022). File No. 001-07635.	
f)	Form of Restricted Stock Unit Grant Agreement for restricted stock units granted on August 3, 2022 (Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K dated August 8,2022). File No. 001-07635.	
g)	Form of Performance Stock Award Grant Agreement for award of performance shares on August 3, 2022 (Incorporated by reference to Exhibit 10.3 of the Company's Form 8-K dated August 8,2022). File No. 001-07635.	
h)	Form of Restricted Stock Grant Agreement for restricted stock grants on August 3, 2023 (Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K dated August 9, 2023). File No. 001-07635.	
i)	Form of Performance Stock Award Grant Agreement for award of performance shares on August 4, 2023 (Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K dated August 9, 2023). File No. 001-07635.	
j)	Amendment to Restricted Stock Unit Grant Agreement for restricted stock units granted on August 3, 2022 (Incorporated by reference to Exhibit 10.3 of the Company's Form 8-K dated August 9, 2022). File No. 001-07635.	
k)	Form of Restricted Stock Unit Grant Agreement for restricted stock unit grants on August 1, 2024 (Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K dated August 6, 2024). File No. 001-07635.	
l)	Form of Performance Stock Award Grant Agreement for performance stock grants on August 1, 2024 (Incorporated by reference to Exhibit 10.3 of the Company's Form 8-K dated August 6, 2024). File No. 001-07635.	
m)	Form of Restricted Stock Grant Agreement for restricted stock grants on August 6, 2025 (Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K dated August 12, 2025). File No. 001-07635.	
n)	Form of Performance Stock Award Grant Agreement for award of performance shares on August 6, 2025 (Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K dated August 12, 2025). File No. 001-07635.	
o)	Twin Disc, Incorporated Supplemental Executive Retirement Plan, amended and restated as of July 29, 2010 (Incorporated by reference to Exhibit 10.4 of the Company's Form 8-K dated August 4, 2010). File No. 001-07635.	
p)	Form of Change in Control Severance Agreements (Incorporated by reference to Exhibit 10.4 of the Company's Form 8-K dated August 3, 2022). File No. 001-07635.	
q)	Form of Indemnity Agreement (Incorporated by reference to Exhibit 10.5 of the Company's Form 8-K dated August 2, 2005). File No. 001-07635.	
r)	Credit Agreement By and Among Twin Disc, Incorporated, Twin Disc Canada Holdings Ltd., Kobelt Manufacturing Co. Ltd., and Bank of Montreal, dated February 14, 2025 (Incorporated by reference to Exhibit 1.1 of the Company's Form 8-K dated February 18, 2025). File No. 001-07635.	
s)	Fifth Amended and Restated Revolving Note By and Among Twin Disc, Incorporated, Kobelt Manufacturing Co., Ltd. and Bank of Montreal (Incorporated by reference to Exhibit 1.2 of the Company's Form 8-K dated February 18, 2025). File No. 001-07635.	
t)	Assignment and Assumption of Revolving Loan Note Between BMO Bank, N.A. and Bank of Montreal (Incorporated by reference to Exhibit 1.3 of the Company's Form 8-K dated February 18, 2025). File No. 001-07635.	
u)	Second Amended and Restated Term Note By and Among Twin Disc, Incorporated, Kobelt Manufacturing Co., Ltd. and Bank of Montreal (Incorporated by reference to Exhibit 1.4 of the Company's Form 8-K dated February 18, 2025). File No. 001-07635.	
v)	Assignment and Assumption of Term Loan Note Between BMO Bank, N.A. and Bank of Montreal (Incorporated by reference to Exhibit 1.5 of the Company's Form 8-K dated February 18, 2025). File No. 001-07635.	
w)	Assignment and Amendment to Security Agreement By and Among BMO Bank, N.A., Bank of Montreal, and Twin Disc, Incorporated (Incorporated by reference to Exhibit 1.6 of the Company's Form 8-K dated February 18, 2025). File No. 001-07635.	
x)	Assignment of and Amendment to Guarantor Security Agreement By and Among Bank of Montreal, BMO Harris Bank, N.A., and Mill-Log Equipment Co., Inc., dated June 29, 2018. (Incorporated by reference to Exhibit 10.7 of the Company's Form 8-K dated July 3, 2018). File No. 001-07635.	
y)	Assignment of and Amendment to Pledge Agreement By and Among BMO Bank, N.A., Bank of Montreal, and Twin Disc, Incorporated (Incorporated by reference to Exhibit 1.8 of the Company's Form 8-K dated February 18, 2025). File No. 001-07635.	
z)	Assignment of and Amendment to Perfection Certificate By and Among BMO Bank, N.A., Bank of Montreal, Twin Disc, Incorporated, and Kobelt Manufacturing Co. Ltd. (Incorporated by reference to Exhibit 1.9 of the Company's Form 8-K dated February 18, 2025). File No. 001-07635.	

aa)	Assignment of and Amendment to Assignment as to Liens and Encumbrances By and Among BMO Bank, N.A., Bank of Montreal, and Twin Disc, Incorporated (Incorporated by reference to Exhibit 1.10 of the Company's Form 8-K dated February 18, 2025). File No. 001-07635.
bb)	Assignment of and Amendment to Negative Pledge Agreement By and Among BMO Bank, N.A., Bank of Montreal, and Twin Disc, Incorporated (Incorporated by reference to Exhibit 1.11 of the Company's Form 8-K dated February 18, 2025). File No. 001-07635.
cc)	Collateral Assignment of Rights Under Purchase Agreement By and Among Twin Disc, Incorporated, Twin Disc Canada Holdings Ltd., and Bank of Montreal (Incorporated by reference to Exhibit 1.12 of the Company's Form 8-K dated February 18, 2025). File No. 001-07635.
dd)	Share Purchase Agreement Among Kobelt Manufacturing Co. Ltd., Twin Disc Canada Holdings Ltd., Twin Disc, Incorporated, the Shareholders of Kobelt Manufacturing Co. Ltd., and Mark Chesley, dated February 14, 2025 (Incorporated by reference to Exhibit 99.2 of the Company's Form 8-K dated February 18, 2025). File No. 001-07635.
ee)	ISDA Master Agreement and Schedule, dated April 11, 2019, between Twin Disc, Incorporated and Bank of Montreal (Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K dated April 26, 2019). File No. 001-07635.
ff)	Confirmation of swap transaction, dated April 22, 2019, from Bank of Montreal to Twin Disc, Incorporated (Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K dated April 26, 2019). File No. 001-07635.

Exhibit	Description	Herewith
19	Insider Trading	X
21	Subsidiaries of the Registrant	X
23a	Consent of Independent Registered Public Accounting Firm	X
24	Power of Attorney	X
31a	Certification	X
31b	Certification	X
32a	Certification pursuant to 18 U.S.C. Section 1350	X
32b	Certification pursuant to 18 U.S.C. Section 1350	X
97	Policy Relating to Recovery of Erroneously Awarded Compensation	X
101.INS	Inline XBRL Instance Document, filed herewith	
101.SCH	Inline XBRL Schema Document, filed herewith	
101.CAL	Inline XBRL Calculation Linkbase Document, filed herewith	
101.DEF	Inline XBRL Definition Linkbase Document, filed herewith	
101.LAB	Inline XBRL Label Linkbase Document, filed herewith	
101.PRE	Inline XBRL Presentation Linkbase, filed herewith	
104	Cover Page Interactive Data File (embedded within the Inline XBRL and contained in Exhibit 101)	

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 5, 2025   TWIN DISC, INCORPORATED

                            By: /s/ JOHN H. BATTEN
                            John H. Batten
                            President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

September 5, 2025   By: /s/ MICHAEL C. SMILEY
                            Michael C. Smiley
                            Chairman of the Board

September 5, 2025   By: /s/ JOHN H. BATTEN
                            John H. Batten
                            President and Chief Executive Officer

September 5, 2025   By: /s/ JEFFREY S. KNUTSON
                            Jeffrey S. Knutson
                            Vice President - Finance, Chief Financial Officer,
                            Treasurer and Secretary

September 5, 2025   Michael Doar, Director
                            Janet P. Giesselman, Director
                            David W. Johnson, Director
                            Juliann Larimer, Director
                            Kevin M. Olsen, Director

                            By: /s/ JEFFREY S. KNUTSON
                            Jeffrey S. Knutson
                            Vice President - Finance, Chief Financial Officer,
                            Treasurer and Secretary (Attorney in Fact)

EXHIBIT 19

INSIDER TRADING POLICY

1. Purpose

Twin Disc, Incorporated has established this insider trading policy to regulate transactions in securities of the Company by employees, officers and directors of the Company, and related individuals. The purpose of this policy is to prevent any improper trading activity by parties involved with or familiar with the operations of the Company. For purposes of this policy, "Company" includes Twin Disc, Incorporated, and its subsidiaries.

2. Policy

Federal securities laws prohibit individuals from engaging in certain transactions involving the securities of a company while in possession of material nonpublic information regarding the company. Federal securities laws also prohibit individuals from "tipping" material nonpublic information concerning a company to any third party (called a "tippee"), where the tippee (or a subsequent tippee) then engages in transactions involving the company's securities. In addition, the Company is required under Regulation FD of federal securities laws to avoid the selective disclosure of material nonpublic information.

Directors and executive officers of the Company ("Section 16 Individuals") must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Securities Exchange Act of 1934. Section 16 Individuals are also required to file a Form 144 with the Securities and Exchange Commission before making an open market sale of Company securities.

Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer's consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Such a margin sale or foreclosure may occur at a time when the pledger is aware of material nonpublic information or otherwise is not permitted to trade in Company securities.

Hedging transactions may permit a person to continue to own Company securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the person may no longer have the same objectives as the Company's other shareholders. Principles of sound corporate governance dictate that the Company prohibit all directors, officers and employees from engaging in such hedging transactions.

To ensure compliance with these laws and principles, the Company has adopted the following policy statements:
- The Company shall appoint a compliance officer ("Compliance Officer") to carry out various acts and duties as set forth herein and as more particularly described in Section 7 below.
- Employees, officers and directors of the Company, whether inside or outside the United States ("Covered Persons"), may not trade in the securities of the Company while in possession of material nonpublic information about the Company.
- Covered Persons may not disclose material nonpublic information to any person outside the Company, including family members, stock analysts and journalists, for any reason whatsoever. This prohibition on disseminating information shall also apply to electronic transmissions, including the use of social media or internet-based forums, by Covered Persons.
- Covered Persons may not recommend to anyone that they buy or sell a Company security while in possession of material nonpublic information, even if the Covered Person does not disclose the specific information.
- Covered Persons will be responsible for ensuring compliance with this policy by immediate family members of other members of their households.
- Covered Persons may not trade in options, warrants, puts and calls or other similar instruments on Company securities or engage in short sales of Company securities.
- Covered Persons are prohibited from engaging in any hedging or monetization transactions, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange-traded funds. If any Covered Person has entered into a hedging or monetization transaction as of July 31, 2015 (the effective date of the change to this insider trading policy prohibiting hedging or monetization transactions), the Covered Person shall terminate such hedging or monetization transaction completely over the 12 month period beginning on the effective date. An impacted Covered Person shall seek pre-clearance from the Compliance Officer prior to terminating any hedging or monetization transaction.

- Section 16 Individuals are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan.
- In addition to being subject to all of the other limitations of this policy, all Section 16 Individuals and certain other individuals designated by the Compliance Officer from time to time (collectively, "Designated Covered Persons") must comply with the trading window and pre-clearance policies described below. The Compliance Officer may designate certain non-Section 16 Individuals as Designated Covered Persons for a period of time, based on such individuals' position within the Company or specific knowledge of material nonpublic information. Upon being informed of his or her inclusion as a Designated Covered Person, such person must comply with the trading window and pre-clearance policies described below until he or she is informed by the Compliance Officer that he or she is no longer a Designated Covered Person. In addition, upon being informed that he or she is a Designated Covered Person and until being informed that he or she is no longer a Designated Covered Person, such person shall be prohibited from placing Company securities in a margin account and pledging Company securities as collateral for a loan.

3. Definition of "Material Nonpublic Information"

Federal securities laws prohibit individuals from engaging in certain transactions involving the securities of a company while in possession of material nonpublic information regarding the company. Federal securities laws also prohibit individuals from "tipping" material nonpublic information concerning a company to any third party (called a "tippee"), where the tippee (or a subsequent tippee) then engages in transactions involving the company's securities. In addition, the Company is required under Regulation FD of federal securities laws to avoid the selective disclosure of material nonpublic information.

a) Materiality

"Material" information is information that a reasonable investor would likely consider important in deciding to buy, sell or hold Company stock. If information could reasonably be expected to affect the share price of a company, whether positively or negatively, it will be considered material. Some examples of information that could be considered material include:

- Changes in financial performance, particularly those reflected in quarterly and year-end earnings reports.
- Mergers with unaffiliated entities, sales of significant assets of the Company, or significant acquisitions of the assets or stock of unaffiliated entities.
- Significant changes in the capital structure of the Company, including stock splits or buy-backs, changes in dividend policies, or new debt or security offerings.
- Changes in senior management.
- Significant changes in business projections, such as the gain or loss of a major customer or supplier.
- The initiation of a significant lawsuit, as plaintiff or defendant.
- Liquidity issues, including impending bankruptcy or reorganization.

This list is not designed to be comprehensive, and you should consult the Company's Compliance Officer if you are unsure about the materiality of certain information.

b) Nonpublic

Information is nonpublic when it has not been widely disseminated to the public through a press release, securities filing or other method designed to make the information known to the general public. For purposes of this insider trading policy, information will be considered public on the third trading day following the date of the Company's public disclosure of the information. For example, if material information is disclosed by the Company in a press release issued at noon on a Friday, you may not engage in any transactions involving the Company's securities until at least the following Wednesday morning.

4. Trading Windows and Pre-Clearance Procedures

a) Trading Windows

Designated Covered Persons may only trade in Company securities during trading windows, as defined in the following paragraph. However, even during a trading window, Designated Covered Persons who are in possession of material nonpublic information are precluded from trading, and Designated Covered Persons who are not in possession of material nonpublic information must still receive pre-clearance for any trades.

Trading windows open at the opening of the third trading day following the Company's public disclosure of financial results for the just-completed fiscal period, and end as of the close of trading on the 10th day of the third month of the current fiscal quarter. If the 10th day of the third month of the current fiscal quarter is not a trading day for the Company's securities, the trading window will end as of the close of trading on the trading day immediately preceding the 10th day of the third month of the current fiscal quarter.

b) Pre-Clearance Procedures

Designated Covered Persons may not engage in transactions involving the Company's securities, even during a trading window, without first receiving pre-clearance for those transactions from the Compliance Officer. In addition, the Company may also deem it necessary to require certain other individuals who are not otherwise Designated Covered Persons, but who may have access to material nonpublic information, to receive pre-clearance for trades.

To receive pre-clearance, a Designated Covered Person (or, if required, other individual identified by the Company) must contact the Compliance Officer and describe in detail the desired transaction. Because pre-clearance may require consultation with legal counsel and other advisors inside or outside the Company, you should not anticipate receiving a pre-clearance opinion within any specified period of time. In addition, if the pre-clearance procedures are followed and authorization for a requested trade is denied, such denial should be deemed material nonpublic information and subject to the obligations set forth for such information in this policy.

Pre-clearance of a transaction involving Company securities is valid only for a 48-hour period. Even if a transaction receives clearance, you may not engage in the transaction if you become aware of material nonpublic information concerning the Company prior to completing the transaction.

5. Exceptions to Policy

This insider trading policy does not apply to otherwise covered transactions in a limited number of circumstances:

- The exercise of stock options, *except that this policy* _does_ *apply to both the cashless exercise of such options, and the subsequent sale of shares acquired through the exercise of any options.*
- The purchase of stock pursuant to any employee stock purchase plan, *except that this policy* _does_ *apply to your decision to participate in such plan, as well as the sale of any shares acquired under such plan.*
- The purchase of Company stock in the Company's 401(k) plan resulting from your periodic contribution of money to the plan pursuant to a payroll deduction election, *except that this policy* _does_ *apply to an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund, and to an election to make an intraplan transfer of an existing account balance into or out of the Company stock fund.*
- Transactions executed pursuant to a current trading plan implemented by the Company pursuant to Rule 10b5-1, so long as the plan meets all SEC and Company requirements for effectiveness, *except that the implementation of the plan itself is deemed to be a transaction in securities that is subject to the terms of this policy.*
- Any government mandated transaction, subject to pre-clearance by the Company's Compliance Officer.

If you are not completely certain that a proposed transaction falls outside the scope of this policy, you should consult the Company's Compliance Officer.

6. Penalties

Covered Persons who violate or allow a party for whom they are responsible to violate this policy may be subject to severe penalties imposed by the SEC or the Company. Potential penalties are as follows:

a) SEC Penalties
- The violating individual is subject to a fine of up to $5,000,000, regardless of the size of any profit.
- The violating individual may be fined an amount up to three times the profits received or loss avoided, in addition to disgorging the actual profits received or loss avoided.
- Any person, including the Company, its officers or directors who, at the time of the violation, directly or indirectly controlled the violating individual, may also be fined an amount up to the greater of $1,000,000 or three times the amount of the profits received or loss avoided by the violating individual if the controlling person knowingly or recklessly failed to prevent the violation.
- The violating individual is also subject to a jail term of up to 20 years.

b. Company Penalties
- Violating individuals will be subject to disciplinary action at the discretion of the Company, which may include preclusion from future participation in employee stock ownership or similar plans, or any penalty up to and including dismissal from the Company.
- The Company may impose penalties for violations of this policy regardless of whether such violation is actionable under applicable law.

7. Compliance Officer

The Company has appointed the Manager, Internal Audit and Compliance as the Company's Compliance Officer for purposes of this policy. The Chief Executive Officer or Chief Financial Officer of the Company may change the Compliance Officer at their discretion. The Compliance Officer's duties shall include, but not be limited to:

- Identifying Designated Covered Persons and other individuals who may be subject to pre-clearance requirements.
- Obtaining clearance from the Chief Financial Officer for all transactions proposed by Designated Covered Persons and others for which pre-clearance is required.
- Providing pre-clearance for transactions when required or requested.
- Disseminating this policy to all Designated Covered Persons, including obtaining acknowledgments that the policy has been received and understood, and posting the policy to the Company website, including any updates.
- Assisting Section 16 Individuals, as necessary, with preparing and filing Forms 3, 4, 5 and 144, and assisting with Section 16 and Rule 144 compliance.
- Coordinating training for Designated Covered Persons on the effect of this policy.
- Assisting the officers and directors of the Company in implementing and maintaining compliance with this policy.

EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Twin Disc, Incorporated, the registrant (a Wisconsin Corporation) owns directly or indirectly 100% of the following subsidiaries:

1. Twin Disc International, S.R.L. (a Belgian corporation)

2. Twin Disc S.r.l. (an Italian corporation)

3. Rolla Sp Propellers SAGL (a Swiss corporation)

4. Twin Disc (Pacific) Pty. Ltd. (an Australian corporation)

5. Twin Disc (Far East) Ltd. (a Delaware corporation operating in Singapore and Hong Kong)

6. Twin Disc (Far East) Pte. Ltd. (a Singapore corporation)

7. Twin Disc (Far East) Pte. Ltd. (an Indian special entity)

8. Twin Disc Japan (a Japanese corporation)

9. Twin Disc Power Transmission Private, Ltd. (an Indian limited liability corporation)

10. Twin Disc Power Transmission (Shanghai) Co. Ltd. (a Chinese corporation)

11. Twin Disc NL Holding B.V. (a Netherlands corporation)

12. Veth Propulsion Holding B.V. (a Netherlands corporation)

13. Veth Propulsion B.V. (a Netherlands corporation)

14. Twin Disc European Distribution S.R.L (a Belgian corporation)

15. Katsa Oy (a Finnish corporation)

16. TD Finland Holding Oy (a Finnish corporation)

17. Twin Disc New Zealand Limited (a New Zealand corporation)

18. Kobelt Manufacturing Co. Ltd. (a Canadian corporation)

Twin Disc, Incorporated also owns 66% of Twin Disc Nico Co. LTD. (a Japanese corporation).

The registrant has neither a parent nor any other subsidiaries. All of the above subsidiaries are included in the consolidated financial statements.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Nos. 333-282923, 333-260800 and 333-249730) on Form S-8 of Twin Disc, Incorporated of our reports dated September 5, 2025, relating to the consolidated financial statements, the financial statement schedule and the effectiveness of internal control over financial reporting of Twin Disc, Incorporated, appearing in this Annual Report on Form 10-K of Twin Disc, Incorporated for the year ended June 30, 2025.

/s/ RSM US LLP
Milwaukee, Wisconsin
September 5, 2025

EXHIBIT 24

POWER OF ATTORNEY

The undersigned directors of Twin Disc, Incorporated hereby severally constitute John H. Batten and Jeffrey S. Knutson, and each of them singly, true and lawful attorneys with full power to them, and each of them, singly, to sign for us and in our names as directors the Form 10-K Annual Report for the fiscal year ended June 30, 2025 pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, and generally do all such things in our names and behalf as directors to enable Twin Disc, Incorporated to comply with the provisions of the Securities and Exchange Act of 1934 and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures so they may be signed by our attorneys, or either of them, as set forth below.

/s/ MICHAEL DOAR)
Michael Doar, Director)
)
)
/s/ JANET P. GIESSELMAN)
Janet P. Giesselman, Director)
)
)
/s/ DAVID W. JOHNSON)
David W. Johnson, Director)
)
)
/s/ JULIANN LARIMER) August 7, 2025
Juliann Larimer, Director)
)
)
/s/ KEVIN M. OLSEN)
Kevin M. Olsen, Director)
)
)
/s/ MICHAEL C. SMILEY)
Michael C. Smiley, Director)
)

EXHIBIT 31a

CERTIFICATIONS

I, John H. Batten, certify that:

1. I have reviewed this annual report on Form 10-K of Twin Disc, Incorporated;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 5, 2025

By: /s/ JOHN H. BATTEN
John H. Batten
President and Chief Executive Officer

EXHIBIT 31b

CERTIFICATIONS

I, Jeffrey S. Knutson, certify that:

1. I have reviewed this annual report on Form 10-K of Twin Disc, Incorporated;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 5, 2025

/s/ JEFFREY S. KNUTSON
Jeffrey S. Knutson
Vice President - Finance, Chief Financial Officer, Treasurer and Secretary

EXHIBIT 32a

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Twin Disc, Incorporated (the "Company") on Form 10-K for the fiscal year ending June 30, 2025, as filed with the Securities and Exchange Commission as of the date hereof (the "Report"), I, John H. Batten, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)   the Report fully complies with Section 13(a) of the Securities Exchange Act of 1934, and

(2)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 5, 2025

By: /s/ JOHN H. BATTEN
John H. Batten
President and Chief Executive Officer

EXHIBIT 32b

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Twin Disc, Incorporated (the "Company") on Form 10-K for the fiscal year ending June 30, 2025, as filed with the Securities and Exchange Commission as of the date hereof (the "Report"), I, Jeffrey S. Knutson, Vice President - Finance, Chief Financial Officer, Treasurer and Secretary of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)   the Report fully complies with Section 13(a) of the Securities Exchange Act of 1934, and

(2)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 5, 2025

By: /s/ JEFFREY S. KNUTSON
Jeffrey S. Knutson
Vice President - Finance, Chief Financial Officer,
Treasurer and Secretary

EXHIBIT 97

**TWIN DISC, INCORPORATED
MANDATORY CLAWBACK POLICY
Effective October 1, 2023**

1. Purpose
This Mandatory Clawback Policy (this "Policy"), adopted by the Compensation and Human Capital Committee (the "CHCC") of Twin Disc, Incorporated (the "Company"), sets forth the conditions under which the Company shall recover Incentive-Based Compensation in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws ("Mandatory Clawback").

2. Definitions
   (a) "Executive Officer" shall mean the Company's president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of the Company's parent(s) or subsidiaries are deemed executive officers of the Company if they perform such policy making functions for the Company. Policy-making function is not intended to include policy-making functions that are not significant.
   (b) "Incentive-Based Compensation" shall mean any compensation that is granted, earned, or vested based wholly or in part upon the attainment of measures that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also financial reporting measures.
   (c) Incentive-Based Compensation shall be deemed "Received" in the Company's fiscal period during which the financial reporting measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

3. Conditions for Mandatory Clawback of Incentive-Based Compensation
The CHCC shall recover reasonably promptly, the amount of erroneously awarded Incentive-Based Compensation Received by a person:
   (a) On or after October 2, 2023;
   (b) After such person began service as an Executive Officer;
   (c) Who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation;
   (d) While the Company has a class of securities listed on a national securities exchange or a national securities association; and
   (e) During the three (3) completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. For this purpose, the date that the Company is required to prepare an accounting restatement is the earlier to occur of (i) the date the Company's Board of Directors (or a committee of the Board of Directors authorized to take such action if action by the Board of Directors is not required) concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement described in this paragraph, or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement described in this paragraph.

4. Impracticability Exception for Mandatory Clawback
Mandatory Clawback shall not be required if the CHCC determines that such recovery would be impracticable, and that any one of the following factors apply:
   (a) The direct expense paid to a third party to assist in enforcing the policy would exceed the amount to be recovered; provided that the Company has made a reasonable attempt to recover such erroneously awarded compensation, documented such reasonable attempt(s) to recover, and provided that documentation to the Nasdaq Stock Market ("Nasdaq").

(b) Recovery would violate home country law where that law was adopted prior to November 28, 2022; provided that the Company has obtained an opinion of home country counsel acceptable to Nasdaq that recovery would result in such a violation, and has provided such opinion to Nasdaq.

(c) Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

5. Amount of Clawback

In the event of a Mandatory Clawback, the amount of Incentive-Based Compensation subject to recovery shall be the amount of Incentive-Based Compensation Received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, and must be computed without regard to any taxes paid. In the event that the Incentive-Based Compensation is based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the following must occur:

(a) The amount must be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received; and

(b) The Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq.

6. Recovery of Incentive-Based Compensation

(a) So long as such recovery occurs in a reasonably prompt manner, the CHCC shall have discretion with respect to recovery of Incentive-Based Compensation to determine whether the Company shall seek such recovery: (i) by seeking repayment from the Executive Officer; (ii) by reducing amounts that would otherwise be payable to the Executive Officer under any compensatory plan, program or arrangement maintained by the Company or any subsidiary or affiliate of the Company (subject to applicable law and the terms and conditions of the applicable plan, program or arrangement); (iii) by withholding payment of future increases in compensation (including the payment of any discretionary bonus amounts) or grants of compensatory awards that would have otherwise been made in accordance with the Company's applicable compensation practices; or (iv) by any combination of the above.

(b) The Company shall not indemnify any Executive Officer or former Executive Officer against the loss of erroneously awarded Incentive-Based Compensation.

(c) The recovery of Incentive Compensation under this policy is in addition to any other right or remedy available to the Company, including termination of employment or institution of civil or criminal proceedings.

7. Authority and Binding Effect of Determinations

The CHCC shall have full and final authority to make all determinations under this policy in its sole discretion. Any determination made by the CHCC under this policy shall be final, binding, and conclusive on all parties.

8. Compliance with Section 409A

Any set-offs of deferred benefits to recover the amounts to be repaid by Executive Officers under this policy shall be made in a manner that complies with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

9. Compliance with Nasdaq Requirements

This Policy is intended to comply with the listing standards applicable to the Company under the rules of Nasdaq (or such other securities exchange on which the Company's securities are listed for trading). The CHCC shall interpret and apply the terms of this Policy in accordance with such listing standards.

10. Severability

If any provision of this policy or the application of any provision in this policy to an Executive Officer shall be adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this policy, and the invalid, illegal or unenforceable provisions shall be deemed amended to the minimum extent necessary to render any such provision or application enforceable.

5-YEAR FINANCIAL SUMMARY

Statements of Operations and Comprehensive Income (Loss)	2025	2024	2023	2022*	2021*
Net Sales	$ 340,738	$ 295,127	$ 276,960	$ 242,913	$ 218,581
Cost and expenses, including marketing, engineering and administrative	330,851	283,649	260,900	231,877	230,851
Income (loss) from operations	9,887	11,478	16,060	11,036	(12,270)
Other income (expense)	(8,118)	3,891	(1,595)	1,565	5,142
Income (loss) before income taxes and noncontrolling interest	1,769	15,369	14,465	12,601	(7,128)
Income taxes	3,368	4,121	3,788	1,823	19,680
Noncontrolling interest	(295)	(258)	(297)	(311)	(200)
Net income (loss) attributable to Twin Disc	(1,893)	10,988	10,380	10,467	(27,008)

Assets					
Cash	$ 16,109	$ 20,070	$ 13,263	$ 12,521	$ 12,340
Accounts receivable, net	58,941	52,207	54,760	45,452	39,491
Inventories, net	151,951	130,484	131,930	127,109	114,967
Other current assets	19,914	16,870	19,753	19,370	25,169
Total current assets	246,915	219,631	219,706	204,452	191,967
Intangibles, goodwill and other assets	21,821	17,731	17,692	17,771	23,247
Property, plant and equipment, net	86,826	74,696	51,783	54,300	60,199
Total assets	355,562	312,058	289,181	276,523	275,413

Liabilities and Equity					
Current liabilities	$ 125,793	$ 99,516	$ 100,095	$ 81,078	$ 78,560
Long-term debt	28,446	23,811	16,617	34,543	30,085
Deferred liabilities	36,932	33,677	26,952	29,714	36,108
Shareholders' equity	164,011	154,702	145,093	130,776	130,210
Noncontrolling interest	380	352	424	412	450
Total liabilities and equity	355,562	312,058	289,181	276,523	275,413

Comparative Financial Information					
Per share statistics					
Basic income (loss)	$ (0.14)	$ 0.80	$ 0.77	$ 0.78	$ (2.04)
Diluted income (loss)	(0.14)	0.79	0.75	0.78	(2.04)
Dividends	0.16	0.12	0	0	0
Total equity	11.84	11.31	10.77	9.79	9.83
Return on equity	-1.2%	7.1%	7.1%	8.0%	-20.7%
Return on assets	-0.5%	3.5%	3.6%	3.8%	-9.8%
Return on sales	-0.6%	3.7%	3.7%	4.3%	-12.4%
Average basic shares outstanding	13,856,449	13,683,121	13,467,590	13,352,509	13,246,501
Average diluted shares outstanding	13,856,449	13,877,184	13,810,124	13,381,771	13,246,501
Number of shareholder accounts	295	311	335	340	403
Number of employees	980	910	739	761	743
Additions to property, plant and equipment	$ 15,157	$ 8,707	$ 7,918	$ 4,729	$ 4,464
Depreciation	10,042	6,707	6,400	6,374	7,853
Net working capital	121,122	120,115	119,611	123,374	113,407

*As adjusted
(Dollars amounts in thousands, except per share statistics and shares outstanding)

USA • AUSTRALIA • BELGIUM • CANADA • CHINA • FINLAND • INDIA • ITALY • JAPAN • NETHERLANDS • NEW ZEALAND • SINGAPORE • SWITZERLAND



SCAN HERE FOR DIGITAL COPY • & OTHER INVESTOR RELATION TOPICS



TWIN DISC, INCORPORATED • MILWAUKEE, WISCONSIN, USA • 262-638-4000 • TWINDISC.COM